

CONFLUENT

Annual Report 2022





Confluent, Inc.

899 W. Evelyn Avenue
Mountain View, California 94041

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 1, 2023 at 9:00 a.m., Pacific Time

Dear Stockholder:

We are pleased to invite you to virtually attend the 2023 Annual Meeting of Stockholders (including any adjournments, continuations, or postponements, the Annual Meeting) of Confluent, Inc., a Delaware corporation (Confluent). The Annual Meeting will be held virtually, via live webcast at www.virtualshareholdermeeting.com/CFLT2023 on Thursday, June 1, 2023 at 9:00 a.m., Pacific Time. The virtual format of the Annual Meeting allows us to maximize stockholder access, while also saving time and money for both Confluent and our stockholders. Even with a virtual format, you will still be able to vote and submit questions during the meeting, and we encourage you to attend online and participate.

The Annual Meeting will be held for the following purposes, which are more fully described in the accompanying materials:

1. To elect three Class II directors of Confluent, Matthew Miller, Eric Vishria and Michelangelo Volpi, as approved by the Board of Directors and the Nominating and Governance Committee, to hold office until the 2026 Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, or removal;

2. To ratify the selection of PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for the year ending December 31, 2023;

3. To conduct a non-binding advisory vote to approve the compensation of our named executive officers;

4. To conduct a non-binding advisory vote on the frequency of future non-binding advisory votes to approve the compensation of our named executive officers; and

5. To conduct any other business properly brought before the Annual Meeting.

We have elected to provide internet access to our proxy materials, which include the proxy statement for our Annual Meeting (Proxy Statement) accompanying this notice, in lieu of mailing printed copies. Providing our Annual Meeting materials via the internet reduces the costs associated with our Annual Meeting and lowers our environmental impact, all without negatively affecting our stockholders' ability to timely access Annual Meeting materials. A complete list of record stockholders will be available for examination by any stockholder for any purpose germane to the Annual Meeting beginning ten days prior to the meeting. If you would like to view the list, please email us at CLO@confluent.io.

On or about April 18, 2023, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) containing instructions on how to access the Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2022 (2022 Annual Report). The Notice provides instructions on how to vote online or by telephone and how to receive a paper copy of proxy materials by mail. The Proxy Statement and our 2022 Annual Report can be accessed directly at the internet address www.proxyvote.com using the control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials.

Our Board of Directors has fixed the close of business on April 5, 2023 as the record date for the Annual Meeting. Only stockholders of record at the close of business on April 5, 2023 are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

Jay Kreps
Chief Executive Officer and Chairman

Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, please ensure that your shares are voted during the Annual Meeting by signing and returning a proxy card or by using our internet or telephonic voting system. Even if you have voted by proxy, you may still vote online if you attend the Annual Meeting. Please note, however, that if your shares are held on your behalf by a brokerage firm, bank, or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from that nominee.

Confluent, Inc.
PROXY STATEMENT FOR 2023 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

Confluent, Inc.
899 W. Evelyn Avenue
Mountain View, California 94041

PROXY STATEMENT
FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 1, 2023 at 9:00 a.m., Pacific Time

General Information

Our Board of Directors is soliciting your proxy to vote at the 2023 Annual Meeting of Stockholders (including any adjournments, continuations, or postponements, the Annual Meeting) of Confluent, Inc., for the purposes described in this proxy statement for our Annual Meeting (Proxy Statement). The Annual Meeting will be held virtually via a live webcast on the internet on June 1, 2023 at 9:00 a.m., Pacific Time. The Notice of Internet Availability of Proxy Materials (Notice) containing instructions on how to access this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2022 (2022 Annual Report) is first being mailed on or about April 18, 2023 to all stockholders entitled to vote at the Annual Meeting. If you held shares of our common stock at the close of business on April 5, 2023, you are invited to virtually attend the Annual Meeting at www.virtualshareholdermeeting.com/CFLT2023 and vote on the proposals described in this Proxy Statement.

In this Proxy Statement, (i) we refer to Confluent, Inc. as "Confluent," "we," "us," or "our," and to the Board of Directors of Confluent as "our Board of Directors," (ii) our use of "common stock" includes both Class A common stock and Class B common stock together, and (iii) "stockholders" includes both stockholders of Class A common stock and stockholders of Class B common stock. The 2022 Annual Report accompanies this Proxy Statement. You also may obtain a paper copy of the 2022 Annual Report without charge by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement, should not be considered to be part of this Proxy Statement and references to our website address in this Proxy Statement are inactive textual references only.

Questions and Answers

What am I voting on?

There are four matters scheduled for a vote at the Annual Meeting:

- **Proposal One**: Election of three Class II directors of Confluent, Matthew Miller, Eric Vishria and Michelangelo Volpi, as approved by the Board of Directors and the Nominating and Governance Committee, to hold office until the 2026 Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, or removal;

- **Proposal Two**: Ratification of the selection of PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for the year ending December 31, 2023;

- **Proposal Three**: Non-binding advisory vote to approve the compensation of our named executive officers; and

- **Proposal Four**: Non-binding advisory vote on the frequency of future stockholder advisory votes on the compensation of our named executive officers.

What are the voting recommendations of our Board of Directors?

Our Board of Directors recommends that you vote "**FOR**" the director nominees named in Proposal One, "**FOR**" the ratification of the selection of PwC as our independent registered public accounting firm as described in Proposal Two, "**FOR**" the approval, on a non-binding, advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement, and as described in Proposal Three, and "**FOR**" the option of "one year" as the preferred frequency for future non-binding advisory votes to approve the compensation of our named executive officers, as described in Proposal Four.

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you the Notice because our Board of Directors is soliciting your proxy to vote at the Annual Meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 18, 2023 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on April 5, 2023 (Record Date) will be entitled to vote at the Annual Meeting. On the Record Date, there were 187,055,665 shares of Class A common stock and 108,356,930 shares of Class B common stock outstanding.

Stockholder of Record: Shares Registered in Your Name. If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote online during the Annual Meeting or by proxy in advance. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares by proxy in advance of the Annual Meeting through the internet, by telephone, or by completing and returning a printed proxy card.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee. If, at the close of business on the Record Date, your shares were held not in your name, but on your behalf by a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that nominee. Those shares will be reported as being held by the nominee (e.g., your brokerage firm) in the system of record used for identifying stockholders. As a beneficial owner of the shares, you are invited to attend the Annual Meeting, and you have the right to direct your brokerage firm, bank, or other nominee regarding how to vote the shares in your account. You may access the meeting and vote by logging in with your control number at www.virtualshareholdermeeting.com/CFLT2023.

Will a list of record stockholders as of the Record Date be available?

For the ten days prior to the Annual Meeting, the stockholder list will be available upon request to CLO@confluent.io for examination by any stockholder for any purpose relating to the Annual Meeting.

How do I attend and ask questions during the Annual Meeting?

We will be hosting the Annual Meeting via live webcast only. You can attend the Annual Meeting live online at www.virtualshareholdermeeting.com/CFLT2023 by logging in with your control number. The meeting will start at 9:00 a.m., Pacific Time, on Thursday, June 1, 2023. We recommend that you log in a few minutes before 9:00 a.m., Pacific Time, to ensure you are logged in when the Annual Meeting starts. The webcast will open 15 minutes before the start of the Annual Meeting. Stockholders attending the Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

In order to enter the Annual Meeting, you will need your control number, which is included in the Notice or on your proxy card if you are a stockholder of record. If you are the beneficial owner of your shares, your control number is included with your voting instruction card and voting instructions received from your brokerage firm, bank, or other nominee. Instructions on how to attend and participate are available at www.virtualshareholdermeeting.com/CFLT2023.

If you would like to submit a question during the Annual Meeting, you may log in at www.virtualshareholdermeeting.com/CFLT2023 using your control number, type your question into the "Ask a Question" field, and click "Submit." To help ensure that we have a productive and efficient meeting, and in fairness to all stockholders in attendance, you will also find posted our rules of conduct for the Annual Meeting when you log in prior to its start. We will answer as many questions submitted in accordance with the rules of conduct as possible in the time allotted for the Annual Meeting. Only questions that are relevant to an agenda item to be voted on by stockholders at the Annual Meeting will be answered.

How do I vote?

Stockholder of Record: Shares Registered in Your Name. If you are a stockholder of record, you may vote (i) online during the Annual Meeting or (ii) in advance of the Annual Meeting by proxy through the internet, by telephone, or by using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the meeting, you may still attend online and vote during the meeting. In such case, your previously submitted proxy will be disregarded. For more information, see the question below titled "Can I change my vote or revoke my proxy after submitting a proxy?"

- To vote in advance of the Annual Meeting (i) through the internet, go to www.proxyvote.com to complete an electronic proxy card, or (ii) by telephone, call 1-800-690-6903. You will be asked to provide the control number from the Notice, proxy card, or instructions that accompanied your proxy materials. Votes over the internet or by telephone must be received by 11:59 p.m., Eastern Time on May 31, 2023 to be counted.

- To vote in advance of the Annual Meeting using a printed proxy card, simply complete, sign, and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

- To vote online during the Annual Meeting, follow the provided instructions to join the Annual Meeting at www.virtualshareholdermeeting.com/CFLT2023, starting at 9:00 a.m., Pacific Time, on Thursday, June 1, 2023. You will need to enter the control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. The webcast will open 15 minutes before the start of the Annual Meeting.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee. If you are a beneficial owner of shares held on your behalf by a brokerage firm, bank, or other nominee, you should have received a Notice containing voting instructions from that nominee rather than from us. To vote online during the Annual Meeting, you must follow the instructions from such nominee.

What if I have technical difficulties or trouble accessing the Annual Meeting?

We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted at www.virtualshareholdermeeting.com/CFLT2023.

How many votes do I have?

Each holder of shares of our Class A common stock will have one vote per share held as of the close of business on the Record Date. Each holder of shares of our Class B common stock will have ten votes per share held as of the close of business on the Record Date.

What if another matter is properly brought before the Annual Meeting?

Our Board of Directors does not intend to bring any other matters to be voted on at the Annual Meeting, and currently knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by proxy in advance of the Annual Meeting through the internet, by telephone, using a printed proxy card, or online during the Annual Meeting.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notices to ensure that all of your shares are voted.

Can I change my vote or revoke my proxy after submitting a proxy?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy at any time before the final vote at the Annual Meeting in any one of the following ways:

- Submit another properly completed proxy card with a later date.

- Grant a subsequent proxy by telephone or through the internet by 11:59 p.m., Eastern Time on May 31, 2023.

- Send a timely written notice that you are revoking your proxy to our Secretary via email at CLO@confluent.io.

- Attend the Annual Meeting and vote online during the meeting. Simply attending the Annual Meeting will not, by itself, change your vote or revoke your proxy. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions or vote in advance of the Annual Meeting by telephone or through the internet so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a beneficial owner and your shares are held in "street name" on your behalf by a brokerage firm, bank, or other nominee, you should follow the instructions provided by that nominee.

If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

If you are a stockholder of record and do not vote through the internet, by telephone, by completing a proxy card, or online during the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted in accordance with the recommendations of our Board of Directors:

- "FOR" the election of each of the three nominees for Class II director,

- "FOR" the ratification of the selection of PwC as our independent registered public accounting firm for the year ending December 31, 2023,

- "FOR" the approval, on a non-binding, advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement, and

- "FOR" the option of "one year" as the preferred frequency for future non-binding advisory votes to approve the compensation of our named executive officers.

If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

If I am a beneficial owner of shares held in "street name" and I do not provide my brokerage firm, bank, or other nominee with voting instructions, what happens?

An abstention represents a stockholder's affirmative choice to decline to vote on a proposal. If a stockholder indicates on its proxy card that it wishes to abstain from voting its shares or withholds votes as to a particular proposal, or if a broker, bank, or other nominee holding its customers' shares of record causes abstentions or withheld votes to be recorded for shares, these shares will be considered present and entitled to vote at the Annual Meeting. As a result, abstentions and withheld votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against a proposal in cases where approval of the proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at the Annual Meeting (e.g., Proposal No. 2). However, because the outcome of Proposal No. 1 (election of directors) will be determined by a plurality vote, withheld votes and broker non-votes will have no impact on the outcome of such proposal as long as a quorum exists.

A broker non-vote occurs when a broker, bank, or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank, or other nominee does not have discretionary voting power with respect to such proposal and has not received voting instructions from the beneficial owner of the shares. Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted for purposes of determining the number of votes present and entitled to vote or votes cast. Therefore, a broker non-vote will make a quorum more readily attainable but will not otherwise affect the outcome of the vote on any proposal.

Brokerage firms, banks, and other nominees have discretionary voting power over "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under applicable rules and interpretations, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as elections of directors (even if not contested), mergers, stockholder proposals, executive compensation, and certain corporate governance proposals, even if supported by management.

Accordingly, your brokerage firm, bank, or other nominee may vote your shares on Proposal No. 2, which is considered a "routine" matter. Your brokerage firm, bank, or other nominee may not, however, vote your shares on Proposals No. 1, 3 or 4, which are considered "non-routine" matters, without your instructions, which would result in a "broker non-vote." In such case, your shares would not be counted as having been voted on Proposals No. 1, 3, or 4, as applicable.

If you are a beneficial owner of shares held in street name, and you do not plan to attend the Annual Meeting, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your brokerage firm, bank, or other nominee by the deadline provided in the materials you receive from your nominee.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count:

- For the proposal to elect three Class II directors, votes "FOR," "WITHHOLD," and broker non-votes;

- For the proposal to ratify the selection of PwC as our independent registered public accounting firm for the year ending December 31, 2023, votes "FOR," "AGAINST," and abstentions;

- For the proposal to approve the compensation of our named executive officers, as disclosed in this proxy statement, votes "FOR," "AGAINST," abstentions and broker non-votes; and

- For the proposal on the frequency of future stockholder advisory votes on the compensation of our named executive officers, votes "ONE YEAR," "TWO YEARS," "THREE YEARS," and abstentions and broker non-votes.

How many votes are needed to approve each proposal?

Proposal One. Directors are elected by a plurality of the votes of the shares present by remote communication or by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. "Plurality" means that the three director nominees for Class II who receive the largest number of votes cast "**FOR**" such nominees will be elected as directors. As a result, any shares not voted "**FOR**" a particular nominee, whether as a result of a "**WITHHOLD**" vote or a broker non-vote (in other words, where a brokerage firm has not received voting instructions from the beneficial owner for this proposal and as a result, does not have discretionary power to vote on the matter), will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "**FOR**" or "**WITHHOLD**" on each of the nominees for election as a director.

Proposal Two. The ratification of the selection of PwC as our independent registered public accounting firm for the year ending December 31, 2023 requires the affirmative vote of the holders of a majority of the voting power of the shares of our common stock present by remote communication or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "**AGAINST**" this proposal. Because this is a routine proposal, there will not be any broker non-votes.

Proposal Three. The approval of the compensation of our named executive officers on a non-binding, advisory basis, will be considered to be approved if it receives "For" votes from the affirmative vote of a majority of the voting power of the shares of our common stock present by remote communication or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter. Abstentions are considered shares present and entitled to vote on this proposal and, thus, will have the same effect as a vote "**AGAINST**". Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our Board of Directors or our company. Our Board of Directors and our Compensation Committee, however, will consider the outcome of the vote when determining the compensation of our named executive officers.

Proposal Four. For the non-binding, advisory vote on the frequency of future stockholder advisory votes on the compensation of our named executive officers, the frequency receiving the affirmative vote of a majority of the voting power of the shares of our common stock present by remote communication or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be considered the frequency preferred by the stockholders. Abstentions are considered shares present and entitled to vote on this proposal and, thus, will have the same effect as a vote "**AGAINST**" each of the proposed voting frequencies. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our Board of Directors or our company. Our Board of Directors and our Compensation Committee, however, will consider the outcome of the vote when determining how often we should submit to our stockholders an advisory vote to approve the compensation of our named executive officers.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid Annual Meeting. A quorum will be present if stockholders holding at least a majority of the voting power of the outstanding shares entitled to vote at the Annual Meeting are present at the Annual Meeting either by virtual attendance or by proxy. On the Record Date, there were 187,055,665 shares of our Class A common stock and 108,356,930 shares of our Class B common stock outstanding and entitled to vote.

Your shares will be counted as present only if you submit a valid proxy (or one is submitted on your behalf by your brokerage firm, bank, or other nominee) or if you vote online during the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairperson of the Annual Meeting or holders of a majority of the voting power of the shares present at the Annual Meeting may adjourn the Annual Meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

We expect that preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amendment to the Form 8-K to publish the final results.

When are stockholder proposals due for next year's annual meeting?

Requirements for stockholder proposals to be considered for inclusion in our proxy materials. To be considered for inclusion in next year's proxy materials, stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (Exchange Act), must be submitted in writing by December 20, 2023 to our Secretary at 899 W. Evelyn Avenue, Mountain View, California 94041, Attention: Secretary.

Requirements for stockholder proposals to be brought before the annual meeting. Our Amended and Restated Bylaws provide that, for stockholder proposals that are not to be included in next year's proxy materials to be considered at an annual meeting (including because they were not timely submitted for inclusion pursuant to Rule 14a-8 under the Exchange Act), stockholders must give timely advance written notice thereof to our Secretary at 899 W. Evelyn Avenue, Mountain View, California 94041, Attention: Secretary. In order to be considered timely, notice of a proposal (including a director nomination) for consideration at the 2024 annual meeting of stockholders that is not to be included in next year's proxy materials must be received by our Secretary in writing not earlier than the close of business on February 2, 2024 nor later than the close of business on March 3, 2024. However, if our 2024 annual meeting of stockholders is not held between May 1, 2024 and July 2, 2024, the notice must be received not earlier than the close of business on the 120th day prior to the 2024 annual meeting of stockholders, and not later than the close of business on the later of the 90th day prior to the 2024 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2024 annual meeting is first made. Any such notice to the Secretary must include the information required by our Amended and Restated Bylaws.

In addition to satisfying the foregoing requirements under our Amended and Restated Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Confluent's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 2, 2024.

Who is paying for this proxy solicitation?

We will pay for the cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid additional compensation for soliciting proxies. We may reimburse brokerage firms, banks, and other nominees for the cost of forwarding proxy materials to beneficial owners. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The following table sets forth, for the Class II nominees for election at the Annual Meeting and our other directors who will continue in office after the Annual Meeting, their ages, independence, and position or office held with us as of March 31, 2023:

Name	Age	Independent[2]	Title
Class II director nominees[1]			
Matthew Miller	42	☑	Director
Eric Vishria	43	☑	Director
Michelangelo Volpi	56	☑	Director
Class III directors[1]			
Lara Caimi	46	☑	Director
Jonathan Chadwick	57	☑	Director
Neha Narkhede	38		Director
Class I directors[1]			
Alyssa Henry	52	☑	Director
Jay Kreps	42		Chief Executive Officer and Chairman
Greg Schott*	58	☑	Director

*   Lead Independent Director.
(1)   Class II director nominees are up for election at the Annual Meeting and will continue in office until the 2026 annual meeting of stockholders. Class III directors will continue in office until the 2024 annual meeting of stockholders. Class I directors will continue in office until the 2025 annual meeting of stockholders.
(2)   As defined in Nasdaq listing rules.

Set forth below is biographical information for the Class II director nominees and each person whose term of office as a director will continue after the Annual Meeting. This includes information regarding each director's experience, qualifications, attributes, or skills that led our Board of Directors to recommend them for board service.

Nominees for Election at the Annual Meeting

Matthew Miller. Mr. Miller has served as a member of our Board of Directors since March 2017. Since March 2012, Mr. Miller has served as a Partner at Sequoia Capital, a venture capital firm. Mr. Miller currently serves on the boards of directors of a number of privately-held companies. Mr. Miller holds a B.S. in Finance from Brigham Young University. Mr. Miller is qualified to serve on our Board of Directors due to his extensive experience in the data analytics and cloud services industries, including as a venture capital investor and a member of the boards of directors of other data analytics and cloud services companies.

Eric Vishria. Mr. Vishria has served as a member of our Board of Directors since September 2014. Since July 2014, Mr. Vishria has served as a General Partner at Benchmark. From August 2013 to August 2014, Mr. Vishria served as Vice President of Digital Magazines and Verticals at Yahoo Inc., a web services and digital media company. Previously, Mr. Vishria served as co-founder and Chief Executive Officer of RockMelt, Inc., a social media web browser. Mr. Vishria has served on the board of directors of Amplitude, Inc., a digital optimization company, since December 2014, and also serves on the boards of directors of a number of privately-held companies. Mr. Vishria holds a B.S. in Mathematical and Computational Science from Stanford University. Mr. Vishria is qualified to serve on our Board of Directors because of his experience as a venture capital investor and a member of the boards of directors of other data analytics and cloud services companies.

Michelangelo Volpi. Mr. Volpi has served as a member of our Board of Directors since April 2015. Since July 2009, Mr. Volpi has served as a Partner at Index Ventures, a venture capital firm. Mr. Volpi has served as a director of Sonos, Inc., a consumer electronics company, since March 2010, and Aurora Innovation, Inc., a self-driving technology company, since January 2018. Mr. Volpi has previously served as a director of various public companies, including Elastic N.V., a search and data analysis company, from January 2013 to July 2022, Tishman Speyer Innovation Corp. II, a publicly traded special purpose acquisition company, from February 2021 to December 2022, TS Innovation Acquisitions Corp., a publicly traded special purpose acquisition company, from November 2020 to June 2021, Fiat Chrysler Automobiles N.V., an automotive company, from April 2017 to January 2021, Zuora, Inc., an enterprise software company, from November 2011 to June 2020, Hortonworks, Inc. (now a subsidiary of Cloudera, Inc.), a data software company, from October 2011 to January 2019, Pure Storage, Inc., an all-flash data storage company, from April 2014 to October 2018, and Exor N.V., a holding company, from April 2012 to May 2018. Mr. Volpi holds a B.S. in Mechanical Engineering, an M.S. in Manufacturing Systems Engineering, and an M.B.A. from Stanford University. Mr. Volpi is qualified to serve on our Board of Directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Directors Continuing in Office Until the 2024 Annual Meeting of Stockholders

Lara Caimi. Ms. Caimi has served as a member of our Board of Directors since December 2020. Since December 2017, she has served in various leadership positions, including Chief Customer and Partner Officer, at ServiceNow, Inc., a service management software company. From October 2000 to November 2017, she served as a Partner at Bain & Company Inc., a management consulting firm. Ms. Caimi holds a B.A. in English Literature and Economics from St. Olaf College, an M.I.B. from the University of Sydney as a Fulbright Scholar, and an M.B.A. from Harvard Business School. Ms. Caimi is qualified to serve as a member of our Board of Directors because of her significant knowledge of the software industry and her leadership experience.

Jonathan Chadwick. Mr. Chadwick has served as a member of our Board of Directors since August 2019. From November 2012 to April 2016, Mr. Chadwick served as Chief Financial Officer and Executive Vice President of VMware, Inc., a virtualization and cloud infrastructure solutions company, and also served as VMware's Chief Operating Officer from August 2014 to April 2016. Previously, Mr. Chadwick served in various leadership positions at Skype Communication S.á.r.l., a voice over IP service, and Microsoft Corporation after its acquisition of Skype in October 2011. He has served as a director of Elastic N.V., a search and data analysis company, since August 2018, Zoom Video Communications, Inc., a video conferencing company, since September 2017, ServiceNow, Inc., a service management software company, since October 2016, Samsara Inc., an Internet-of-Things solution provider, since August 2020, and various private companies. He previously served on the board of directors of Cognizant Technology Solutions Corporation, an IT business services provider, from April 2016 to December 2019, and F5 Networks, Inc., an application networking delivery company, from August 2011 to June 2019. Mr. Chadwick was previously qualified as a Chartered Accountant in England and holds a B.Sc. degree in Electrical and Electronic Engineering from the University of Bath, UK. Mr. Chadwick is qualified to serve as a member of our Board of Directors because of his significant financial expertise as a chief financial officer of other companies and service on the boards of directors of various public companies.

Neha Narkhede. Ms. Narkhede is a co-founder of our company and has served as a member of our Board of Directors since our inception in September 2014. Since July 2021, Ms. Narkhede has served as Chief Executive Officer of Oscilar, Inc., a risk-management platform. She also served as our Chief Technology and Product Officer from 2015 through December 2019. From February 2010 to September 2014, she served as a software engineer and more recently as Lead, Streams Infrastructure at LinkedIn Corp., an employment-oriented online service company. Ms. Narkhede holds a B.E. in Computer Science from the University of Pune and an M.S. in Computer Science from the Georgia Institute of Technology. Ms. Narkhede is qualified to serve on our Board of Directors due to her experience as co-founder of our company and her expertise and experience as a software engineer.

Directors Continuing in Office Until the 2025 Annual Meeting of Stockholders

Alyssa Henry. Ms. Henry has served as a member of our Board of Directors since May 2021. Since May 2014, she has served in various leadership roles, including Chief Executive Officer of Square, at Block, Inc., a public software and financial services company. From 2006 to 2014, Ms. Henry served in various positions, including as Vice President of Amazon Web Services and Storage Services, for Amazon.com Inc., an e-commerce company. Ms. Henry has served as a director of Intel Corporation, a semiconductor and technology company, since January 2020, and previously served as a director of Unity Software Inc., a video game software development company, from October 2018 to November 2022. Ms. Henry holds a B.S. in Mathematics and Applied Science with a specialization in computing from the University of California, Los Angeles. Ms. Henry is qualified to serve on our Board of Directors because of her experience working in the software and technology industries and her expertise in computer science and engineering.

Jay Kreps. Mr. Kreps is a co-founder of our company and has served as Chief Executive Officer and a member of our Board of Directors since our inception in September 2014. From July 2009 to September 2014, he served as an engineer, engineering manager, and software architect at LinkedIn Corp., an employment-oriented online service company. He was one of the original creators of Apache Kafka while at LinkedIn. Mr. Kreps holds a B.S. in Computer Science and an M.S. in Computer Science from the University of California, Santa Cruz. Mr. Kreps is qualified to serve on our Board of Directors because of his experience as co-founder of our company and co-creator of Apache Kafka.

Greg Schott. Mr. Schott has served as a member of our Board of Directors since June 2020. Since October 2022, he has served as the Executive Chairman of Veev, Inc. From June 2018 to March 2020, Mr. Schott served in various leadership positions at Salesforce.com, Inc., a cloud-based software company. From 2009 to 2018, Mr. Schott served as Chairman and Chief Executive Officer of MuleSoft, LLC. Mr. Schott holds a B.S. in Mechanical Engineering from North Carolina State University and an M.B.A. from the Stanford University Graduate School of Business. Mr. Schott is qualified to serve on our Board of Directors due to his extensive experience in leadership roles at technology and cloud computing companies.

Independence of our Board of Directors

Our Class A common stock is listed on the Nasdaq Global Select Market (Nasdaq). Under the listing standards of Nasdaq, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and governance committees be independent. Under the listing standards of Nasdaq, a director will only qualify as an "independent director" if the listed company's board of directors affirmatively determines that the director does not have a relationship with the listed company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the company) that, in the opinion of the listed company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit Committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing standards of Nasdaq. Compensation Committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the listing standards of Nasdaq.

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board of Directors has affirmatively determined that each of our directors, other than Mr. Kreps and Ms. Narkhede, is "independent" as that term is defined under the listing standards of Nasdaq. In making these affirmative determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with Confluent and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Transactions with Related Persons."

Board Leadership

Our Nominating and Governance Committee periodically considers the leadership structure of our Board of Directors and makes such recommendations to our Board of Directors as our Nominating and Governance Committee deems appropriate. Our Corporate Governance Guidelines also provide that, when our Board of Directors does not have an independent chairperson, the independent members of our Board of Directors will designate a "Lead Independent Director."

Currently, our Board of Directors believes that it is in the best interests of Confluent and our stockholders for our Chief Executive Officer, Mr. Kreps, to serve as both Chief Executive Officer and Chairman given his knowledge of our company and industry and his strategic vision. Because Mr. Kreps has served and continues to serve in both these roles, our Board of Directors has appointed a Lead Independent Director, Greg Schott. As Lead Independent Director, Mr. Schott provides leadership to our Board of Directors if circumstances arise in which the role of Chief Executive Officer and Chairman of our Board of Directors may be, or may be perceived to be, in conflict, and performs such additional duties as our Board of Directors may otherwise determine and delegate, including presiding over each executive session of non-management directors in which those directors meet without management participation. Our Board of Directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board of Directors, and sound corporate governance policies and practices.

Role of the Board in Risk Oversight

Our Board of Directors oversees our risk management processes, which are designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance stockholder value while mitigating and managing identified risks. A fundamental part of our approach to risk management is not only understanding the most significant risks we face as a company and the necessary steps to manage those risks, but also deciding what level of risk is appropriate for Confluent. Our Board of Directors plays an integral role in guiding management's risk tolerance and determining an appropriate level of risk.

While our full Board of Directors has overall responsibility for evaluating key business risks, its committees monitor and report to our Board of Directors on certain risks. Our Audit Committee monitors our major financial, accounting, legal, compliance, investment, tax, cybersecurity and data privacy risks, and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines, internal controls, and policies that govern the process by which risk assessment and management is undertaken. Our Audit Committee also monitors compliance with legal, regulatory, and ethical compliance programs, and directly supervises our internal audit function. Our Compensation Committee assesses and monitors whether our compensation philosophy and practices have the potential to encourage excessive risk-taking, and also plans for leadership succession. Our Nominating and Governance Committee oversees risks associated with director independence and the composition and organization of our Board of Directors, periodically reviews our Code of Conduct and Corporate Governance Guidelines, and provides general oversight of our other corporate governance policies and practices.

In connection with its reviews of the operations of our business, our full Board of Directors addresses holistically the primary risks associated with our business, as well as the key risk areas monitored by its committees, including cybersecurity and privacy risks. Our Board of Directors appreciates the evolving nature of our business and industry and oversees Confluent's monitoring and mitigation of new threats and risks as they emerge. In particular, our Board of Directors is committed to the prevention, timely detection, and mitigation of the effects of cybersecurity threats or incidents. Further, our Board of Directors has closely monitored and continues to monitor the COVID-19 pandemic, its effects on our business, and related risk mitigation strategies.

At periodic meetings of our Board of Directors and its committees, management reports to and seeks guidance from our Board of Directors and its committees with respect to the most significant risks that could affect our business, such as legal and compliance risks, cybersecurity and privacy risks, and financial, tax, and audit-related risks. In addition, among other matters, management provides our Audit Committee periodic reports on our compliance programs and investment policy and practices.

Board Meetings and Committees

Our Board of Directors is responsible for the oversight of management and the strategy of Confluent and for establishing corporate policies. Our Board of Directors meets periodically during the year to review significant developments affecting Confluent and to act on matters requiring the approval of our Board of Directors. Our Board of Directors met seven times during our last fiscal year. Our Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and a Mergers and Acquisitions Committee. The Audit Committee met five times during our last fiscal year. Our Compensation Committee met six times during our last fiscal year. Our Nominating and Governance Committee met four times during our last fiscal year. Our Mergers and Acquisitions Committee did not meet separately during our last fiscal year. During our last fiscal year, each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board of Directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of our Board of Directors on which he or she served during the periods that he or she served. We strongly encourage our directors to attend our Annual Meeting.

The composition and responsibilities of each of the standing committees of our Board of Directors are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Name	Audit	Compensation	Nominating and Governance	Mergers & Acquisitions
Jay Kreps				●
Lara Caimi		●		●
Jonathan Chadwick	● (C)		●	
Alyssa Henry		●		●
Matthew Miller	●	●		
Neha Narkhede				
Greg Schott+		● (C)	●	
Eric Vishria	●			
Michelangelo Volpi			● (C)	● (C)

● (C)   Committee Chairman
\+   Lead Independent Director

Audit Committee

Our Audit Committee consists of Jonathan Chadwick, Matthew Miller, and Eric Vishria. The chairman of our Audit Committee is Mr. Chadwick. Our Board of Directors has determined that each member of our Audit Committee satisfies the independence requirements under the listing standards of Nasdaq and Rule 10A-3(b)(1) under the Exchange Act. Our Board of Directors has determined that Mr. Chadwick is an "audit committee financial expert" within the meaning of SEC regulations. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our Board of Directors has examined each Audit Committee member's scope of experience and the nature of his employment.

The primary purpose of our Audit Committee is to discharge the responsibilities of our Board of Directors with respect to our accounting and financial reporting processes and internal controls, the audit and integrity of our financial statements, overseeing our independent registered public accounting firm and our internal audit function, our compliance with applicable laws, and our risk assessment and risk management with respect to financial, accounting, tax, cybersecurity and information technology matters. Specific responsibilities of our Audit Committee include:

- helping our Board of Directors oversee our accounting and financial reporting processes and internal controls;

- managing the selection, appointment, compensation, retention, independence, evaluation, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- approving or, as permitted, pre-approving, audit and permissible non-audit and tax services to be performed by the independent registered public accounting firm;

- discussing the scope, materiality, and timing of the annual audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, the results of the independent audit and the quarterly reviews;

- preparing the Audit Committee Report that the SEC requires in our annual proxy statement;

- reviewing and discussing with management and the independent registered public accounting firm the adequacy and effectiveness of our internal controls, and any fraud involving management or other Confluent employees that have a significant role in our internal controls;

- reviewing and discussing the adequacy and effectiveness of our disclosure controls and procedures;

- meeting periodically with the internal auditors;

- reviewing and discussing with management and the independent registered public accounting firm the adequacy and effectiveness of our legal, regulatory, and ethical compliance programs and reports regarding compliance with applicable laws, regulations and internal compliance programs;

- overseeing procedures for the receipt, retention, and treatment of complaints on accounting, internal accounting controls, or audit matters, and for employees to submit concerns anonymously about questionable accounting or auditing matters;

- reviewing and discussing our major financial risk exposures, including reviewing our policies on risk assessment and risk management;

- reviewing significant cybersecurity matters and concerns, including information security, data privacy, and related regulatory matters and compliance;

- reviewing with management our investment philosophy and policies;

- overseeing significant tax matters;

- reviewing and overseeing related party transactions;

- setting hiring policies with respect to employees and former employees of our independent registered public accounting firm; and

- reviewing our Whistleblower Policy, Global Anti-Bribery and Anti-Corruption Policy, Related Person Transactions Policy, and other policies as requested by our management.

Our Audit Committee operates under a written charter that satisfies the applicable listing standards of Nasdaq and is available to stockholders on our website at https://investors.confluent.io/.

Compensation Committee

Our Compensation Committee consists of Lara Caimi, Alyssa Henry, Matthew Miller and Greg Schott. The chairman of our Compensation Committee is Mr. Schott. Our Board of Directors has determined that each member of our Compensation Committee is independent under the listing standards of Nasdaq and Rule 10C-1 under the Exchange Act, and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors in overseeing our compensation policies, plans, and programs, and to review and determine, or recommend to our Board of Directors for approval, as appropriate, the compensation to be paid to our executive officers and directors. Specific responsibilities of our Compensation Committee include:

- approving the retention of compensation consultants and outside service providers and advisors;

- reviewing and approving the corporate goals and objectives applicable to the compensation of our Chief Executive Officer and, with the independent members of our Board of Directors, evaluating our Chief Executive Officer's performance with respect to those goals and objectives;

- reviewing and recommending to the independent members of our Board of Directors for approval the compensation of our Chief Executive Officer and any severance arrangements or change of control protections;

- in consultation with our Chief Executive Officer, reviewing and approving the compensation of our other executive officers and any severance arrangements or change of control protections;

- reviewing, approving, administering, amending, or terminating our incentive compensation plans, including by establishing performance objectives and certifying performance achievement, and granting awards under the plans (except with respect to our Chief Executive Officer, whereby our Compensation Committee will recommend award grants to the independent members of our Board of Directors for approval);

- administering our equity incentive plans and, as the Compensation Committee deems appropriate, other benefit plans;

- overseeing our compensation philosophy and the risks arising from our compensation philosophy and practices;

- reviewing and recommending to our Board of Directors for approval the frequency with which we will conduct stockholder advisory votes on executive compensation and overseeing our submissions to stockholders on executive compensation matters, when applicable;

- reviewing and recommending to our Board of Directors the compensation of our non-employee directors;

- reviewing, adopting, amending, or terminating, or recommending to our Board of Directors for review, adoption, amendment, or termination, and overseeing our stock ownership policies and clawback policies, as determined to be necessary or appropriate or as required by law;

- reviewing and discussing with management our Compensation Discussion and Analysis, when required;

- preparing the Compensation Committee Report that the SEC requires in our annual proxy statement, when required;

- reviewing and approving our peer companies; and

- reviewing our succession plans for our executive management team (and, with respect to our Chief Executive Officer, together with the other independent members of our Board of Directors) and assisting our Board of Directors in evaluating potential successors to our Chief Executive Officer.

Our Compensation Committee operates under a written charter that satisfies the applicable listing standards of Nasdaq and is available to stockholders on our website at https://investors.confluent.io/.

Processes and Procedures for Compensation Decisions

Our Compensation Committee is primarily responsible for establishing and reviewing our overall compensation strategy. In addition, our Compensation Committee oversees our compensation and benefit plans and policies, administers our equity incentive plans, reviews and approves all compensation decisions relating to our executive officers, and reviews and recommends all compensation decisions relating to our Chief Executive Officer to the independent members of our Board of Directors. Our Compensation Committee consults with our Chief Executive Officer regarding the compensation of our executive officers other than himself.

Our Compensation Committee has adopted an equity award grant policy. Under this policy, we generally grant equity awards on a regularly-scheduled basis to enhance the effectiveness of our internal control over our equity award grant process. Pursuant to the policy, our Compensation Committee has delegated certain limited authority to a management committee consisting of our Chief Financial Officer, Chief Legal Officer and Chief People Officer, by which such committee may approve the grant of certain equity awards to employees within guidelines reviewed and approved from time to time by our Compensation Committee and subject to other limitations and requirements.

Under its charter, our Compensation Committee has the right to retain or obtain the advice of compensation consultants, independent legal counsel, and other advisers. During the year ended December 31, 2022, our Compensation Committee retained Compensia, Inc. (Compensia), a compensation consulting firm with compensation expertise relating to technology companies, to provide it with market information, analysis, and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our Compensation Committee to, among other things, assist in developing an appropriate group of peer companies to help us determine the appropriate level of overall compensation for our executive officers and non-employee directors, as well as to assess each separate element of executive officer and non-employee director compensation, with a goal of ensuring that the compensation we offer to our executive officers and non-employee directors is competitive, fair, and appropriately structured. Compensia does not provide any non-compensation related services to us, and maintains a policy that is specifically designed to prevent any conflicts of interest. In addition, our Compensation Committee has assessed the independence of Compensia, taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of Nasdaq, and concluded that no conflict of interest exists with respect to the work that Compensia performs for our Compensation Committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee are currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Jonathan Chadwick, Greg Schott, and Michelangelo Volpi. The chairman of our Nominating and Governance Committee is Mr. Volpi. Our Board of Directors has determined that each member of our Nominating and Governance Committee is independent under the listing standards of Nasdaq.

The primary purpose of our Nominating and Governance Committee is to assist our Board of Directors in identifying individuals to become members of our Board of Directors, to select, or recommend to our Board of

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Directors, director nominees for each annual meeting of stockholders and members for each committee of our Board of Directors, to develop and maintain our corporate governance policies, and to oversee the evaluation of our Board of Directors and its committees. Specific responsibilities of our Nominating and Governance Committee include:

- determining the qualifications, qualities, skills, and other expertise required to be a director, and to develop and recommend to our Board of Directors for approval criteria for director nominees;

- evaluating the size, composition, organization, and governance of our Board of Directors and its committees;

- identifying, evaluating, and selecting, or recommending to our Board of Directors for selection, candidates to serve on our Board of Directors, including the nomination of incumbent directors for reelection and nominees recommended by stockholders;

- considering the leadership structure of our Board of Directors, including the separation of the Chairman and Chief Executive Officer roles and/or the appointment of a Lead Independent Director;

- evaluating the independence of directors and director nominees;

- reviewing and making recommendations to our Board of Directors regarding the structure, composition and chairpersons of the committees of our Board of Directors;

- developing, reviewing, and making recommendations to our Board of Directors regarding our Corporate Governance Guidelines and other policies as requested by our management;

- overseeing our corporate governance practices, including reviewing and making recommendations to our Board of Directors regarding any changes to our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws;

- overseeing annual evaluations of the Board of Directors and its committees;

- reviewing stockholder proposals for action at our annual meeting and making recommendations to our Board of Directors regarding any such proposals;

- reviewing and monitoring compliance with our Code of Conduct and approving any changes;

- reviewing actual and potential conflicts of interest of directors and officers; and

- overseeing our environmental, social, and governance strategy, programs and public disclosures.

Our Nominating and Governance Committee operates under a written charter that satisfies the applicable listing standards of Nasdaq and is available to stockholders on our website at https://investors.confluent.io/.

Mergers and Acquisitions Committee

Our Mergers and Acquisitions Committee consists of Jay Kreps, Lara Caimi, Alyssa Henry, and Michelangelo Volpi. The chairman of our Nominating and Governance Committee is Mr. Volpi. The primary purpose of our Mergers and Acquisitions Committee is to review and assess and assist our Board of Directors in reviewing and assessing, potential mergers, acquisitions, strategic investments, divestitures and similar transactions, and assist management with corporate development strategy and opportunities. Specific responsibilities of our Mergers and Acquisitions Committee include:

- assisting our Board of Directors in reviewing and assessing potential mergers, acquisitions, strategic investments, divestitures and similar transactions;

- reviewing and approving proposed mergers, acquisitions, strategic investments, divestitures and similar transactions up to a certain value;

- periodically evaluating the execution, integrations, and business and financial results of transactions completed by us; and

- reviewing and providing guidance to management and our Board of Directors with respect to our corporate development strategy and opportunities, including potential mergers, acquisitions, strategic investments, divestitures and similar transactions.

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of the Nominating and Governance Committee in accordance with the Committee's charter, our policies, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, our Corporate Governance Guidelines, and the requirements of applicable law. In recommending candidates for nomination, the Nominating and Governance Committee considers candidates recommended by directors, officers, and employees, as well as candidates that are properly submitted by stockholders in accordance with our policies and Amended and Restated Bylaws, using the same criteria to evaluate all such candidates.

A stockholder that wishes to recommend a candidate for election to the Board of Directors may send a letter directed to our Secretary at 899 W. Evelyn Avenue, Mountain View, California 94041. The letter must include, among other things, the candidate's name, business and residence address, biographical data and relevant qualifications, and the class and number of Confluent shares held. Additional information regarding the process and required information to properly and timely submit stockholder nominations for candidates for membership on our Board of Directors is set forth in our Amended and Restated Bylaws and Corporate Governance Guidelines.

Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate and, in addition, the Nominating and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Director Qualifications

In addition to the qualifications, qualities, and skills that are necessary to meet U.S. state and federal legal, regulatory and Nasdaq listing requirements and the provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, Corporate Governance Guidelines, Policies and Procedures for Director Candidates, and charters of the committees of our Board of Directors, our Board of Directors will consider the following factors in considering director candidates: (i) high personal and professional ethics and integrity, (ii) proven achievement and competence in the nominee's field and the ability to exercise sound business judgment, (iii) skills that are complementary to those of the existing Board of Directors, (iv) the ability to assist and support management and make significant contributions to Confluent's success, and (v) an understanding of the fiduciary responsibilities that are required of a member of the Board of Directors and the commitment of time and energy necessary to diligently carry out those responsibilities.

When considering nominees, our Board of Directors and Nominating and Governance Committee may also take into consideration many other factors including, among other things, the current composition of our Board of Directors, Confluent's current operating requirements, the candidates' character, integrity, judgment, diversity, independence, areas of expertise, professional experience, industry knowledge, experience with high growth technology companies, public company experience, length of service, potential conflicts of interest, the candidates' other commitments, and the long-term interests of our stockholders. Our Board of Directors and Nominating and Governance Committee evaluate the foregoing factors, among others, and do not assign any particular weighting or priority to any of the factors.

Board Diversity Matrix (as of March 31, 2023)		
Board Size:		
Total Number of Directors	9	
	Female	Male
Gender:		
Directors	3	6
Number of Directors who Identify in Any of the Categories Below:		
Asian	1	1
White	2	5

Stockholder Communications with the Board of Directors

Stockholders or interested parties who wish to communicate with our non-management directors may send messages to our Chief Legal Officer and Cooley LLP, our outside corporate counsel, via email at stockholdercommunications@confluent.io. In accordance with our Policies and Procedures for Stockholder Communications to Independent Directors, our Chief Legal Officer or legal department, in consultation with appropriate directors as necessary, will review all incoming stockholder communications (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations, patently offensive or otherwise inappropriate material and other communications that are not relevant to our company). If appropriate, our Chief Legal Officer or legal department will route such communications to the appropriate director(s) or, if none is specified, to the chairperson of the Nominating and Governance Committee or the Lead Independent Director after review by the legal department.

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines to ensure that our Board of Directors has the necessary practices in place to review and evaluate Confluent's business operations and make decisions that are independent of our management. The Corporate Governance Guidelines set forth the practices our Board of Directors intends to follow with respect to, among other things, board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, board committees and compensation and director education. Our Corporate Governance Guidelines also require the approval of our Board of Directors for service by any director on more than four additional public company boards. The Corporate Governance Guidelines, as well as the charters for each committee of our Board of Directors, are posted on our website at https://investors.confluent.io/.

Code of Conduct

We maintain a Code of Conduct that is applicable to all employees, executive officers, and directors. Our Code of Conduct is available on our Investor Relations website at https://investors.confluent.io/ under "Governance Documents." We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website, if required by applicable law or the listing standards of Nasdaq.

Prohibition on Hedging, Short Sales, and Pledging

Our Insider Trading Policy prohibits officers, directors, employees, and other related individuals from engaging in derivatives securities or hedging transactions, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities and the risks associated with holding our common stock. Our Insider Trading Policy also prohibits trading in publicly-traded options, such as puts and calls, and other derivative securities with respect to our securities (other than stock options and other compensatory equity awards issued by us), as well as holding our common stock in margin accounts.

Our Employees and Human Capital Resources

Our Community

Our employees are the power behind our innovation and the foundation of our business. Investing in our people is a high priority and we strive to enhance and advance our culture and community. As of December 31, 2022, we had 2,761 employees distributed across 22 countries. 62% of our employees at that time were located within the United States. Some individual employees outside of the United States may be members of trade unions or participate in staff representative bodies, including in France where we have assisted employees in forming a Social Economic Committee as required by local law.

Culture and Values

Culture is about how all employees at Confluent work together to get things done. Each part of the company has distinct norms and practices that are specific to what they do. But across Confluent, we share attributes of a common company culture that help us agree on how we will interact as a group, who we hire and help determine what kind of behavior is rewarded. Our five core values are:

- Earn Our Customers' Love

- Be Smart, Humble, and Empathetic

- Be Fired Up and Get Stuff Done

- Be Tasteful, Not Wasteful

- One Team

Engagement and Communication

Our CEO and executives host regular all-hands meetings to keep our employees apprised of Confluent's strategy, goals and priorities. We also conduct regular, anonymous engagement surveys to help us understand the employee experience, maintain a real-time pulse on employee engagement, and continuously action areas of opportunity as an organization. It is a quick way for management to see trends in engagement and progress on action plans. By continuing to monitor our engagement, we can impact retention and attraction of top talent to Confluent.

Learning and Development

We strive to provide a culture of curiosity and learning where employees can try new things and continually grow and develop. We offer a variety of resources to support this, including quarterly manager check-ins to facilitate development conversations, an on-demand e-learning platform and ongoing training and learning programs for employees.

Compensation and Benefits

We aim to provide compensation and benefits that are equitable, competitive, and meet the diverse needs of our global workforce. We believe it is an important factor for our employees to have a stake in our success, which is why our total compensation packages include both cash and equity components for most roles.

In addition to our robust suite of medical, dental, vision and retirement benefits, we provide employees access to mental wellbeing resources, health and wellness resources, family building benefits, and a comprehensive paid leave program.

In addition, we believe that our remote-first model will enable us to attract top talent and provide employees the flexibility they increasingly seek.

Diversity and Inclusion

We are committed to the principles of fairness and equality. We believe that this commitment makes us a stronger, more vibrant, and more innovative company. We seek to build an environment where every employee, regardless of background, identity, or life experience, has an equal opportunity to grow and thrive.

Stock Ownership Guidelines

In an effort to align our directors' and executive officers' interests with those of our stockholders, we have adopted Stock Ownership Guidelines. Within five years of becoming subject to the guidelines, our non-employee directors are expected to own or hold Confluent stock, including any vested restricted stock units and restricted stock awards (Qualifying Confluent Stock), valued at not less than five times their total annual cash retainer for Board of Directors and committee service. Within five years of becoming subject to the guidelines, our executive officers for purposes of Section 16 of the Exchange Act are expected to own or hold Qualifying Confluent Stock valued at not less than three times their base salaries, except in the case of our Chief Executive Officer, who is expected to own or hold Qualifying Confluent Stock valued at not less than five times his base salary.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information regarding compensation earned by or paid to our directors for the year ended December 31, 2022, other than Jay Kreps, our Chief Executive Officer and Chairman, who is also a member of our Board of Directors but did not receive any additional compensation for service as a director. The compensation of Mr. Kreps as a named executive officer is set forth below under "Executive Compensation— Summary Compensation Table".

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	Option Awards ($)[3][4]	Total ($)
Lara Caimi	36,000	174,979	—	210,979
Jonathan Chadwick	54,000	174,979	—	228,979
Alyssa Henry	36,000	174,979	—	210,979
Matthew Miller	—	—	—	—
Neha Narkhede	30,000	174,979	—	204,979
Greg Schott	—	—	—	—
Eric Vishria	—	—	—	—
Michelangelo Volpi	—	—	—	—

(1) Each of Matthew Miller, Greg Schott, Eric Vishria and Michelangelo Volpi waived payment of their annual cash retainer for fiscal year 2022.

(2) Each of Matthew Miller, Greg Schott, Eric Vishria and Michelangelo Volpi waived the right to receive their annual RSU award under the Non-Employee Director Compensation Policy for fiscal year 2022.

(3) The amount reported in this column represents the aggregate grant-date fair value of an equity award granted to a director during the year ended December 31, 2022 under our 2021 Equity Incentive Plan (2021 Plan), computed in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification, Topic 718 (ASC Topic 718). The assumptions used in calculating the grant-date fair value of the equity award reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. This amount does not reflect the actual economic value that may be realized by the director.

(4) The following table sets forth information on the aggregate number of shares of our common stock underlying outstanding and unexercised stock options, unvested RSUs and unvested restricted stock held by our non-employee directors as of December 31, 2022:

Name	Number of RSUs Outstanding as of December 31, 2022	Number of Shares Underlying Outstanding Options as of December 31, 2022	Number of Shares of Unvested Restricted Stock Held as of December 31, 2022
Lara Caimi	7,688	—	150,649[1]
Jonathan Chadwick	7,688	—	110,834[2]
Alyssa Henry	7,688	250,000	—
Matthew Miller	—	—	—
Neha Narkhede	7,688	1,779,470	—
Greg Schott	—	450,944	—
Eric Vishria	—	—	—
Michelangelo Volpi	—	—	—

(1) Represents restricted shares of our Class B common stock, acquired pursuant to Ms. Caimi's early exercise of a stock option granted in December 2020, over which we have a right of repurchase in accordance with the option's vesting schedule.

(2) Represents restricted shares of our Class B common stock, acquired pursuant to Mr. Chadwick's early exercise of a stock option granted in September 2019, over which we have a right of repurchase in accordance with the option's vesting schedule.

Non-Employee Director Compensation

We have adopted a Non-Employee Director Compensation Policy, pursuant to which our non-employee directors receive the compensation described below. Our Board of Directors may amend this policy from time to time at its discretion, including to change the amounts of cash or restricted stock units (RSUs) that our non-employee directors may be entitled to receive or the grant or vesting schedule of RSUs under the policy.

Annual Cash Compensation

Under our non-employee director compensation policy for fiscal year 2022, each non-employee director is entitled to receive the following cash compensation for services on our Board of Directors and committees of our Board of Directors, as follows:

- $30,000 annual cash retainer for service as a member of our Board of Directors;

- $15,000 annual cash retainer for service as Lead Independent Director of our Board of Directors;

- $10,000 annual cash retainer for service as a member of the Audit Committee and $20,000 annual cash retainer for service as chairperson of the Audit Committee (in lieu of the committee member service retainer);

- $6,000 annual cash retainer for service as a member of the Compensation Committee and $12,000 annual cash retainer for service as chairperson of the Compensation Committee (in lieu of the committee member service retainer);

- $4,000 annual cash retainer for service as a member of the Nominating and Governance Committee and $8,000 annual cash retainer for service as chairperson of the Nominating and Governance Committee (in lieu of the committee member service retainer); and

- $4,000 annual cash retainer for service as a member of the Mergers and Acquisitions Committee and $8,000 annual cash retainer for service as chairperson of the Mergers and Acquisitions Committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred, pro-rated for any partial quarter of service (based on days served in the applicable quarter).

Each of Matthew Miller, Greg Schott, Eric Vishria and Michelangelo Volpi waived their annual cash retainers for Board of Director and committee service for fiscal year 2022.

Annual Retainer Grant

At the close of business on the date of each annual meeting of stockholders, unless waived by such director, each non-employee director will automatically receive a RSU award covering the number of shares of our Class A common stock equal to (i) $175,000, divided by (ii) the closing sales price per share of our Class A common stock on the date of the applicable annual meeting. For a non-employee director who was appointed to our Board of Directors less than 365 days prior to the applicable annual meeting, the $175,000 will be prorated based on the number of days from the date of appointment until such annual meeting. Each annual RSU award will fully vest on the earlier of (i) the date of the following year's annual meeting (or the date immediately prior to the next annual meeting if the non-employee director's service as a director ends at such meeting due to the director's failure to be re-elected or the director not standing for re-election), or (ii) the first anniversary of the applicable grant date. Each non-employee director may elect to receive an amount in cash in lieu of any future annual RSU award, equal to the dollar value of such annual RSU award. Each such annual cash award will vest and be payable on the earlier of (i) the date of the following year's annual meeting (or the date immediately prior to the next annual meeting if the non-employee director's service as a director ends at such meeting due to the director's failure to be re-elected or the director not standing for re-election), or (ii) the first anniversary of the date that the annual RSU that the annual cash award is provided in lieu of would have otherwise been granted.

Initial Grant

Under our non-employee director compensation policy, each non-employee director appointed to our Board of Directors will automatically, at the close of business on the date of his or her appointment as a non-employee director, be granted a RSU award covering the number of shares of our Class A common stock equal to (i) $350,000 divided by (ii) the closing sales price per share of our Class A common stock on the applicable grant date, rounded down to the nearest whole share. Each initial RSU grant will vest over three years, with one-third of the RSU grant vesting on the first, second, and third anniversary of the applicable grant date, subject to the non-employee director's continuous service through each applicable vesting date.

Acceleration

Our non-employee director compensation policy provides that for each non-employee director who remains in continuous service with Confluent until immediately prior to the closing of a Change in Control (as defined in the 2021 Plan), the shares subject to his or her then-outstanding equity awards that were granted pursuant to the non-employee director compensation policy, as well as any other then-outstanding equity awards held by such non-employee director, will become fully vested immediately prior to the closing of such Change in Control.

Expenses

We also reimburse each non-employee director for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in Board of Director and committee meetings.

Compensation Limit

Our non-employee director compensation policy provides that the aggregate cash compensation and equity compensation that each non-employee director is eligible to receive is subject to the limits set forth in the 2021 Plan, which provides that the aggregate value of all compensation granted or paid to a non-employee director for any fiscal year starting with fiscal year 2022, including equity awards granted and cash fees paid to the non-employee director, may not exceed (i) $750,000 in total value or (ii) in the event the non-employee director is first appointed or elected to our Board of Directors during the applicable fiscal year, $1,500,000 in total value. For purposes of this calculation, the value of any equity awards is based on the grant date fair value of such equity awards for financial reporting purposes.

PROPOSAL ONE:
ELECTION OF DIRECTORS

Our Board of Directors currently consists of nine members and is divided into three classes. Each class consists of one-third of the total number of directors, and each class has a three-year term. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election until the third annual meeting following the election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal.

Our directors are divided into the three classes as follows:

- the Class I directors are Alyssa Henry, Jay Kreps, and Greg Schott, whose terms will expire at the annual meeting of stockholders to be held in 2025;

- the Class II directors are Matthew Miller, Eric Vishria, and Michelangelo Volpi, whose terms will expire at the upcoming Annual Meeting; and

- the Class III directors are Lara Caimi, Jonathan Chadwick, and Neha Narkhede, whose terms will expire at the annual meeting of stockholders to be held in 2024.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors, although less than a quorum, or by the sole remaining director, and not by our stockholders, unless our Board of Directors otherwise determines that such vacancy will be filled by our stockholders. A director elected by our Board of Directors to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of Confluent.

Each of Mr. Miller, Mr. Vishria, and Mr. Volpi is currently a member of our Board of Directors, and, at the recommendation of our Nominating and Governance Committee, has been nominated for reelection to serve as a Class II director. Each of these nominees has agreed to stand for reelection at the Annual Meeting. If elected at the Annual Meeting, each of these nominees would serve until the annual meeting of stockholders to be held in 2026 and until his successor has been duly elected and qualified, or until the director's earlier death, resignation, or removal.

Directors are elected by a plurality of the votes of the shares present by virtual attendance or represented by proxy and entitled to vote on the election of directors. Accordingly, the three nominees receiving the highest number of "**FOR**" votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named above. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by our Board of Directors.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH CLASS II DIRECTOR NOMINEE NAMED ABOVE.

PROPOSAL TWO:
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has selected PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for the year ending December 31, 2023, and has further directed that management submit the selection of PwC as our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PwC has served as our independent registered public accounting firm since 2018. Representatives of PwC are expected to be present during the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Amended and Restated Bylaws nor other governing documents or law require stockholder ratification of the selection of PwC as our independent registered public accounting firm. However, the Audit Committee of our Board of Directors is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate governance. If the stockholders fail to ratify the selection, the Audit Committee of our Board of Directors will review its future selection of PwC as our independent registered public accounting firm. Even if the selection is ratified, the Audit Committee of our Board of Directors may, in its sole discretion, direct the appointment of different independent auditors at any time during the fiscal year if they determine that such a change would be in the best interests of Confluent and its stockholders.

The affirmative "**FOR**" vote of the holders of a majority of the voting power of the shares of our common stock present by remote communication or by proxy during the Annual Meeting and entitled to vote thereon will be required to ratify the selection of PwC. Abstentions are considered shares present and entitled to vote on this proposal and, thus, will have the same effect as a vote "**AGAINST**" this proposal.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to us by PwC for the periods set forth below.

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Audit Fees[1]	$3,347	$3,026
Audit-Related Fees	—	—
Tax Fees[2]	716	302
All Other Fees[3]	3	3
Total Fees	$4,066	$3,331

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit of internal control over financial reporting, reviews of our quarterly condensed consolidated financial statements, and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filings. For the year ended December 31, 2021, this category also includes fees for professional services provided in connection with our initial public offering in June 2021 and our offering of convertible senior notes in December 2021.
(2) Tax fees consist of fees for tax compliance and consultation services.
(3) All other fees consist of subscription fees for access to online accounting research software and applications.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit and non-audit related services that our independent registered public accounting firm provides to us in accordance with our Audit Committee Pre-Approval Policy for Services of Independent Auditor. Pre-approval may be given as part of our Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual, explicit, case-by-case basis before the independent registered public accounting firm is engaged to provide each service.

All of the services relating to the fees described in the table above were pre-approved by our Audit Committee in accordance with our Audit Committee's pre-approval policies and procedures.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE:
NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED
EXECUTIVE OFFICERS

Section 14A of the Exchange Act requires that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, not less frequently than once every three years, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. As described in detail under the section titled "Executive Compensation—Compensation Discussion and Analysis," we seek to closely align the interests of our named executive officers with the interests of our stockholders.

Our compensation programs are designed to effectively align our executives' interests with the interests of our stockholders by focusing on long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders.

Stockholders are urged to read the section titled "Executive Compensation" and, in particular, the section titled "Executive Compensation—Compensation Discussion and Analysis" in this Proxy Statement, which discusses how our executive compensation policies and practices implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers. Our Board of Directors and our Compensation Committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The affirmative "**FOR**" vote of the holders of a majority of the voting power of the shares of our common stock present by remote communication or by proxy during the Annual Meeting and entitled to vote thereon is required to approve this advisory non-binding proposal. Abstentions are considered shares present and entitled to vote on this proposal and, thus, will have the same effect as a vote "**AGAINST**" this proposal. Broker non-votes will have no effect on this proposal.

The vote is advisory, which means that the vote is not binding on us, our Board of Directors or our Compensation Committee. To the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, our Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL FOUR:
NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF FUTURE NON-BINDING ADVISORY VOTES TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Section 14A of the Exchange Act provides that stockholders must be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future non-binding advisory votes to approve the compensation of our named executive officers, as disclosed in accordance with the compensation disclosure rules of the SEC, which we refer to as an advisory vote to approve the compensation of our named executive officers.

By voting with respect to this proposal, stockholders may indicate whether they would prefer that we conduct future non-binding advisory votes to approve the compensation of our named executive officers every one, two or three years. Stockholders also may, if they wish, abstain from casting a vote on this proposal. Our Board of Directors has determined that an annual non-binding advisory vote to approve the compensation of our named executive officers will allow our stockholders to provide timely and direct input on our executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. Our Board of Directors believes that an annual vote is therefore consistent with our efforts to engage in an ongoing dialogue with our stockholders on executive compensation and corporate governance matters.

Stockholders will not be voting to approve or disapprove of the recommendation of our Board of Directors. The proxy card provides stockholders with the opportunity to choose among four options with respect to this proposal (holding the vote every one, two or three years, or abstaining). Approving such frequency requires the affirmative vote of a majority of the voting power of the shares of our common stock present by remote communication, as applicable, or by proxy during the Annual Meeting and entitled to vote thereon. However, if no option receives a majority of votes cast in by remote communication or by proxy, the option among one year, two years, or three years that receives the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions are considered shares present and entitled to vote on this proposal and, thus, will have the same effect as a vote "**AGAINST**" each of the proposed voting frequencies. Broker non-votes will have no effect on the outcome of this proposal.

As an advisory vote, this proposal will not be binding on us, our Board of Directors or any of its designated committees in any way. As such, the results of the vote will not be construed to create or imply any change to the fiduciary duties of our Board of Directors. Our Board of Directors and its designated committees may decide that it is in the best interests of our stockholders and Confluent to hold a non-binding advisory vote on our named executive officer compensation more or less frequently than the option approved by our stockholders. Notwithstanding the non-binding advisory nature of this vote, we recognize that the stockholders may have different views as to the best approach for Confluent and look forward to hearing from stockholders as to their preferences on the frequency of a non-binding advisory vote on executive compensation.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE OPTION OF "ONE YEAR" AS THE PREFERRED FREQUENCY FOR FUTURE NON-BINDING ADVISORY VOTES TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Our Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2022 with management of Confluent. Our Audit Committee has discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. Our Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP the accounting firm's independence. Based on the foregoing, our Audit Committee has recommended to our Board of Directors that the audited financial statements be included in Confluent's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed with the SEC.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

Jonathan Chadwick (Chair)
Matthew Miller
Eric Vishria

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Confluent under the Securities Act of 1933, as amended (Securities Act), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXECUTIVE OFFICERS

The following table sets forth information for our executive officers as of March 31, 2023:

Name	Age	Title
Jay Kreps	42	Chief Executive Officer and Chairman
Steffan Tomlinson	51	Chief Financial Officer
Erica Schultz	49	President, Field Operations
Chad Verbowski	49	Chief Technology Officer
Stephanie Buscemi	51	Chief Marketing Officer

Biographical information for Jay Kreps is included above with the director biographies in the section titled "Information Regarding the Board of Directors and Corporate Governance."

Steffan Tomlinson. Mr. Tomlinson has served as our Chief Financial Officer since June 2020. From April 2019 to June 2020, Mr. Tomlinson served as Chief Financial Officer of Google Cloud and Technical Infrastructure at Google LLC, an Alphabet Inc. company. From February 2012 to March 2018, Mr. Tomlinson served as Executive Vice President and Chief Financial Officer of Palo Alto Networks Inc., a cybersecurity company. Previously, Mr. Tomlinson served as Chief Financial Officer at Arista Networks, Inc., a provider of cloud networking solutions and as a Partner and Chief Administrative Officer at Silver Lake Kraftwerk, a private investment firm, and as Chief Financial Officer of Aruba Networks, Inc., a provider of intelligent wireless LAN switching systems. Mr. Tomlinson has served on the board of directors of Eventbrite, Inc., an event management and ticketing platform, since February 2016. Mr. Tomlinson also previously served on the boards of directors of Qlik Technologies, Inc., a data analytics platform, from January 2013 to June 2016, Riverbed Technology Inc., a network performance company, from September 2014 to April 2015, and Cornerstone OnDemand, Inc., a cloud-based learning and talent management company, from May 2017 to October 2021. Mr. Tomlinson holds a B.A. in Sociology from Trinity College and an M.B.A. from Santa Clara University.

Erica Schultz. Ms. Schultz has served as our President, Field Operations since October 2019. Before joining us, Ms. Schultz served at New Relic, Inc., a cloud-based observability software company, as Chief Revenue Officer from April 2018 to October 2019, as Executive Vice President of Sales and Customer Success from April 2017 to April 2018, as Executive Vice President of Commercial and Enterprise from August 2015 to April 2017, and as Senior Vice President of Global Enterprise Sales from June 2014 to August 2015. From February 2012 to March 2014, Ms. Schultz served as Executive Vice President of Global Sales and Customer Success at LivePerson, Inc., a digital engagement company. From November 1995 to January 2012, Ms. Schultz served in various leadership roles at Oracle Corporation, a computer technology company. Ms. Schultz has served on the board of directors of Amplitude, Inc., a digital optimization company, since December 2020. Ms. Schultz holds a B.A. in Spanish and Latin American Studies from Dartmouth College, where she also serves as Vice Chair of the Board of Trustees.

Chad Verbowski. Mr. Verbowski has served as our Chief Technology Officer since March 2023 and previously served as our Senior Vice President of Engineering from October 2021 to March 2023. Before joining us, Mr. Verbowski served at Google, Inc., a global technology company, as Head of BigQuery Engineering from June 2017 to October 2021. Previously, Mr. Verbowski served in various engineering roles at Microsoft Corporation, a global software company, and at eBay Inc., an online marketplace and payments company. Mr. Verbowski holds a B.Sc. from the University of Manitoba and is completing a Ph.D. from the University of Edinburgh.

Stephanie Buscemi. Ms. Buscemi has served as our Chief Marketing Officer since March 2021. Before joining us, Ms. Buscemi served at Salesforce, Inc., a customer relationship management company, as Executive Vice President and Chief Marketing Officer from August 2018 to January 2021, as Executive Vice President, Product and Solutions Marketing from May 2016 to July 2018, as Chief Operating Officer, Analytics Cloud from June 2015 to May 2016, and as Senior Vice President of Marketing, Analytics Cloud from June 2014 to June 2015. Previously, Ms. Buscemi served as Senior Vice President and Chief Marketing Officer at IHS Markit Ltd., a business information services company; as Senior Vice President, Marketing and in other marketing roles at SAP, a software and IT services company; and in various marketing roles at Hyperion, a performance management software provider (acquired by Oracle). Ms. Buscemi holds a B.A. from the University of California, Los Angeles.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to provide competitive compensation to attract, motivate and retain the qualified leadership talent that drives our success. Pay that directly and substantially links rewards to measurable corporate and individual performance is key to our compensation program design and decisions. We structure our executive compensation program to reinforce alignment of executives with the goal of creating long-term stockholder value.

We became a public company in June 2021. As of December 31, 2022, we ceased to be an emerging growth company, and therefore, this Proxy Statement includes detail regarding executive compensation that would not have been required had we been an emerging growth company, including this Compensation Discussion and Analysis, additional compensation tables for "Grants of Plan-Based Awards," "Option Exercises and Stock Vested," and "Potential Payments upon Termination or Change in Control." This proxy statement also includes an advisory vote on the compensation of our named executive officers and an advisory vote on the preferred frequency of future advisory votes on the compensation of our named executive officers, which are included as Proposals Three and Four, respectively, in this Proxy Statement.

This Compensation Discussion and Analysis discusses our executive compensation policies and how and why our Compensation Committee arrived at specific compensation decisions for the year ended December 31, 2022 for the individuals who served as our principal executive officer, principal financial officer and three other most highly compensated executive officers, referred to as our "named executive officers" for 2022:

Name	Position(s)
Jay Kreps	Chief Executive Officer, Co-Founder and Chairman
Steffan Tomlinson	Chief Financial Officer
Erica Schultz	President, Field Operations
Chad Verbowski	Chief Technology Officer
Stephanie Buscemi	Chief Marketing Officer

Business Highlights

Our Business

Confluent is on a mission to set data in motion. We have pioneered a new category of data infrastructure designed to connect all the applications, systems, and data layers of a company around a real-time central nervous system. This new data infrastructure software has emerged as one of the most strategic parts of the next-generation technology stack, and using this stack to harness data in motion is critical to the success of modern companies as they strive to compete and win in the digital-first world.

Our software offering provides a complete solution for working with data in motion, including the ability to read, write, store, capture, validate, secure, and process continuous streams of data. It also has features designed to fulfill the requirements of modern cloud infrastructure: it is a modern distributed system built to be secure, fault tolerant, and scalable elastically from a single application to hundreds or thousands of applications within an organization. Our software can be consumed in two ways, Confluent Cloud and Confluent Platform, that our customers can leverage independently or together. Regardless of where our customers have their technology environments, we are able to deliver an integrated platform for data in motion that can become their central nervous system.

2022 Financial Highlights

- Total revenue of $586 million, up 51% year over year
- Confluent Cloud revenue of $211 million, up 124% year over year

- Remaining performance obligations of $741 million, up 48% year over year [1]

- 991 customers with $100,000 or greater in ARR, up 35% year over year [1]

(1) For more information on these metrics, please see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Executive Summary

The important features of our executive compensation program include the following:

- **A substantial portion of executive pay is tied to performance.** We structure a significant portion of our named executive officers' compensation to be variable, at risk and tied directly to our measurable performance, including both key annual financial performance objectives and long-term stock price performance. Because our Chief Executive Officer did not receive an equity award in 2022, and was not a participant in our bonus plan, he received only his base salary of $350,000 as compensation for 2022, which is not directly linked to performance. However, because the stock option award that he received in 2021 is still continuing to vest through 2025, we believe the value he derives through his employment with Confluent is closely correlated with the performance of Confluent's stock price. For our other named executive officers, in 2022, an average of 89% of their total reported compensation was linked to performance, consisting of annual performance bonus earned and equity incentives awarded, as reported in the Summary Compensation Table.

- **Our executive bonuses are dependent on meeting corporate objectives, the maximum bonus is capped and no bonus is paid unless performance reaches a threshold level**. Our annual performance-based bonus opportunities for all of our named executive officers (other than our Chief Executive Officer, who does not participate in the executive bonus plan) are dependent upon our achievement of rigorous annual corporate objectives established each year and the individual officer's contributions towards such corporate objectives. Each individual's bonus is capped at no more than 150% of the executive's target bonus, and no bonus is paid unless performance reaches a threshold level, as described in more detail below under "2022 Executive Compensation Program – Annual Performance Bonus."

- **We emphasize long-term equity incentives.** Equity awards are an integral part of our executive compensation program, and comprise the primary "at-risk" portion of our named executive officer compensation package. Prior to our initial public offering in 2021, we granted stock options to our named executive officers, and thereafter we began granting restricted stock units to our named executive officers. These awards strongly align our executive officers' interests with those of our stockholders by providing a continuing financial incentive to maximize long-term value for our stockholders and by encouraging our executive officers to remain in our long-term employ, and it is our view that restricted stock units in particular fulfill this function in a more durable and potentially less dilutive manner than stock options.

- **We do not provide single trigger change in control benefits**. Our named executive officers are not entitled to benefits (including equity award acceleration) upon a change in control or similar transaction without a related termination of employment.

- **We do not provide our executive officers with any excise tax gross ups.**

- **We generally do not provide executive fringe benefits or perquisites** to our executives, such as car allowances.

- **Our Compensation Committee has retained an independent third-party compensation consultant** for guidance in making compensation decisions. The compensation consultant advises our Compensation Committee on market practices, including identifying a reasonable peer group of companies and their compensation practices, so that our Compensation Committee can regularly assess Confluent's individual and total compensation programs against these peer companies, the general marketplace and other industry data points.

- **We prohibit hedging and pledging of Company stock**.

- **We maintain executive ownership guidelines,** which are described above under the section entitled "Stock Ownership Guidelines".

Objectives, Philosophy and Elements of Executive Compensation

Our executive compensation program is designed to:

- attract, incentivize, and retain employees at the executive level who contribute to our long-term success;

- provide compensation packages to our executives that are fair and competitive, and that reward the achievement of our business objectives; and

- effectively align our executives' interests with those of our stockholders by focusing on long-term equity incentives that correlate with the creation of long-term value for our stockholders.

Our executive compensation program generally consists of, and is intended to strike a balance among, the following three principal components: base salary, annual performance-based bonuses and long-term incentive compensation. We also provide some of our executive officers with benefits available to all our employees, including retirement benefits under our 401(k) plan and participation in employee benefit plans. The following chart summarizes the three main elements of compensation, their objectives and key features.

Element of Compensation	Objectives	Key Features
Base Salary (fixed cash)	Provides financial stability and security through a fixed amount of cash for performing job responsibilities.	Generally reviewed annually and determined based on a number of factors (including individual performance and the overall performance of our Company) and by reference, in part, to market data provided by our independent compensation consultant.
Performance Bonus (at risk, generally paid in cash)	Motivates and rewards for attaining key annual corporate performance goals and individual contributions that relate to our key business objectives.	Target bonus amounts are generally reviewed annually and determined based upon positions that have similar impact on the organization and competitive bonus opportunities in our market. Bonus opportunities are dependent upon achievement of specific corporate performance objectives consistent with our long-term strategic plan, generally determined by our Compensation Committee and communicated at the beginning of the year. Actual bonus amounts earned are determined after the end of the year, taking into account achievement against performance goals.
Long-Term Incentive (at-risk equity)	Motivates and rewards long-term Company performance; aligns executives' interests with stockholder interests and changes in stockholder value.	Equity opportunities are generally reviewed annually and may be granted during the first half of the year or as appropriate during the year for new hires, promotions, or other special circumstances, such as to encourage retention, or as a reward for significant achievement.
	Attracts highly qualified executives and encourages their continued employment over the long-term.	Individual awards are determined based on a number of factors, including current corporate and individual performance, individual scope of role and impact, tenure, existing equity retention hold, internal pay parity considerations and market data provided by our independent compensation consultant.

We focus on providing a competitive compensation package to our executive officers which provides significant short and long-term incentives for the achievement of measurable corporate objectives. We believe that this approach provides an appropriate blend of short-term and long-term incentives to maximize stockholder value.

We do not have any formal policies for allocating our named executive officers' compensation among salary, performance bonus awards and equity grants, short-term and long-term compensation or among cash and non-cash compensation. Instead, our Compensation Committee (and for our Chief Executive Officer, the independent members of our Board of Directors) uses judgment to establish a total compensation program for each named executive officer that is a mix of current, short-term and long-term incentive compensation, and cash and non-cash compensation, that it believes appropriate to achieve the goals of our executive compensation program and our corporate objectives. However, historically we have structured a significant portion of the named executive officers' total target compensation so that it is comprised of performance-based bonus opportunities and periodic long-term equity awards, in order to align the executive officers' incentives with the interests of our stockholders and our corporate goals.

How We Determine Executive Compensation

Role of our Compensation Committee, Management and the Board

Our Compensation Committee is appointed by the Board and has responsibilities related to the compensation of our directors, officers, and employees and the development and administration of our compensation plans. For details on our Compensation Committee's oversight of the executive compensation program, see the section titled "Information Regarding the Board of Directors and Corporate Governance — Compensation Committee" beginning on page 13 of this Proxy Statement. Our Compensation Committee consists solely of independent members of the Board.

Our Compensation Committee reviews all compensation paid to our named executive officers. The Chief Executive Officer evaluates and provides to our Compensation Committee performance assessments and compensation recommendations. While the Chief Executive Officer discusses his recommendations with our Compensation Committee, he does not participate in the deliberations concerning, or the determination of, his own compensation. Our Compensation Committee discusses and makes final recommendations to the independent members of our Board of Directors with respect to compensation matters for the Chief Executive Officer. From time to time, various other members of management and other employees as well as outside advisors or consultants may be invited by our Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in the Compensation Committee meetings.

Our Compensation Committee meets periodically throughout the year to manage and evaluate our executive compensation program, and generally determines the principal components of compensation (base salary, performance bonus and equity awards) for our executive officers on an annual basis; however, decisions may occur outside the regular annual compensation process at other times for new hires, promotions or other special circumstances as our Compensation Committee determines appropriate. Our Compensation Committee does not delegate authority to approve executive officer compensation. While our Compensation Committee does not maintain a formal policy regarding the timing of equity awards to our executive officers, our equity award grant policy provides that our Compensation Committee must approve all equity awards for our executive officers, and the independent members of our Board of Directors must approve the equity awards for our Chief Executive Officer.

Role of Compensation Consultant

Under its charter, our Compensation Committee has the right to retain or obtain the advice of compensation consultants, outside legal counsel and other advisers. During the year ended December 31, 2022, our Compensation Committee retained Compensia to provide it with market information, analysis, and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our Compensation Committee to, among other things, assist in developing an appropriate group of peer companies to help us to periodically determine the appropriate level of overall compensation for our executive officers and non-employee directors, as well as to assess each separate element of executive officer and non-employee director compensation, with a goal of ensuring that the compensation we offer to our executive officers and non-employee directors is competitive, fair, and appropriately structured. Compensia does not provide any non-compensation related services to us.

Our Compensation Committee has analyzed whether the work of Compensia as compensation consultant raises any conflict of interest, taking into account relevant factors in accordance with SEC guidelines. Based on its analysis, our Compensation Committee determined that the work of Compensia and the individual compensation advisors employed by Compensia does not create any conflict of interest pursuant to the SEC rules and Nasdaq listing standards.

Use of Competitive Market Compensation Data

Our Compensation Committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable public companies with which we compete for top talent. To this end, Our Compensation Committee directed Compensia to develop a proposed list of our peer group companies to be used in connection with assessing the compensation practices of the publicly traded companies with whom we compete.

Compensia proposed, and our Compensation Committee approved, a group of companies that would be appropriate peers based on our Company's industry focus (including software, internet and infrastructure services companies) and size and stage (based primarily on review of comparable revenue, revenue growth, market capitalization ranges and time from initial public offering). The peer group with respect to 2022 is as follows:

Alteryx	Datadog
Anaplan	Dynatrace
AppFolio	Elastic N.V.
Asana	Fastly
Avalara	Medallia
Bill.com Holdings	MongoDB
Cloudflare	Okta
Coupa Software	Smartsheet
Crowdstrike Holdings	Zscaler

Using data compiled from the peer companies, or peer data, Compensia completed an assessment of our executive compensation to inform our Compensation Committee's determinations regarding executive compensation levels and structures for 2022. Compensia prepared, and our Compensation Committee reviewed, a range of market data reference points (generally at the 25th, 50th, and 75th percentiles of the market data) with respect to base salary, performance bonuses, total target cash compensation (base salary and the annual target performance bonus), equity compensation grant value and total direct compensation (total target cash compensation and equity compensation) with respect to each of the named executive officers. Our Compensation Committee did not target individual pay elements or total annual pay opportunity to fall at any particular percentile of the market data, but rather reviewed these market data reference points as a helpful reference point in making 2022 compensation decisions. Market data is only one of the factors that our Compensation Committee considers in making compensation decisions. Our Compensation Committee considers other factors as described below under the section entitled "Factors Used in Determining Executive Compensation."

Factors Used in Determining Executive Compensation

Our Compensation Committee sets the compensation of our executive officers at levels they determine to be competitive and appropriate for each named executive officer, using their professional experience and judgment. Pay decisions are not made by use of a formulaic approach or benchmark; our Compensation Committee believes that executive pay decisions require consideration of a multitude of relevant factors which may vary from year to year. In making executive compensation decisions, our Compensation Committee generally takes into consideration the factors listed below.

- Company performance and existing business needs

- Each named executive officer's individual performance, scope of job function and the critical skill set of the named executive officer to the company's future performance

- Whether the equity award holdings of the named executive officer provide a sufficient retention incentive

- Internal pay parity amongst similarly situated executive team members

- The need to attract new talent to our executive team and retain existing talent in a highly competitive industry

- A range of market data reference points, as described above under "Use of Competitive Market Compensation Data".

2022 Executive Compensation Program

Base Salary

In January 2022, the Compensation Committee reviewed the base salaries of our executive officers, including the named executive officers. It was determined that the salaries of Mr. Tomlinson and Ms. Schultz should each be increased by 2.5% to better reflect market norms.

Executive	Base Salary($)	Percentage Increase in Base Increase from Prior Year (%)
Jay Kreps	350,000	0
Steffan Tomlinson	410,000	2.5
Erica Schultz	410,000	2.5
Chad Verbowski	430,000	0
Stephanie Buscemi	425,000	0

Annual Performance Bonus

Confluent maintains a Cash Incentive Bonus Plan for its executive officers (other than our Chief Executive Officer, whose compensation is limited to salary only this year, as decided by our Compensation Committee). In February 2022, our Compensation Committee approved the bonus plan structure with respect to the performance period covering fiscal 2022. The payout is entirely based on the achievement of a subscription revenue target, with no bonus paid if subscription revenue is below 90% of the subscription revenue target, a threshold bonus of 75% of the executive's target bonus if subscription revenue is achieved at the 90% level, and a maximum bonus of 150% of the executive's target bonus if subscription revenue attainment is at the 120% level, with linear interpolation between these levels. Our subscription revenue target was $542 million, and our actual subscription revenue was $535 million, or 98% of the target, resulting in a bonus payout under the program of 95% of each executive's target bonus.

The target bonus for each named executive officer is based on a percentage of base salary. The target bonuses for 2022 were maintained at the same level as in 2021, except that the target bonus for Ms. Buscemi was increased from 41% to 50% of base salary to align with the target bonuses of other SVPs. The target bonus percentages, bonus payout percentages and bonus payout amounts for 2022 are as follows:

Name	Target Bonus (Percentage of Base Salary)	Payout Percentage	Payout Amount
Jay Kreps	—	—	—
Steffan Tomlinson[1]	62.5%	95%	$243,438
Erica Schultz	100%	95%	$389,500
Chad Verbowski	50%	95%	$204,250
Stephanie Buscemi	50%	95%	$201,875

(1) Mr. Tomlinson's bonus for 2022 was settled in fully vested RSUs.

Equity Awards

We grant equity compensation to our executive officers in the form of restricted stock units that generally vest over multiple years from the date of grant to drive longer-term alignment with our shareholders. The annual equity grants to our named executive officers are evaluated and approved by our Compensation Committee in the context of each named executive officer's total compensation and take into account the market data provided by compensation consultants in addition to the individual officer's responsibilities and performance. Our Compensation Committee also takes into account the recommendations of the Chief Executive Officer with respect to appropriate grants and any particular individual circumstances.

In February 2022, our Compensation Committee made the following grants of restricted stock units:

Executive	# of RSUs
Jay Kreps	—
Steffan Tomlinson	105,019
Erica Schultz	105,019
Chad Verbowski	52,068
Stephanie Buscemi	31,505

The restricted stock units granted to Mr. Tomlinson, Ms. Schultz and Ms. Buscemi vest 50% on the third anniversary of the vesting commencement date and 50% on the fourth anniversary of the vesting commencement date. The restricted stock units granted to Mr. Verbowski vest on a quarterly basis over a period of 12 months. In addition, after a review of the equity award holdings of Mr. Verbowski, it was determined that it was appropriate to grant him an additional 160,000 restricted stock units in June 2022, which vest on a quarterly basis over 24 months. The rationale for the grant was given the timing of Mr. Verbowski's new hire grant combined with the sudden decline in Confluent's stock price, we felt that it was appropriate to provide Mr. Verbowski an additional RSU award so that his equity holdings were more closely aligned with the total compensation he expected to receive at his time of hire and more closely aligned with total rewards for other similarly situated roles.

Other Features of Our Executive Compensation Program

Employment Offer Letters

We have entered into offer letters with our named executive officers setting forth the terms and conditions of such executive officer's employment with us. The offer letters generally provide for at-will employment, have no specific term, and set forth the named executive officer's annual base salary. They are described below in more detail in the section entitled "Employment Arrangements."

Severance and Change in Control Benefits

Our named executive officers are eligible for severance and change in control benefits under the Confluent, Inc. Executive Officer Change in Control/Severance Benefit Plan. The benefits are described in more detail in the section below entitled "Potential Payments Upon Termination or Change in Control."

Other Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for the life, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers.

U.S. full-time employees qualify for participation in our 401(k) plan, which is intended to qualify as a tax-qualified defined contribution plan under the Code. We do not currently provide a matching contribution under the 401(k) plan.

Clawbacks

As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, the Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of section 304 of the Sarbanes-Oxley Act of 2002. Additionally, we intend to implement a Dodd-Frank Wall Street Reform and Consumer Protection Act-compliant clawback policy once the applicable listing standards are released and adopted by Nasdaq in accordance with the SEC's requirements.

Tax and Accounting Implications

Under Financial Accounting Standard Board ASC Topic 718, or ASC 718, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis according to ASC 718.

Under Section 162(m) of the Internal Revenue Code, or Section 162(m), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, our Compensation Committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for our named executive officers in a manner consistent with the goals of the our executive compensation program and the best interests of Confluent and our stockholders, which may include providing for compensation that is not deductible by the us due to the deduction limit under Section 162(m).

Compensation Committee Report on Executive Compensation

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this Proxy Statement with management and, based on such review and discussions, our Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2022.

Submitted by the members of our Compensation Committee of our Board of Directors:
Greg Schott, Chairman
Lara Caimi
Alyssa Henry
Matt Miller

This report of our Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the years ended December 31, 2022, 2021 and 2020.

Name and Principal Position	Year Ended December 31,	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Jay Kreps	2022	350,000	—	—	—	30,004	380,004
Chief Executive	2021	350,000	—	29,450,458	—	—	29,800,458
Officer and	2020	350,000	—	—	—	21,962,080[3]	22,312,080
Chairman							
Steffan Tomlinson[4] . . .	2022	410,000	4,493,763	—	243,438[7]	—	5,147,201
Chief Financial	2021	400,000	—	—	456,250	129	856,379
Officer	2020	218,182[5]	—	14,080,071	135,927[6]	452	14,434,632
Erica Schultz	2022	410,000	4,493,763	—	389,500	—	5,293,263
President, Field	2021	400,000	—	—	730,000	198	1,130,198
Operations	2020	350,000	—	—	400,446	685	751,131
Chad Verbowski[8]	2022	430,000	6,267,990	—	204,250	—	6,902,240
Chief Technology							
Officer							
Stephanie Buscemi[9] . . .	2022	425,000	1,348,099	—	201,875	—	1,974,974
Chief Marketing							
Officer							

(1) The amounts reported in these columns do not reflect dollar amounts actually received, and do not correspond to the actual economic value that may be received, by the named executive officers. Instead, the amounts reflect the aggregate grant-date fair value of the stock options and RSUs granted to the named executive officers during 2022, 2021 and 2020 under our 2014 Plan or 2021 Plan, as applicable, computed in accordance with ASC 718. The assumptions used in calculating the grant-date fair value of the equity awards reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.

(2) Amounts reported in this column represent total cash bonuses earned by the named executive officers based on achievement of company performance goals as determined by our Compensation Committee for the year ended December 31, 2022, 2021 and 2020, as applicable.

(3) The amount disclosed includes $21,961,368 in stock-based compensation expense, computed in accordance with ASC 718, attributed to the sale by Mr. Kreps and his spouse of 2,640,000 shares of convertible founder stock in a tender offer to entities affiliated with new and existing investors in our company in July 2020 in connection with our Series E redeemable convertible preferred stock financing at a purchase price in excess of the fair value of such shares. This amount is calculated for financial accounting purposes under GAAP. The assumptions used in calculating this amount are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. The transfers were not intended to be compensation paid by us to Mr. Kreps or his spouse.

(4) Mr. Tomlinson joined our company in June 2020.

(5) Represents the prorated amount of Mr. Tomlinson's annual salary for 2020. His annualized base salary for 2020 was $400,000.

(6) Mr. Tomlinson's total cash bonus was prorated from his June 2020 start date.

(7) Mr. Tomlinson's bonus amount was paid in fully vested RSUs.

(8) Mr. Verbowski joined Confluent in 2021, and as his compensation information was not required for 2021, his compensation information for that year has been omitted.

(9) Ms. Buscemi joined Confluent in 2021, and as her compensation information was not required for 2021, her compensation information for that year has been omitted.

Grants of Plan-Based Awards During the Fiscal Year Ended December 31, 2022

The following table sets forth certain information with respect to all plan-based awards granted to our named executive officers during the fiscal year ended December 31, 2022.

Name	Type of Award	Grant Date	Estimated future payouts under non-equity incentive plan awards[1]			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/sh)	Grant date fair value of stock and option awards ($)[2]
			Threshold ($)	Target ($)	Maximum ($)				
Jay Kreps	—	—	—	—	—	—	—	—	—
Steffan Tomlinson	Time-based RSU	2/28/2022	—	—	—	105,019			4,493,763
	Cash Incentive Bonus Plan	—	192,188	256,250	384,375	—	—	—	—
Erica Schultz	Time-based RSU	2/28/2022	—	—	—	105,019			4,493,763
	Cash Incentive Bonus Plan	—	307,500	410,000	615,000	—	—	—	—
Chad Verbowski	Time-based RSU	2/28/2022	—	—	—	52,068			2,227,990
	Time-based RSU	6/27/2022	—	—	—	160,000			4,040,000
	Cash Incentive Bonus Plan	—	161,250	215,000	322,500	—	—	—	—
Stephanie Buscemi	Time-based RSU	2/28/2022	—	—	—	31,505			1,348,099
	Cash Incentive Bonus Plan	—	159,375	212,500	318,750	—	—	—	—

(1) Amounts reflect target cash performance-based incentives for the named executive officers (other than Mr. Kreps) under our Cash Incentive Bonus Plan, which was based upon the achievement of individual performance goals and/or the achievement of company and financial performance goals as approved by our Compensation Committee. Our 2022 company and financial performance goals consisted of subscription revenue targets. For 2022, our Compensation Committee determined that the target cash incentive for Mr. Tomlinson, Ms. Schultz, Mr. Verbowski and Ms. Buscemi should be 62.5%, 100%, 50% and 50%, respectively of each named executive officer's base salary. Mr. Tomlinson's bonus amount was settled in fully vested RSUs. Additional detail regarding the determination of cash incentives is included above under "Compensation Discussion and Analysis — 2022 Executive Compensation Program." Actual payments are set forth in the "Summary Compensation Table" above.

(2) The amounts reported in this column do not reflect dollar amounts actually received by the named executive officer. Instead, the amounts represent the aggregate grant date fair value of RSUs granted to each such officer during the fiscal year ended December 31, 2022 under our 2021 Plan computed in accordance with ASC 718.

Outstanding Equity Awards as of December 31, 2022

The following table sets forth certain information about equity awards granted to our named executive officers that remain outstanding as of December 31, 2022.

		Option Awards				Stock Awards	
Name	Grant Date[1]	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jay Kreps	10/22/2018	1,725,153[3]	—	2.24	10/21/2028	—	—
	10/22/2018	1,725,153[4]	—	2.24	10/21/2028	—	—
	3/19/2021	2,347,999[5]	—	15.68	3/18/2031	—	—
Steffan Tomlinson	8/6/2020	2,530,116[6]	—	6.65	8/5/2030	—	—
	2/28/2022	—	—	—	—	105,019[9]	2,335,623
Erica Schultz	12/5/2019	2,420,254[7]	—	3.41	12/4/2029		
	2/28/2022	—	—	—	—	105,019[9]	2,335,623
Chad Verbowski	11/29/2021	—	—	—	—	121,017[10]	2,691,418
	2/28/2022	—	—	—	—	13,017[11]	289,498
	6/27/2022	—	—	—	—	120,000[12]	2,668,800
Stephanie Buscemi	3/19/2021	1,238,365[8]	—	15.68	3/18/2031	—	—
	2/28/2022	—	—	—	—	31,505[9]	700,671

(1) All of the option awards were granted under the 2014 Plan. All of the option awards were granted with a per share exercise price equal to the fair value of one share of our Class B common stock on the date of grant, as determined in good faith by our Board of Directors.

(2) Each stock option is early exercisable and, to the extent shares subject to the applicable option are issued and unvested as of a given date, such shares will remain subject to a right of repurchase held by us. As of December 31, 2022, the named executive officers did not hold any shares of Class B common stock subject to a right of repurchase by us.

(3) The shares subject to this option vest in 48 equal monthly installments commencing as of October 1, 2018, subject to continuous service through each applicable vesting date. As of December 31, 2022, all shares have vested.

(4) The shares subject to this option vest in 48 equal monthly installments commencing as of June 23, 2021, subject to continuous service through each applicable vesting date. As of December 31, 2022, 646,932 shares have vested.

(5) The shares subject to this option vest in 48 equal monthly installments commencing as of March 19, 2021, subject to continuous service through each applicable vesting date. As of December 31, 2022, 1,027,249 shares have vested.

(6) 25% of the total shares subject to this option vested one year after the vesting commencement date of June 15, 2020, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. As of December 31, 2022, 2,160,771 total shares subject to this stock option have vested, of which 927,118 shares have been previously issued upon exercise of the option.

(7) 25% of the total shares subject to this option vested one year after the vesting commencement date of October 28, 2019, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. As of December 31, 2022, 2,421,708 total shares subject to this stock option have vested, of which 638,746 shares have been previously issued upon exercise of the option.

(8) 25% of the total shares subject to this option vested one year after the vesting commencement date of March 19, 2021, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. As of December 31, 2022, 546,987 total shares subject to this stock option have vested, of which 11,891 shares have been previously issued upon exercise of the option.

(9) 50% of the shares underlying the RSUs vest on the third anniversary of the vesting commencement date of February 20, 2022 and the remaining shares vest on the fourth anniversary of the vesting commencement date, subject to continuous service through each applicable vesting date.

(10) The shares underlying the RSUs vest in 16 equal quarterly installments following the vesting commencement date of November 20, 2021, subject to continuous service through each applicable vesting date.

(11) The shares underlying the RSUs vest in four equal quarterly installments following the vesting commencement date of February 20, 2022, subject to continuous service through each applicable vesting date.

(12) The shares underlying the RSUs vest in eight equal quarterly installments following the vesting commencement date of June 20, 2022, subject to continuous service through each applicable vesting date.

Option Exercises and Stock Vested Table

The following table presents, for each of our named executive officers, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSUs, if any, and the related value realized during the fiscal year ended December 31, 2022.

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Jay Kreps	—	—	—	—
Steffan Tomlinson	15,393	282,000	—	—
	11,300	207,016		
Erica Schultz	29,325	486,502	—	—
	9,421	203,117	—	—
Chad Verbowski	—	—	10,084	474,049
	—	—	23,102	427,387
	—	—	23,102	668,572
	—	—	20,000	500,400
	—	—	23,101	482,349
	—	—	20,000	436,000
Stephanie Buscemi	5,514	51,225	—	—

(1) The aggregate value realized upon the exercise of a stock option represents the difference between the aggregate market price of the shares of our common stock exercised on the date of exercise and the aggregate exercise price of the stock option.

Employment Arrangements

We have entered into offer letters with our named executive officers setting forth the terms and conditions of such executive officer's employment with us. The offer letters generally provide for at-will employment, have no specific term, and set forth the named executive officer's annual base salary. Each of our named executive officers has executed our standard proprietary information and inventions agreement.

Jay Kreps

In May 2021, we entered into a confirmatory offer letter with Jay Kreps, our Chief Executive Officer. The agreement provides for an annual base salary of $350,000. The agreement also provides that Mr. Kreps is eligible for severance benefits under the terms of our Executive Officer Change in Control/Severance Benefit Plan, the terms of which are described below.

Mr. Kreps' annual base salary as of December 31, 2022 was $350,000. Mr. Kreps' base salary for fiscal year 2023 did not increase and in early 2023, Mr. Kreps announced he was voluntarily reducing his salary for fiscal 2023 to $65,000 to help advance the Company's path to profitability. In October 2018, we granted Mr. Kreps an option to purchase 3,450,306 shares of Class B common stock with an exercise price of $2.24 per share, with 1,725,153 shares vesting monthly over 48 months commencing on October 1, 2018 and 1,725,153 shares vesting monthly over 48 months commencing on June 23, 2021, the date of the pricing of our initial public offering. In March 2021, we granted Mr. Kreps an option to purchase 2,347,999 shares of Class B common stock with an exercise price of $15.68 per share. The shares underlying the option vest in 48 equal monthly installments commencing on March 19, 2021.

Steffan Tomlinson

In June 2021, we entered into a confirmatory offer letter with Steffan Tomlinson, our Chief Financial Officer. The agreement provides for an annual base salary of $400,000 and an annual discretionary bonus at a target amount of $250,000 under our Cash Incentive Bonus Plan, the terms of which are described above. The agreement also provides that Mr. Tomlinson is eligible for severance benefits under the terms of our Executive Officer Change in Control/Severance Benefit Plan, the terms of which are described below.

For 2022, Mr. Tomlinson's annual base salary was $410,000, and his target bonus was 62.5% of his 2022 annual base salary. In January 2023, our Compensation Committee approved an increase in Mr. Tomlinson's annual base salary to $425,000, effective as of January 1, 2023. Mr. Tomlinson's bonus target for fiscal year 2023 is 70% of his 2023 annual base salary.

In August 2020, we granted Mr. Tomlinson an option to purchase 3,457,234 shares of Class B common stock with an exercise price of $6.65 per share. Twenty-five percent (25%) of the total shares subject to this option vested on June 15, 2021 and 1/48th of the shares vest monthly thereafter over the following three years. In February 2022, we granted Mr. Tomlinson a RSU award covering 105,019 shares of Class A common stock. The shares subject to the RSU award will vest 50% on February 20, 2025 and 50% on February 20, 2026.

Erica Schultz

In May 2021, we entered into a confirmatory offer letter with Erica Schultz, our President, Field Operations. The agreement provides for an annual base salary of $400,000 and an annual discretionary bonus at a target amount of $400,000 under our Cash Incentive Bonus Plan, the terms of which are described above. The agreement also provides that Ms. Schultz is eligible for severance benefits under the terms of our Executive Officer Change in Control/Severance Benefit Plan, the terms of which are described below.

For 2022, Ms. Schultz's annual base salary was $410,000, and her target bonus was 100% of her 2022 annual base salary. In January 2023, our Compensation Committee approved an increase in Ms. Schultz's annual base salary to $425,000, effective as of January 1, 2023. Ms. Schultz's bonus target for fiscal year 2023 is 100% of her 2023 annual base salary.

In December 2019, we granted Ms. Schultz an option to purchase 3,059,000 shares of Class B common stock with an exercise price of $3.41 per share. Twenty-five percent (25%) of the total shares subject to this option vested on October 28, 2020, and 1/48th of the shares vest monthly thereafter over the following three years. In February 2022, we granted Ms. Schultz a RSU award covering 105,019 shares of Class A common stock. The shares subject to the RSU award will vest 50% on February 20, 2025 and 50% on February 20, 2026.

Chad Verbowski

In October 2022, we entered into a confirmatory offer letter with Chad Verbowski, our Chief Technology Officer (formerly our Senior Vice President of Engineering). The agreement provides for an annual base salary of $430,000 and an annual discretionary bonus at a target amount of $215,000 under our Cash Incentive Bonus Plan, the terms of which are described above. The agreement also provides that Mr. Verbowski is eligible for severance benefits under the terms of our Executive Officer Change in Control/Severance Benefit Plan, the terms of which are described below.

Mr. Verbowski will maintain his annual base salary of $430,000 for fiscal year 2023. Mr. Verbowski bonus target for fiscal year 2023 is 60% of his 2023 annual base salary.

In November 2021, we granted Mr. Verbowski a RSU award covering 161,355 shares of Class A common stock. The shares subject to the RSU award vest quarterly over a four-year period. In February 2022, we granted Mr. Verbowski a RSU award covering 52,068 shares of Class A common stock. The shares subject to the RSU award vest quarterly over a one-year period. Additionally, in June 2022, we granted Mr. Verbowski a RSU award covering 160,000 shares of Class A common stock. The shares subject to the RSU award vest quarterly over a two-year period.

Stephanie Buscemi

In October 2022, we entered into a confirmatory offer letter with Stephanie Buscemi, our Chief Marketing Officer. The agreement provides for an annual base salary of $425,000 and an annual discretionary bonus at a target amount of $212,500 under our Cash Incentive Bonus Plan, the terms of which are described above. The agreement also provides that Ms. Buscemi is eligible for severance benefits under the terms of our Executive Officer Change in Control/Severance Benefit Plan, the terms of which are described below.

Ms. Buscemi will maintain her annual base salary of $425,000 for fiscal year 2023. Ms. Buscemi's bonus target for fiscal year 2023 is 50% of her 2023 annual base salary.

In March 2021, we granted Ms. Buscemi an option to purchase 1,250,256 shares of Class B common stock with an exercise price of $15.68 per share. Twenty-five percent (25%) of the total shares subject to this option vested on March 18, 2022, and 1/48th of the shares vest monthly thereafter over the following three years. In February 2022, we granted Ms. Buscemi a RSU award covering 31,505 shares of Class A common stock. The shares subject to the RSU award will vest 50% on February 20, 2025 and 50% on February 20, 2026.

Potential Payments Upon Termination or Change in Control

In April 2021, we adopted the Confluent, Inc. Executive Officer Change in Control/Severance Benefit Plan (Severance Plan) that applies to all officers designated thereunder, including Mr. Kreps, Mr. Tomlinson, Ms. Schultz, Mr. Verbowski and Ms. Buscemi, our named executive officers. In the event of an involuntary termination, including resignation for good reason, as those terms are used in the Severance Plan, that occurs during the time period commencing three months prior to and ending 12 months following the closing of a change in control, we will provide the following severance benefits, contingent upon the conditions set forth in the Severance Plan, including receiving a release of claims in favor of Confluent, compliance with any existing confidentiality agreement, and return of all company property: (i) a lump sum cash payment equal to six months of the officer's base salary, (ii) a lump sum cash payment equal to 50% of the officer's annual target cash bonus for the applicable fiscal year, (iii) up to six months COBRA coverage and, (iv) 50% of the officer's unvested equity awards will vest in full and become immediately exercisable.

The Severance Plan also provides that, in the event of an involuntary termination that is not a change in control termination, we will provide the following severance benefits, contingent upon the conditions set forth in the Severance Plan: (i) a severance payment equal to six months of the officer's base salary and (ii) up to six months of COBRA coverage.

The benefits provided under the Severance Plan supersede any severance benefit plan, policy or practice previously maintained by Confluent or change in control severance arrangements described in a participant's offer letter with Confluent, except that, if a participant has more favorable vesting acceleration provisions in another agreement with Confluent, the most favorable vesting provisions will apply.

Potential Payments Upon Termination or Change in Control

The following table presents information concerning estimated payments and benefits that would be provided in the circumstances described below for each of our named executive officers serving as of the end of the fiscal year ended December 31, 2022. The payments and benefits set forth below are estimated assuming that the termination or change in control event occurred on the last business day of our fiscal year ended December 31, 2022 using the closing market price of our stock on that date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price or if any other assumptions are used to estimate potential payments and benefits.

	Involuntary Termination that is not a Change in Control Termination [1]				Change in Control Termination [2]			
Name	Cash Severance ($)	Continued Benefits ($)	Equity Acceleration ($)	Total ($)	Cash Severance ($)	Continued Benefits ($)	Equity Acceleration ($)	Total ($)
Jay Kreps	175,000[3]	13,784[4]	—	188,784	175,000[5]	13,784[4]	15,114,270[6]	15,303,054
Steffan Tomlinson	205,000[3]	13,784[4]	—	218,784	334,150[5]	13,784[4]	11,273,740[6]	11,621,674
Erica Schultz	205,000[3]	11,729[4]	—	216,729	410,000[5]	11,729[4]	7,167,915[6]	7,589,644
Chad Verbowski	215,000[3]	9,968[4]	—	224,968	322,500[5]	9,968[4]	2,824,858[6]	3,157,326
Stephanie Buscemi	212,500[3]	13,784[4]	—	226,284	318,750[5]	13,784[4]	2,657,058[6]	2,989,592

(1) An "Involuntary Termination" that is not a "Change in Control Termination" means a termination of employment that is due to a termination by Confluent without Cause, as defined in the Severance Plan.
(2) A "Change in Control Termination" means a termination of employment that is due to a termination by Confluent without Cause, as defined in the Severance Plan, that occurs within the period commencing three (3) months prior to the closing of a Change in Control, as defined in the Severance Plan and ending twelve (12) months immediately following the closing of a Change in Control.
(3) Represents 6-months of the named executive officer's salary.
(4) Represents 6-months of the named executive officer's COBRA benefits continuation.
(5) Represents 6-months of the named executive officer's salary and one-half of the named executive officer's annual target cash bonus.
(6) Represents acceleration of 50% of the named executive officer's outstanding and unvested equity awards.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of Confluent. For further information concerning our compensation philosophy and how we seek to align executive compensation with our performance, see the section above titled "Executive Compensation—Compensation Discussion and Analysis."

Year (a)	Summary Compensation Table Total for Principal Executive Officer (PEO)[1] ($) (b)	Compensation Actually Paid (CAP) to PEO[2] ($) (c)	Average Summary Compensation Table Total for Non-PEO NEOs[3] ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs[4] ($) (e)	Value of Initial Fixed $100 Investment Based On:		Net Income (millions)[7] ($) (h)	Subscription Revenue (millions) [8] ($) (i)
					Total Shareholder Return[5] ($) (f)	Peer Group Total Shareholder Return[6] ($) (g)		
2022	380,004	(179,776,787)	4,829,420	(56,249,311)	49.40	76.29	(453)	535
2021	29,800,458	278,164,454	993,289	137,520,813	169.35	118.79	(343)	347

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Jay Kreps (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Jay Kreps, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Kreps during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments (which for 2022 include substantial negative change in fair value adjustments of equity awards that were held by Mr. Kreps) were made to Mr. Krep's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards[a] ($)	Equity Award Adjustments[b] ($)	Compensation Actually Paid to PEO ($)
2022	380,004	—	(180,156,791)	(179,776,787)
2021	29,800,458	(29,450,458)	277,814,454	278,164,454

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Option Awards" and "Stock Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Prior Fiscal Year	12/31/2020	12/31/2021
Current Fiscal Year	12/31/2021	12/31/2022
Fiscal Year	2021	2022
Summary Compensation Table Total	$ 29,800,458	$ 380,004
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	$ 29,450,458	—
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$121,998,642	—
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$117,842,253	($122,499,020)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 16,626,076	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 21,347,482	($ 57,657,771)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—
+ Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—
Compensation Actually Paid	**$278,164,454**	**($179,776,787)**

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the named executive officers as a group (excluding Mr. Kreps) in the "Total" column of the Summary Compensation Table in each applicable year. The named executive officers (excluding Mr. Kreps) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Steffan Tomlinson, Erica Schultz, Chad Verbowski and Stephanie Buscemi; and (ii) for 2021, Steffan Tomlinson and Erica Schultz.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the named executive officers as a group (excluding Mr. Kreps), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding Mr. Kreps) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments (which for 2022 include substantial negative change in fair value adjustments of equity awards that were held by the applicable named executive officers as a group (excluding Mr. Kreps)) were made to average total compensation for the named executive officers as a group (excluding Mr. Kreps) for each year to determine the average compensation actually paid, using the same methodology described above in Note (2)(a) and (2)(b):

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments[a] ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022 ..	4,829,420	(4,150,904)	(56,927,827)	(56,249,311)
2021 ..	993,289	—	136,527,525	137,520,813

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

	12/31/2020	12/31/2021
Prior Fiscal Year	12/31/2021	12/31/2022
Current Fiscal Year	**2021**	**2022**
Fiscal Year		
Summary Compensation Table Total	$ 993,289	$ 4,829,420
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	—	$ 4,150,904
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	—	$ 2,082,554
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$110,676,025	($35,717,853)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	$ 455,715
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 25,851,499	($23,748,242)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—
+ Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—
Compensation Actually Paid	**$137,520,813**	**($56,249,311)**

(5) Cumulative total shareholder return (TSR) is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period. Each measurement period commenced on June 24, 2021, which is the first trading day after the effective date of the registration statement filed in connection with our initial public offering.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: Nasdaq Computer Index.

(7) The dollar amounts reported represent the amount of net income (loss) reflected in our audited financial statements for the applicable year. We are a high-growth company that invests heavily in our go-to-market efforts. Consequently, we did not use net income (loss) as a performance measure in our executive compensation program.

(8) Our subscription revenue consists of revenue from our Confluent Platform term-based licenses and post-contract customer support, maintenance, and upgrades, and our Confluent Cloud SaaS offering. Subscription revenue was $535 million in 2022 and $347 million in 2021.

Performance Measure

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a long-term, performance-driven philosophy. The measures that we use for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our named executive officers to maximize stockholder value. The most important financial performance measure, and the only financial performance measure, that we used to link executive compensation actually paid to our named executive officers, for the most recently completed fiscal year, to our performance was subscription revenue.

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a long-term, performance-driven philosophy. While we utilize several performance measures to align executive compensation with our performance, all such measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table:

Compensation Actually Paid and Net Income (Loss)

In 2022, as a high-growth company, Confluent emphasized revenue growth as a performance measure. Consequently, we did not use net income (loss) as a performance measure in our executive compensation program in 2022. Given this, we do not believe there is any meaningful relationship between our net income (loss) and compensation actually paid to our named executive officers during the periods presented.

Compensation Actually Paid and Subscription Revenue

The chart below shows the relationship between the compensation actually paid to Mr. Kreps and the average compensation actually paid to our other named executive officers, on the one hand, to our subscription revenue over the two years presented in the table, on the other.



Compensation Actually Paid and Cumulative TSR

The chart below shows the relationship between the compensation actually paid to Mr. Kreps and the average compensation actually paid to our other named executive officers, on the one hand, to our cumulative TSR over the two years presented in the table, on the other.



Compensation Actually Paid vs. TSR

Cumulative TSR of Confluent and Cumulative TSR of the Peer Group

The chart below shows the relationship between our two-year (2021 and 2022) cumulative TSR to the two-year cumulative TSR of the companies in the Nasdaq Computer Index. The two-year cumulative TSR is measured from June 24, 2021, which is the first trading day after the effective date of the registration statement filed in connection with our initial public offering.



TSR vs. Peer Group

All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any of Confluent's filings made under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent Confluent specifically incorporates such information by reference.

Limitations of Liability and Indemnification Matters

Our Amended and Restated Certificate of Incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law allows a corporation to provide that its directors will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions; or

- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Amended and Restated Certificate of Incorporation authorizes us to indemnify our directors, officers and other agents to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law and may indemnify our other officers, employees and agents. Our Amended and Restated Bylaws also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity. We have entered into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that our Amended and Restated Certificate of Incorporation and these Amended and Restated Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2022. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity plans approved by stockholders[4] ...	65,252,535	$7.76	39,793,990
Equity plans not approved by stockholders	—	—	—

(1) Includes the 2014 Plan and the 2021 Plan, but does not include future rights to purchase Class A common stock under our 2021 Employee Stock Purchase Plan (2021 ESPP), which depend on a number of factors described in our 2021 ESPP and will not be determined until the end of the applicable purchase period.

(2) The weighted-average exercise price excludes any outstanding RSUs, which have no exercise price.

(3) Includes the 2021 Plan and the 2021 ESPP. Stock options, RSUs, or other stock awards granted under the 2014 Plan that are forfeited, terminated, expired, repurchased, or withheld or reacquired to satisfy an exercise or purchase price or tax withholding obligation become available for issuance under the 2021 Plan.

(4) The 2021 Plan provides that the total number of shares of our Class A common stock reserved for issuance thereunder will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 5% of the total number of shares of Class A common stock and Class B common stock outstanding on December 31 of the preceding year; provided that our Board of Directors may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Class A common stock. In addition, the 2021 ESPP provides that the total number of shares of our Class A common stock reserved for issuance thereunder will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) 1% of the total number of shares of Class A common stock and Class B common stock outstanding on December 31 of the preceding year, and (ii) 7,743,863 shares of Class A common stock; or such lesser number of shares of Class A common stock as determined by our Board of Directors prior to January 1st of a given year. Accordingly, on January 1, 2023, the number of shares of Class A common stock available for issuance under the 2021 Plan and the 2021 ESPP increased by 14,469,209 shares and 2,893,841 shares, respectively, pursuant to these provisions. These increases are not reflected in the table above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 31, 2023 by:

- each named executive officer;

- each of our directors;

- our directors and executive officers as a group; and

- each person or entity known by us to own beneficially more than 5% of our capital stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 187,019,046 shares of Class A common stock and 108,359,564 shares of Class B common stock outstanding as of March 31, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or would be exercisable or would vest based on service-based vesting conditions within 60 days of March 31, 2023. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock, subject to individual beneficial ownership limitations described further in the applicable footnotes to the table below.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Confluent, Inc., 899 W. Evelyn Avenue, Mountain View, California 94041.

Name of Beneficial Owner	Shares Beneficially Owned				% of Total Voting Power[1]
	Class A		Class B		
	Shares	%	Shares	%	
Directors and Named Executive Officers					
Jay Kreps[2]	—	*	26,848,289	23.5	20.2
Steffan Tomlinson[3]	6,877	*	2,307,234	2.1	1.8
Erica Schultz[4]	431,500	*	2,279,675	2.1	1.8
Stephanie Buscemi[5]	15,277	*	1,087,692	1.0	*
Chad Verbowski[6]	130,327	*	—	*	*
Lara Caimi[7]	—	*	286,232	*	*
Jonathan Chadwick[8]	—	*	615,125	*	*
Alyssa Henry[9]	—	*	250,000	*	*
Matthew Miller[10][20]	112,893	*	15,467,090	14.3	12.2
Neha Narkhede[11]	—	*	2,863,199	2.6	2.2
Greg Schott[12]	1,128	*	450,944	*	*
Eric Vishria[13][16][17]	1,590,320	*	10,298,253	9.5	8.2
Michelangelo Volpi[14]	162,950	*	—	*	*
All directors and executive officers as a group (13 persons)[15]	2,451,272	1.3	62,753,733	51.4	44.7

| Name of Beneficial Owner | Shares Beneficially Owned | | | | % of Total Voting Power[1] |
| | Class A | | Class B | | |
	Shares	%	Shares	%	
5% Stockholders					
Jay Kreps[2]	—	*	26,848,289	23.5	20.2
Entities affiliated with Benchmark	63,963[16]	*	10,298,253[17]	9.5	8.1
Entities affiliated with Index[18]	—	*	16,400,112	15.1	12.9
Entities affiliated with Jun Rao[19]	—	*	23,995,418	22.1	18.9
Entities affiliated with Sequoia Capital[20]	—	*	15,344,338	14.2	12.1
T. Rowe Price Associates, Inc.[21]	10,538,252	5.6	—	*	*
Altimeter Capital Management, LP[22]	12,995,374	6.9	—	*	1.0
Trouvaille ANK Trust[23]	—	*	8,539,319	7.9	6.7
Trouvaille Investments Holdings Ltd.[24]	—	*	7,173,916	6.6	5.6
Entities affiliated with Vanguard[25]	12,245,569	6.5	—	*	1.0
JPMorgan Chase & Co.[26]	15,439,513	8.3	—	*	1.2

*   Represents ownership of less than 1%.

(1)   Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share.

(2)   Includes (i) 18,900,000 shares of Class B common stock held by Mr. Kreps directly, (ii) 149,984 shares of Class B common stock held by a revocable trust, for which Mr. Kreps and his spouse serve as trustees, and (iii) 2,000,000 shares of Class B common stock held by a family trust, for which Mr. Kreps and his spouse serve as trustees, and (iv) 5,798,305 shares of Class B common stock subject to stock options held by Mr. Kreps that are exercisable within 60 days of March 31, 2023, of which 3,823,620 shares will be vested as of such date. Mr. Kreps, as co-trustee of each trust, shares voting and dispositive power over the shares held by each trust.

(3)   Includes (i) 6,877 shares of Class A common stock held directly by Mr. Tomlinson, (ii) 150,425 shares of Class B common stock held by a family trust, for which Mr. Tomlinson and his spouse serve as trustees, and (iii) 2,156,809 shares of Class B common stock subject to a stock option held by Mr. Tomlinson that is exercisable within 60 days of March 31, 2023, of which 1,220,474 shares will be vested as of such date. Mr. Tomlinson, as co-trustee of the family trust, shares voting and dispositive power over the shares held by the trust.

(4)   Includes (i) 31,500 shares of Class A common stock held directly by Ms. Schultz, (ii) 97,124 shares of Class A common stock held by an annuity trust, for which Ms. Schultz serves as trustee, (iii) 13,500 shares of Class A common stock held by an extended family trust, for which Ms. Schultz and her spouse serve as co-trustees, (iv) 11,500 shares of Class A common stock held by a revocable trust, for which Ms. Schultz and her spouse serve as co-trustees, (v) 200,000 shares of Class A common stock held by an irrevocable family trust, for which Ms. Schultz acts as investment advisor, (vi) 77,876 shares of Class A common stock held by an annuity trust, for which Ms. Schultz serves as trustee, and (vi) 2,279,675 shares of Class B common stock subject to stock options held by Ms. Schultz that are exercisable within 60 days of March 31, 2023, of which 1,961,029 shares will be vested as of such date. Ms. Schultz, as co-trustee of the extended family trust and the revocable trust, shares voting and dispositive power over the shares held by each of these trusts, respectively. Ms. Schultz, as trustee of the annuity trust and as investment advisor of the irrevocable family trust, has sole voting and dispositive power over the shares held by each of these trusts, respectively.

(5)   Includes (i) 8,552 shares of Class A common stock held by Ms. Buscemi, (ii) 6,725 shares of Class A common stock that may be acquired upon the settlement of outstanding RSUs within 60 days of March 31, 2023, and (iii) 1,087,692 shares of Class B common stock subject to stock options held by Ms. Buscemi that are exercisable within 60 days of March 31, 2023, of which 514,658 shares will be vested as of such date.

(6) Includes (i) 108,472 shares of Class A common stock held by Mr. Verbowski and (ii) 21,855 shares of Class A common stock that may be acquired upon the settlement of outstanding RSUs within 60 days of March 31, 2023.

(7) Includes 286,232 shares of Class B common stock held by Ms. Caimi, of which 119,264 shares will be unvested and remain subject to a right of repurchase by us within 60 days of March 31, 2023.

(8) Includes 615,125 shares of Class B common stock held by Mr. Chadwick, of which 41,563 shares will be unvested and remain subject to a right of repurchase by us within 60 days of March 31, 2023.

(9) Includes 250,000 shares of Class B common stock subject to stock options held by Ms. Henry that are exercisable within 60 days of March 31, 2023, of which 125,000 shares will be vested as of such date.

(10) Includes (i) 112,893 shares of Class A common stock held by a personal trust, over which Mr. Miller exercises shared voting and dispositive power and (ii) 122,752 shares of Class B common stock held by a personal trust, over which Mr. Miller exercises shared voting and dispositive power.

(11) Includes 1,083,729 shares of Class B common stock held by Ms. Narkhede and 1,779,470 shares of Class B common stock subject to stock options held by Ms. Narkhede that are exercisable within 60 days of March 31, 2023, of which 1,180,458 shares will be vested as of such date.

(12) Includes (i) 1,128 shares of Class A common stock held by Mr. Schott and (ii) 450,944 shares of Class B common stock subject to stock options held by Mr. Schott that are exercisable within 60 days of March 31, 2023, of which 338,208 shares will be vested as of such date.

(13) Includes 1,590,320 shares of Class A common stock held by Mr. Vishria.

(14) Includes (i) 108,230 shares of Class A common stock held by Mr. Volpi and (ii) 54,720 shares of Class A common stock held by a family trust.

(15) Consists of (i) 2,451,272 shares of Class A common stock beneficially owned by our current executive officers and directors, (ii) 28,580 shares of Class A common stock that may be acquired upon the settlement of outstanding RSUs within 60 days of March 31, 2023, (iii) 48,950,838 shares of Class B common stock beneficially owned by our current executive officers and directors, of which 160,827 shares will be unvested and remain subject to repurchase by us within 60 days of March 31, 2023, and (vi) 13,802,895 shares of Class B common stock subject to options exercisable within 60 days of March 31, 2023, of which 9,163,447 shares will be vested as of such date.

(16) Shares held by Benchmark Capital Management Co. VIII, L.L.C. (BCMC VIII). Eric Vishria, a member of our Board of Directors, along with Matthew R. Cohler, Peter H. Fenton, J. William Gurley, An-Yen Hu, Mitchell H. Lasky, Chetan Puttagunta, and Sarah E. Tavel are the managing members of BCMC VIII. Each person and entity listed disclaims beneficial ownership of the shares except to the extent of such person's or entity's pecuniary interest in such shares. The address for each of these individuals and entities is 2965 Woodside Road, Woodside, California 94062.

(17) Shares are held by Benchmark Capital Partners VIII, L.P. (BCP VIII), for itself and as nominee for Benchmark Founders' Fund VIII, L.P. (BFF VIII) and Benchmark Founders' Fund VIII-B, L.P. (BFF VIII-B). BCMC VIII is the general partner of each of BCP VIII, BFF VIII and BFF VIII -B and may be deemed to have sole voting and investment power over such shares. Eric Vishria, a member of our Board of Directors, along with Matthew R. Cohler, Peter H. Fenton, J. William Gurley, An-Yen Hu, Mitchell H. Lasky, Chetan Puttagunta, and Sarah E. Tavel are the managing members of BCMC VIII. Each person and entity listed disclaims beneficial ownership of the shares except to the extent of such person's or entity's pecuniary interest in such shares. The address for each of these individuals and entities is 2965 Woodside Road, Woodside, California 94062.

(18) Consists of: (i) 12,422,870 shares of Class B common stock held directly by Index Ventures VII (Jersey) L.P. (Index Ventures VII), (ii) 307,827 shares of Class B common stock held directly by Index Ventures VII Parallel Entrepreneur Fund (Jersey), L.P. (Index Ventures VII Parallel and together with Index Ventures VII, the Index VII Funds), (iii) 252,950 shares of Class B common stock held directly by Yucca (Jersey) SLP (Yucca), and (iv) 3,416,465 shares of Class B common stock held directly by Index Ventures Growth IV (Jersey), L.P. (Index Growth IV). Index Venture Growth Associates IV Limited (IVGA IV, and together with the Index VII Funds, the Index Venture Funds) is the managing general partner of Index Ventures Growth IV and may be deemed to have voting and dispositive power over the shares held by such fund. Index Ventures Associates VII Limited (IVA VII) is the managing general partner of the Index VII Funds

and may be deemed to have voting and dispositive power over the shares held by those funds. Yucca administers the co-investment vehicle that is contractually required to mirror the investments of the Index Venture Funds. As a result, each of IVA VII and IVGA IV may be deemed to have voting and dispositive power over Yucca's shares by virtue of their voting and dispositive power over the shares owned by the Index Venture Funds. David Hall, Phil Balderson, Brendan Boyle and Nigel Greenwood are the members of the board of directors of IVGA IV and IVA VII, and investment and voting decisions with respect to the shares over which IVGA IV and IVA VII may be deemed to have voting and dispositive power are made by such directors collectively. Michelangelo Volpi, a member of our Board of Directors, is a partner within the Index Ventures Group but does not hold voting or dispositive power over the shares held by the Index funds. The address for each of these entities is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

(19) Consists of (i) 20,590,362 shares of Class B common stock held by Jun Rao's family trust, for which Mr. Rao and his spouse serve as trustees, (ii) 1,544,370 shares of Class B common stock held by Mr. Rao's GRAT, for which Mr. Rao serves as trustee, (iii) 1,544,370 shares of Class B common stock held by Mr. Rao's spouse's GRAT, for which Mr. Rao's spouse serves as trustee, and (iv) 316,316 shares of Class B common stock held by a GST trust, for which Mr. Rao and his spouse serve as trustees. Mr. Rao has sole voting and dispositive power over the shares held by Mr. Rao's GRAT and has shared voting and dispositive power over the shares held by Mr. Rao's family trust, Mr. Rao's spouse's GRAT and the GST trust (collectively, the Rao Trusts). The shares of Class B common stock held by the Rao Trusts are subject to a 4.99% beneficial ownership blocker (the Rao Blocker) and as a result, the Class B common stock held by the Rao Trusts may not be converted to Class A common stock to the extent that the Rao Trusts would beneficially own more than 4.99% of our Class A common stock outstanding immediately after giving effect to the conversion. As of March 31, 2023, 14,173,032 shares of Class B common stock held by the Rao Trusts were subject to the Rao Blocker and could not be converted into Class A common stock.

(20) Consists of (i) 5,420,957 shares of Class B common stock held by Sequoia Capital U.S. Growth Fund VII, L.P. (GF VII), (ii) 460,838 shares of Class B common stock held by Sequoia Capital U.S. Growth VII Principals Fund, L.P. (GF VII PF), (iii) 2,192,541 shares of Class B common stock held by Sequoia Capital U.S. Growth Fund VIII, L.P. (GF VIII), (iv) 1,158,914 shares of Class B common stock held by Sequoia Capital Fund Parallel, LLC (SCFP), and (v) 6,111,088 shares of Class B common stock held by Sequoia Capital Fund, L.P. (SCF). SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of GF VII and GF VII PF, or collectively, the GFVII Funds, (ii) the general partner of Sequoia Capital Fund Management, L.P., which is the general partner of SCF and the manager of SCFP, and (iii) the general partner of SC U.S. Growth VIII Management, L.P., which is the general partner GF VIII. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by the GFVII Funds, SCFP, SCF, and GF VIII. Mr. Miller expressly disclaims beneficial ownership of the shares held by the Sequoia entities. The address for each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(21) This information is based solely upon a Schedule 13G/A filed by T. Rowe Price Associates, Inc. with the SEC on February 14, 2023. Consists of 10,538,252 shares of Class A common stock beneficially owned by T. Rowe Price Associates, Inc., of which T. Rowe Price Associates, Inc. has sole voting power with respect to 4,631,453 shares of Class A common stock and sole dispositive power with respect to 10,538,252 shares of Class A common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(22) This information is based upon a Schedule 13G/A filed by Altimeter Capital Management, LP with the SEC on February 14, 2023. Consists of 12,995,374 shares of Class A common stock beneficially owned and held of record by several private funds for which Altimeter Capital Management, LP (the Investment Manager) serves as the investment manager. Altimeter Capital Management General Partner LLC (the General Partner) serves as the sole general partner of the Investment Manager. Brad Gerstner is the sole managing principal of the General Partner and the Investment Manager. As a result, the General Partner, Investment Manager and Bradley Gerstner may be deemed to have shared voting and dispositive power with respect to 12,995,374 shares of Class A common stock. The address of each of these entities is One International Place, Suite 4610, Boston, MA 02110.

(23) Represents 8,539,319 shares of Class B common stock held by the Trouvaille ANK Trust (the ANK Trust). David Stein serves as trustee and has sole voting and dispositive power over the shares held by the ANK Trust. These shares are held for the benefit of certain family members of Ms. Narkhede, but Ms. Narkhede does not exercise any voting or dispositive power over the shares held by the ANK Trust. The address for the ANK Trust is c/o David Stein, Trustee, 157 Church St., 12th Floor, New Haven, CT 06510.

(24) Represents 7,173,916 shares of Class B common stock held by the Trouvaille Investments Holdings Ltd. (Trouvaille). Woodbourne Corporation (BVI) Ltd. has sole voting and dispositive power over the shares held by Trouvaille. These shares are held for the benefit of certain family members of Ms. Narkhede, but Ms. Narkhede does not exercise any voting or dispositive power over the shares held by Trouvaille. The address for Trouvaille is Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

(25) This information is based solely upon a Schedule 13G filed by The Vanguard Group (Vanguard) with the SEC on February 9, 2023. Consists of 12,245,569 shares of Class A common stock beneficially owned by Vanguard, of which Vanguard has shared voting power with respect to 31,758 shares of Class A common stock, sole dispositive power with respect to 12,135,354 shares of Class A common stock, and shared dispositive power with respect to 110,215 shares of Class A common stock. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(26) This information is based solely upon a Schedule 13G/A filed by JPMorgan Chase & Co. (JPM) with the SEC on February 9, 2023. Consists of 15,439,513 shares of Class A common stock beneficially owned by JPM, of which JPM has sole voting power with respect to 13,046,326 shares of Class A common stock, shared voting power with respect to 182,963 shares of Class A common stock, sole dispositive power with respect to 15,301,129 shares of Class A common stock, and shared dispositive power with respect to 117,027 shares of Class A common stock. The address of JPM is 383 Madison Avenue, New York, NY 10179.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors, officers and beneficial holders of more than 10% of a registered class of our equity securities to file initial reports of their beneficial ownership and reports of changes in ownership of our common stock and other equity securities with the SEC.

Based solely on our review of the copies of such forms furnished to us, or written representations from reporting persons, we believe that all Section 16(a) filing requirements were timely met during the fiscal year ended December 31, 2022, except that, due to administrative error, a late Form 4 was filed for Christina Liu, with respect to two transactions.

TRANSACTIONS WITH RELATED PERSONS

In addition to the compensation arrangements with our directors and executive officers discussed in the sections titled "Director Compensation" and "Executive Compensation," the following is a description of each transaction since the beginning of our last fiscal year and each currently proposed transaction in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Investor Rights Agreement

We are party to an Amended and Restated Investor Rights Agreement, or IRA, with certain holders of our capital stock, including Benchmark Capital Partners VIII, L.P. and entities affiliated with Index and Sequoia Capital, which each hold greater than 5% of our outstanding capital stock and are affiliated with members of our Board of Directors, as well as other holders of our capital stock, and Mr. Kreps, Ms. Narkhede, and Mr. Rao and their respective affiliates. The IRA provides certain holders of our capital stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Indemnification Agreements

Our Amended and Restated Certificate of Incorporation contains provisions limiting the liability of directors, and our Amended and Restated Bylaws provide that we will indemnify each of our directors and executive officers to the fullest extent permitted under Delaware law. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws also provide our Board of Directors with discretion to indemnify our employees and other agents when determined appropriate by our Board of Directors. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled "Executive Compensation—Limitations of Liability and Indemnification Matters."

Policies and Procedures for Transactions with Related Persons

Our Board of Directors has adopted a Related Person Transactions Policy setting forth the policies and procedures for the identification, review, and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants, the related person has a direct or indirect material interest, and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest. In reviewing and approving any such transactions, our Audit Committee will consider all relevant facts and circumstances as appropriate, such as whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, whether there are business reasons for Confluent to enter into the transaction, whether the transaction would impair the independence of an outside director, and whether the transaction would present an improper conflict of interest for a director or executive officer.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokerage firms) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokerage firms with account holders who are our stockholders will likely be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your brokerage firm that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your brokerage firm or us. Direct your written request to us to: Legal Department, Confluent, Inc., 899 W. Evelyn Avenue, Mountain View, California 94041 or via email to CLO@confluent.io, or call 1-800-439-3207. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokerage firm.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with his best judgment.



Jay Kreps

Chief Executive Officer and Chairman

April 18, 2023

We have filed our Annual Report on Form 10-K for the year ended December 31, 2022 with the SEC. It is available free of charge at the SEC's website at www.sec.gov. Stockholders can also access this Proxy Statement and our Annual Report on Form 10-K at https://investors.confluent.io/. A copy of our Annual Report on Form 10-K, including the financial statements and the financial statement schedules therein, for the year ended December 31, 2022 is also available without charge upon written request to us to: Legal Department, Confluent, Inc., 899 W. Evelyn Avenue, Mountain View, California 94041 or via email to CLO@confluent.io.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
Commission File Number: 001-40526

CONFLUENT, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**47-1824387**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
899 W. Evelyn Avenue	
Mountain View, California	**94041**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (800) 439-3207

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	CFLT	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒   NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the shares of common stock held by non-affiliates of the Registrant, based on the closing price of the Registrant's shares of common stock on the Nasdaq Global Select Market on June 30, 2022, was approximately $3,222.9 million.

As of February 8, 2023, there were 177,250,222 shares of the registrant's Class A common stock and 113,879,311 shares of the Registrant's Class B common stock, each with a par value of $0.00001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's definitive Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "toward," "will," "would," or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, revenue mix, expenses, and other results of operations;

- our ability to acquire new customers and successfully retain existing customers;

- our ability to increase consumption of our offering and expand features and functionalities;

- our ability to achieve or sustain our margins and profitability;

- the impact of, and our ability to operate our business and effectively manage our growth under evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments;

- future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

- the costs and success of our sales and marketing efforts and our ability to promote our brand;

- our growth strategies;

- the estimated addressable market opportunity;

- our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

- our ability to effectively manage our growth, including international expansion;

- our ability to protect our intellectual property rights and any costs associated therewith;

- the effects of the COVID-19 pandemic or other public health crises;

- our ability to compete effectively with existing competitors and new market entrants; and

- the growth rates of the markets in which we compete.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, and assumptions, including risks described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Other sections of this Annual Report on Form 10-K may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report or to conform these statements to actual results or to changes in our expectations. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the filing date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Where You Can Find More Information

Investors and others should note that we may announce material business and financial information to our investors using our Investor Relations website (investors.confluent.io), our filings with the Securities and Exchange Commission ("SEC"), webcasts, press releases, public conference calls, and blogs published on our website. We use these mediums, including our website, to communicate with investors and the general public about our company, our products, and other issues. It is possible that the information that we make available on our website may be deemed to be material information. We therefore encourage investors and others interested in our company to review the information that we make available on our website.

We also use our Twitter, LinkedIn, and Facebook accounts as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these accounts, in addition to following our SEC filings, webcasts, press releases, public conference calls, and blogs published on our website. This list may be updated from time to time. The information we post through these channels is not a part of this Annual Report on Form 10-K. These channels may be updated from time to time on our investor relations website.

PART I

Item 1. Business

Overview

Confluent is on a mission to set data in motion. We have pioneered a new category of data infrastructure designed to connect all the applications, systems, and data layers of a company around a real-time central nervous system. This new data infrastructure software has emerged as one of the most strategic parts of the next-generation technology stack, and using this stack to harness data in motion is critical to the success of modern companies as they strive to compete and win in the digital-first world.

Our way of life has shifted to a digital-first paradigm, and the digital realm has become the new competitive battlefield in the global economy. In order to compete and win in today's world, organizations must continually innovate on software systems that are increasingly critical to how they do business.

Being digital-first is not just a matter of adding an application or automating an existing process. It is an end-to-end reimagining of business. It means creating rich, digital front-end customer experiences as a primary way of interacting with customers. It means transitioning to real-time, software-driven back-end operations as a business. In retail, this is the difference between accurate inventory tracking across multiple channels to ensure a consumer can have an up-to-date snapshot of what is actually in-store, versus leaving a consumer disappointed on arrival when the product that they thought was available is out-of-stock. In manufacturing, this is the difference between harnessing a real-time flow of data from IoT sensors to deliver predictive maintenance and reduce downtime, versus episodic, manual inspections of equipment. In financial services, this is the difference between detecting and preventing fraud versus reacting afterwards.

This is a matter of life or death for companies. Tech disruptors are delivering rich, digital customer experiences and setting the standard for customer expectations. Businesses in every industry are in full mobilization to rebuild their businesses around the new experiences made possible with software and data. Organizations that get it right can experience stronger growth, lower costs, and improved customer loyalty and gain significant competitive advantage. Conversely, organizations that fail to deliver a real-time customer experience that is intuitive, informed, and reliable can expect frustration, dissatisfaction, and churn.

These innovations in front-end customer experiences and back-end business operations reflect a larger technology trend—the fundamental shift in the role of software in the modern organization. Today, software is no longer simply used as a set of applications to increase employee productivity (such as email and expense reporting). Instead, software is directly orchestrating customer experiences and operations that run the business. It is not just that companies are using more software—in a very real sense, they are actually becoming software.

Several waves of technology innovation have driven this changing role of software. Cloud has re-imagined infrastructure as code, making it easier than ever for developers to build applications. Mobile has extended enormous amounts of computing power to fit in the palms of our hands, making usage of technology ubiquitous in our lives. Meanwhile, machine learning is extending the scope and role of software to new domains and processes.

However, in order to complete this transition, another fundamental wave is required. The operation of the business needs to happen in real-time and cut across infrastructure silos. Organizations can no longer have disconnected applications around the edges of their business with piles of data stored and siloed in separate databases. These sources of data need to integrate in real-time in order to be relevant, and applications need to be able to react continuously to everything happening in the business as it occurs. To accomplish this, businesses need data infrastructure that provides connectivity across the entire organization with real-time flow and processing of data, and the ability to build applications that react and respond to that data flow. As companies increasingly become software, they need a central nervous system that connects all of their disparate software systems, unifying their business and enabling them to react intelligently in real-time.

Because of this, we believe that it is no longer enough for an organization to innovate based on the current paradigm of capturing data, storing it, and then querying or analyzing it. Organizations need a strategy, and a foundational data platform, to operate their business in real-time based on data as it is being generated in the moment. This idea of "data in motion" is at least as critical to the operations of a company as "data at rest," and we believe the new generation of winning organizations will be defined by their ability to take action on it.

Traditional database technologies were not designed for data in motion, but architected for stored data at rest. Despite significant developments in the scalability and speed of analysis in both traditional and more modern databases (such as NoSQL, time-series, and graph databases), they remain limited to data-at-rest use cases and cannot harness data in motion. The leading open source offering for data in motion, Apache Kafka, was originally created by our founders at LinkedIn in 2011 and brought to the mainstream a new paradigm of data processing. However, this was only the beginning. Confluent was founded to create a product that could make data in motion the central nervous system of every company in the world.

Confluent is pioneering this fundamentally new category. Our offering is designed to act as the nexus of real-time data, from every source, allowing it to stream across the organization and enabling applications to harness it to power real-time customer experiences and data-driven business operations. Our offering can be deployed either as a fully-managed, cloud-native SaaS offering available on all major cloud providers or an enterprise-ready, self-managed software offering. Our cloud-native offering works across multi-cloud and hybrid infrastructures, delivering massive scalability, elasticity, security, and global interconnectedness, enabling agile development.

Our open source roots are a key driver of our go-to-market success. Apache Kafka has become the industry standard for data in motion. It is one of the most successful open source projects, estimated to have been used by over 75% of the Fortune 500. Modern applications are expected to integrate with Apache Kafka, and the technical skill set for Kafka has become a critical requirement in the industry. Confluent's products provide the capabilities of Apache Kafka but do so on a platform built for the cloud, complemented by connectivity to the larger enterprise, and with the ability to process and govern at scale. The developer community understands the benefits of a complete platform for data in motion. Consequently, software developers within our prospective customers' engineering or IT departments are often very familiar with our underlying technology and value proposition and evangelize on our behalf.

Confluent has built an operationalized customer journey, which we call our Data in Motion Journey, focused on data in motion that ties together product features, go-to-market efforts, and customer success capabilities, and helps take customers from their initial experiments with the technology to organization-wide adoption as one of their most critical data platforms. This starts by landing use cases in a high volume, low-friction manner while projects are still being conceived and the architecture of the solution is being designed. Awareness and use of our offering begin even before our sales efforts, given the widespread adoption of Apache Kafka by developers and the self-service adoption made possible with our cloud product and community downloads. Our enterprise sales force takes these initial engagements and helps users progress to production use cases and paying customers either on a pay-as-you-go model or with a committed contract. Once customers see the benefits of our product for their initial use cases, they often expand into other use cases and lines of business, divisions, and geographies. Our deep technical expertise, coupled with our product capabilities and laser focus on customer outcomes, enable us to form strategic partnerships with our customers on this journey. This expansion is helped by a natural network effect in which the value of our platform to a customer increases as more use cases are adopted, more applications and systems are connected, and more data is added. Over time, by enabling data in motion across the organization, Confluent can become the central nervous system for their entire organization, allowing data to be captured and processed as it is generated in real-time across hundreds of teams, systems, and applications throughout the company. This expansion effect is reflected by our dollar-based net retention rate as of December 31, 2022 of just under 130%.

Our Solution

Confluent is pioneering a fundamentally new category of data infrastructure focused on data in motion for developers and enterprises alike. In order for enterprises to deliver rich customer experiences, it is critical for all of their business functions, departments, teams, applications, and data stores to have complete connectivity, be thoroughly integrated, and be able to analyze data as it is generated. Confluent is designed to be this intelligent connective tissue by having real-time data from multiple sources constantly streamed across an enterprise for real-time analysis.

Our offering enables organizations to deploy production-ready applications that run across cloud infrastructures and data centers, and scales elastically, with enhanced features for security and compliance. Our platform provides the capabilities to fill the structural, operational, and engineering gaps that are required for businesses to fully realize the power of data in motion. We enable software developers to easily build their initial applications to harness data in motion, and enable large, complex enterprises to make data in motion core to everything they do. As organizations mature in their adoption cycle, we enable them to build more and more applications that take advantage of data in motion. The results have a dual effect: businesses continuously improve their ability to provide better customer experiences and concurrently drive data-driven business operations. We believe that, over time, Confluent can become the central nervous system for modern digital enterprises, providing ubiquitous real-time connectivity and powering real-time applications across the enterprise.

Confluent's solution can be deployed either as a fully-managed cloud-native SaaS offering available on-demand, Confluent Cloud, or an enterprise-ready, self-managed software offering, Confluent Platform.

A high-performance, low-latency infrastructure for harnessing data in motion requires operating wherever a customer's applications and systems reside. Customers with applications in a particular cloud would use Confluent Cloud in that cloud provider and region. Customers with applications on premises, or on a private cloud, would use Confluent Platform in that data center. Customers with both on premises and cloud, or even multiple clouds, need Confluent in each of these environments. Together, these solutions can act as one unified fabric for data streams that connect all of these customer environments.

Our solution has three differentiated elements:

- *Cloud-Native*. Confluent offers true cloud functionality for data in motion. We offer a fully-managed, cloud-native service that is massively scalable, elastic, secure, and globally interconnected, enabling agile development. This is a completely different experience than what would result from taking on-premise software and simply offering it on cloud virtual machines, which are virtualized environments that mimic the behavior of an on-premise experience in the cloud. It requires a feature set to enable elasticity and scalability that cuts right to the heart of the design of data systems. We had to completely re-architect the technologies underlying data in motion, including Apache Kafka, for the cloud to make a truly cloud-native offering. We offer a high-velocity, frictionless pay-as-you-go model, allowing developers to easily sign up without having to enter a credit card, experience and see the value of Confluent, and seamlessly transition to only being billed for what is used. The combination of these capabilities and features creates a compelling and simple solution for developers looking to build upon data in motion in the cloud and for enterprises looking for a secured, governed enterprise solution. With Confluent, developers and enterprises alike can focus on their applications and drive value without worrying about the operational overhead of managing data infrastructure.

- *Complete*. We created a complete platform for data in motion, by leveraging capabilities from open source Apache Kafka with our significant proprietary capabilities. Our technology moves and processes data concurrently, with specific tools such as ksqlDB, a native data-in-motion database that allows users to build data-in-motion applications using just a few SQL statements, as well as over 100 connectors. Our robust capabilities dramatically enhance developer productivity, increase ease of operations, and provide enterprise-level security, governance, resilience, and expertise in a complete platform, providing significant benefits over companies trying to build these complex features on their own. Our acquisition of Immerok, an Apache Flink stream processing managed services company, will enable us to make Confluent Cloud even more compelling by adding support for Flink, a powerful technology for building stream processing applications and one of the most popular Apache open source projects.

- *Everywhere*. We have built a truly hybrid and multi-cloud offering. We can support customers in their cloud and multi-cloud environments, on-premises, or a combination of both. From early on, we recognized that the journey to the cloud is not overnight or simple, and in order for our customers to effectively digitally transform, they require a fundamental platform for data in motion that can integrate seamlessly across their entire technology environment. We offer this essential capability and enable organizations to seamlessly leverage data in motion across their public cloud, private cloud, and data center environments, ensuring total connectivity throughout an organization. For enterprises that are increasingly expanding internationally, Confluent's multi-cloud support also enables organizations to leverage data in motion across multiple data centers and providers, stretched around the world. For enterprises that want to be hybrid cloud, we are able to extract information from the entirety of their infrastructure, allowing us to act as the bridge that unites legacy systems in older environments with modern applications in the cloud. This ability to let customers embrace the new without having to fully replace everything that is old is a critical point of differentiation and a critical element in the cloud adoption strategy of many of our customers.

Confluent Is Becoming the Central Nervous System of Organizations

As Confluent grows within an organization, the network effects we generate create even more value to the organization as a whole. By fundamentally re-architecting how data flows, we are able to replace complexity with simplicity, delays with real-time, and disparate data with a unified view across the modern enterprise software stack.

Most organizations start off with a complex mess of point-to-point connections between their applications, databases, and data warehouses. This is unavoidable when data is primarily at rest, held in storage across the organization, and requiring these connections to be built. Adopting a new technology to connect this mess would be prohibitively slow if there were not an underlying force driving this change. Fortunately, our platform has a unique network effect that helps speed its adoption. The first application that utilizes our platform generally does so for the capabilities in harnessing data in motion. In doing so, it brings into the platform the data streams needed for its usage. However, although these data streams are brought for one application, they are usable by all future applications and bring value to the entire ecosystem. As a result, future applications can connect to the platform to access these data streams, bringing with them their own data streams. As a result, there is a clear virtuous cycle: applications bring data streams, which in turn attract more applications.

As customers expand with our foundational platform, we set more and more data in motion across the organization and replace the various point-to-point connections with our complete platform. This means data can intelligently be made available in real-time to more and more of the organization as applications connect to a single platform. We are able to hold a highly strategic position to create greater value to existing applications and databases as data in motion across the entire organization begins to flow, be directed, and be processed through Confluent. We believe that this eventually leads to Confluent becoming the central nervous system of an organization, allowing data to be captured and processed as it is generated around the whole organization, enabling organizations to react intelligently in real-time.

Key Benefits to Our Customers

Our platform delivers the following key business benefits to our customers:

- *Ability to Deliver Rich Customer Experiences and Data-Driven Business Operations.* The world is increasingly demanding applications that are responsive in real time to data in motion. By harnessing the power of data in motion, our customers can deliver differentiated customer experiences, such as suggesting the next show to watch in real time or providing live information on the status of a grocery order. Enterprises can also enable data-driven operations such as real-time, preventive maintenance, IoT analytics, and diagnostics.

- *Accelerated Time-to-Market.* Speed is essential for our customers, as they seek to disrupt established industries or innovate to fend off emerging disruptors. Our fully-managed cloud-native service enables our customers to start developing instantly, without any internal or external operational barriers. With Stream Designer, we offer the industry's first visual interface for rapidly building, testing, and deploying streaming data pipelines natively on Kafka, increasing the number of developers able to tap into the power of data streaming. And, with the ability to pay-as-you-go, our customers can begin using Confluent without commitment or delay from internal procurement processes. Furthermore, our offering comes with a rich, pre-built ecosystem, making it simple, quick and efficient to integrate Confluent into the enterprise. This enables greater engineering organization efficiency and an accelerated time-to-market.

- *Reduced Total Cost of Ownership.* Confluent significantly reduces the operational barriers and costs associated with shifting to a data-in-motion architecture. Coupled with accelerated time to market, our customers benefit from both reduction in total cost of ownership as well as rapid ROI.

- *Freedom of Choice.* Confluent is hybrid and multi-cloud compatible so customers can deploy on premises or in the cloud. We recognize that enterprises have their data stored in many places and that an effective solution must be able to connect to various data sources.

- *Mission Critical Security and Reliability.* Confluent has enterprise-grade security and governance capabilities to provide confidentiality of critical information. We enable mission-critical reliability and resiliency, allowing data persistence, dynamic backing up of data across replicated partitions, fault-tolerance, and automated client failover.

- **Robust Developer Community.** Apache Kafka has an extremely robust developer community. It is one of the most successful open source projects, with more than 65,000 meet-up members across over 200 global meetup groups, estimated to have been used by over 75% of the Fortune 500. Confluent continues to add to open source Apache Kafka and has helped build an ecosystem of contributors. This means that developers outside of Confluent are building connectors, more functionality, and deploying patches to Apache Kafka while Confluent continues to also add features both to Apache Kafka and to Confluent's proprietary offering. This leads to a positive feedback loop as it strengthens the Apache Kafka offering, attracting more developers, who in turn further strengthen Apache Kafka, which benefits us, as users see the benefit of a data-in-motion platform, and the wider Apache Kafka community. In addition, we make available many features that we have developed at Confluent under our Confluent Community License, which means developers can access, benefit from, and modify the source code for such features, further increasing our reach and mindshare in the developer community.

Our Growth Strategy

We are pursuing our substantial market opportunity with growth strategies that include:

- **Easy and Frictionless Land with Cloud Pay-As-You-Go**. Due to the cloud-native nature of Confluent Cloud, we are able to acquire new customers through a seamless and frictionless self-service motion. Customers can get started via our free cloud trial and easily convert online to become paying customers. Our cloud-native capabilities allow us to land customers at low entry points, with no commitment, and seamlessly expand via increased usage. We will continue to leverage our cloud-native differentiation to create an easy buying motion and drive our growth.

- **Continue our Focus on our Customer Growth Go-To-Market Model.** Our integrated Customer Growth Go-To-Market model is designed to drive business growth by mapping the customer journey from initial interest, to pilot, to first production project, to an integrated platform across the enterprise. We intend to develop our strategy of garnering customer signups, converting to paid customers, expanding through additional use cases and rapidly delivering customer value. We will continue to offer a range of services and training offerings, partnering with our customers to increase the value they realize from our solution and thereby increase their consumption of our offering.

- **Enterprise-Wide Expansion via Solutions Selling**. After acquiring a new customer, we seek to grow our footprint by solving additional use cases for that customer. Since we are a fundamental data infrastructure platform, the use cases we can address are wide-ranging, and our use case framework includes both horizontal IT workloads such as pipelines to cloud databases and data warehouses, microservices-based application development, and mainframe integration, as well industry-specific use cases such as faster and smarter real-time fraud detection. We enjoy a powerful network effect as we enter organizations; once one application is connected to Confluent, our customers often connect other applications to that first application, which can result in a flywheel where Confluent can permeate the enterprise. We believe Confluent can become the central nervous system of modern enterprises at scale. Our dollar-based net retention rate of just under 130% as of December 31, 2022 reflects our ability to rapidly demonstrate our value and address a vast array of use cases for our customers.

- **Extend our Product Leadership and Innovation.** We pioneered the category of harnessing the power of data in motion and are committed to innovating to extend our product leadership. We will continue to build out our platform, add more capabilities, build more applications, and invest in developing technology that increases developer productivity and promotes rapid customer success. From ksqlDB, which is a native data-in-motion database that allows users to build data-in-motion applications using just a few SQL statements, to Stream Designer, which enables less sophisticated developers to quickly and easily create and deploy streaming data pipelines, we have continued to innovate and make it easier for any organization to harness data in motion.

- ***Continue to Invest in the Open Source Community.*** Our open source roots provide a large pool of targeted developers and enterprises who are interested in or have already adopted open source Apache Kafka. These developers are readily able to use and benefit from our cloud-native service or enterprise-ready software. We will continue to invest in delivering features to open source Apache Kafka in order to continue adding value to the Apache Kafka community, maintain our leadership standing in the new data-in-motion paradigm, and ensure that the open source benefits to our business continue.

- ***Grow and Harness our Partner Ecosystem.*** We have built a powerful partner ecosystem encompassing the major cloud providers, global and regional systems integrators, and ISVs. Our partners include AWS, Microsoft, GCP, Accenture, Alibaba, Elastic, MongoDB, and Snowflake. We intend to continue to invest in these relationships and build further partnerships to ensure our software is widely sold, distributed, and supported.

- ***Expand Internationally.*** We believe markets outside of the United States present a significant opportunity for additional growth of our business. During the year ended December 31, 2022, our international revenue represented 38% of our total revenue, coming from customers in over 100 countries. We expect to continue to make significant investments to support our growth in our existing international markets and in penetrating additional international markets.

- ***Expand the Scope of our Platform with Stream Processing and Other Investments.*** We believe that the rise of real-time stream processing of data in motion is still in the early stages of adoption. With the addition of Flink to our existing investment in ksqlDB, we are positioned to succeed in this emerging area as it gains adoption with customers. This adoption is expected to lead to significant displacement of batch data processing on traditional databases and a corresponding shift in spend to data-in-motion technologies, such as Confluent. We believe our investment in Stream Processing positions us to capture this shift and use it to fuel further growth.

- ***Grow Further Use Cases Up-The-Stack Leveraging our Strategic Position for Data in Motion.*** Data in motion is a disruptive new platform technology, and as such there are countless use-case focused opportunities up the stack. As we grow into our role as a central nervous system within companies, we believe we have an incredibly strategic position from which to grow into use-case specific adjacencies that apply data in motion. We see the potential for broad, cross-industry customer adoption of use cases around machine learning, IoT, data integration, real-time analytics, real-time logistics, customer data unification, cloud migration, microservices, data sharing, as well as countless others. We believe we are strategically positioned to understand what these use cases are when reimagined around data in motion and to partner and/or build pre-packaged solutions purpose-built for these use cases.

Our Product Offering

Our software offering provides a complete solution for working with data in motion, including the ability to read, write, store, capture, validate, secure, and process continuous streams of data. It also has features designed to fulfill the requirements of modern cloud infrastructure: it is a modern distributed system built to be secure, fault tolerant, and scalable elastically from a single application to hundreds or thousands of applications within an organization. Our software can be consumed in two ways, Confluent Cloud and Confluent Platform, that our customers can leverage independently or together. Regardless of where our customers have their technology environments, we are able to deliver an integrated platform for data in motion that can become their central nervous system.

- ***Confluent Cloud is our fully-managed cloud-native offering***, available on all of the major cloud providers (AWS, GCP, and Microsoft Azure). Confluent Cloud is offered to our customers via a pay-as-you-go model with no commitment, or via an annual, or multi-year, subscription model where customers draw down upon a committed dollar amount. Key attributes of Confluent Cloud include:

- *Serverless.* Confluent Cloud offers self-serve provisioning with no complex cluster sizing, zero downtime, upgrades and bug fixes, elastic scaling, and the ability for customers to pay only for what they actually use.

- *Complete.* Confluent Cloud offers data compatibility with fully-managed Schema Registry, rapid development through fully-managed connectors, real-time processing with fully-managed ksqlDB, virtually infinite data retention, and committer-led support with contractual response times of 60 minutes or less for severe-impact issues.

- *Flexible.* Confluent Cloud offers the ability to build a persistent bridge from on-premises to cloud, and the ability to stream across public clouds for multi-cloud data pipelines.

- *Highly Available.* Confluent Cloud offers a guaranteed 99.95% uptime SLA, ability to scale to 10s of GBps with dedicated capacity, ability to achieve sub 30ms latency at scale, and multi availability-zone (AZ) replication.

- *Secure.* Confluent Cloud offers at-rest and in-transit data encryption, SAML/SSO for user authentication, private networking via VPC peering or AWS Transit Gateway, and monitoring visibility with topic- and cluster-level metrics.

- **Confluent Platform is our enterprise-grade self-managed software offering,** able to be deployed on-premises as well as across public and private cloud environments. Confluent Platform is offered to our customers via an annual or multi-year subscription. Key attributes of Confluent Platform include:

  - *Unrestricted Developer Productivity.* Confluent Platform offers developers the ability to build across multiple development languages, utilize a rich pre-built ecosystem of over 100 connectors, and benefit from a fully integrated data-in-motion database.

  - *Efficient Operations at Scale.* Confluent Platform enables our customers to minimize operational complexity while ensuring high performance and scalability.

  - *Production-Stage Prerequisites.* Confluent Platform offers foundational enterprise-level features needed to implement data in motion in production.

  - *Freedom of Choice.* Confluent Platform can be deployed on-premises or in public or hybrid cloud environments.

Our offering provides a full set of features and functionality to enable adoption of data in motion throughout an organization. Key features include:

- **Rich Pre-Built Ecosystem**

  - *Over 100 Pre-Built Connectors.* We develop and work with partners who develop enterprise-ready connectors to easily integrate data and build applications. Connectors are supported by either Confluent or our partners.

  - *ksqlDB.* ksqlDB is a database that unifies the processing of data in motion and data at rest. This enables customers to build applications that compute new stored data sets off continuous data streams or enrich data streams with stored data. It translates the near-universal SQL interface of traditional databases to the world of data in motion, making it accessible for the vast majority of software developers with minimal learning time.

  - *Schema Registry.* Schema Registry is a central repository with a RESTful interface for developers to define standard schemas and register applications to enable compatibility.

- *Management, Monitoring, and Global Resilience*

  - *Confluent Control Center (C3)*. Offers a simple way to manage and monitor data in motion as it scales across the enterprise. Control Center is a web-based graphical user interface to understand the data-in-motion environment, meet SLAs, and control key components of the data-in-motion platform.

  - *Multi-Region Clusters*. Multi-Region Clusters automate disaster recovery, allowing customers to run a single cluster across multiple data centers and automate disaster recovery with operational simplicity.

  - *Cluster and Schema Linking*. Cluster and Schema Linking enable customers to consistently geo-replicate data, making it easy to create a seamless and persistent bridge from Confluent Platform in on-premises environments to Confluent Cloud.

- *Dynamic Performance and Elasticity*

  - *Self-Balancing Clusters*. Self-Balancing Clusters automate partition rebalances to optimize throughput, accelerate broker scaling, and reduce the operational burden of managing a large cluster. Partition rebalances are completed quickly and without any risk of human error.

  - *Tiered Storage.* Tiered Storage allows deployments to recognize two tiers of storage: local disks and cost-efficient object stores (Amazon S3 or GCP Storage). Brokers can offload older topic data to object storage, enabling virtually infinite retention.

  - *Scalability.* Confluent offers the ability to scale to trillions of events as well as scale across business units in order to become an enterprise standard.

- *Enterprise-Grade Security*

  - *Structured Audit Logs*. Structured Audit Logs capture authorization logs in a set of dedicated topics, on a local or a remote cluster.

  - *Role-based Access Control (RBAC)*. RBAC is a centralized implementation for secure access to resources with fine-tuned granularity and platform-wide standardization. Customers can control permissions by users/groups to clusters, topics, consumers groups, and even individual connectors.

  - *Stream Governance*. Confluent's Stream Governance capabilities enable customers to maintain enterprise-grade cloud security and compliance, including the ability to increase collaboration with self-service data discovery and understand complex data relationships.

- *Data Compatibility and DevOps Automation*

  - *Schema Validation*. Schema Validation provides a direct interface between the broker and Schema Registry to validate and enforce schemas programmatically. Schema Validation can be configured at the topic level.

  - *Confluent Operator.* Confluent Operator simplifies running Confluent Platform as a cloud-native system on Kubernetes, whether on-premises or in the cloud. It delivers an enterprise-ready implementation of the Kubernetes Operator API to automate deployment and key lifecycle operations.

Our offering is designed to serve as fundamental data infrastructure for our customers and solve an enormous variety of use cases across both front-end customer experiences and back-end business operations.

In addition to our core offering, we offer several services offerings:

- *Professional Services*. Professional Services provides expertise and tools that help our customers accelerate platform adoption and achieve successful business outcomes. We offer packaged and residency offerings focused on helping customers plan, implement, manage/monitor, and optimize their platform and applications.

- *Education*. Our offering includes training and certification guidance, technical resources, and access to hands-on training and certification exams. Education offerings are targeted at different types of users and delivery modalities to suit end customer needs. We have instructor-led training, self-paced on-demand courses, and certification.

- *Certification Program*. Technical expertise in data in motion is highly sought after and a highly-paid skill set. Our certification program enables technical personnel to demonstrate and validate in-depth knowledge of data in motion.

Our Licensing

Our software products are protected by our licensing policies, which include our full proprietary license as well as our community license, which restricts others from offering our technology as a competing SaaS offering.

Instead of opting for a traditional "open core" model, our core offering (Confluent Server) is substantially differentiated from Apache Kafka and was fundamentally re-architected to operate at cloud-scale, while being interoperable with existing Apache Kafka systems.

Our Confluent Community License makes available many features that we have developed at Confluent. This gives developers the functionality needed to get started with Confluent, but excludes some of the core features of our commercial platform. Developers can access and modify the source code for such features but cannot take these features and use them to provide a competing SaaS offering.

We focus on converting Confluent Community License users to paying customers by demonstrating the value of the fully-managed Confluent Cloud offering and the self-managed Confluent Platform offering, where developers get proprietary features such as Confluent control center, Confluent operator, self-balancing clusters, tiered storage, structured audit logs, RBAC, schema validation, and multi-region clusters, as described in "—Our Product Offering" above.

Sales and Marketing

In order to fully capitalize on our large market opportunity, our sales and marketing teams are tightly integrated to execute upon a cohesive go-to-market motion. The sales and marketing teams prioritize the core value of driving customer success and value in all strategies to acquire new customer accounts and grow our presence within existing customer accounts.

Our Customer Growth Go-To-Market model is centered around the Data in Motion Journey, from initial interest, to pilot, to first production project, to an integrated platform across the enterprise. Through mapping to the customer journey, we are able to drive customer value in a highly targeted manner.

Our strategy to expand within accounts has two fundamental aspects: first, to convert additional pockets of Apache Kafka interest and deployments within a given customer into a Confluent deployment, and second, to expand into additional use cases within a given customer through solutions selling with horizontal and vertical solutions. We believe there is a strong opportunity for growth as we solve a wide array of use cases.

Our focus on customer success is critical to our sales and marketing success. We offer a wide range of training, professional services, education, and support offerings to enable our customers to rapidly onboard, adopt, and ultimately realize value from data in motion.

Partnerships with the leading cloud providers (AWS, Azure, and GCP), as well as global and regional systems integrators and technology ISVs (MongoDB, Elastic, and Snowflake) are also central to our sales and marketing strategy. We believe through these partnerships we will significantly expand the reach of our technology.

We believe in offering the ability for customers to engage with us in the manner best suited to them. We offer a fully self-service motion, where developers can learn and purchase in a completely online manner. We offer direct sales engagement, where customers can interact with experienced and knowledgeable field teams. We also offer the ability to engage and transact through our partner ecosystem, including the major cloud provider marketplaces, system integrators, technology ISVs, and resellers.

Our open source roots are a key driver to our go-to-market success. The expansive Apache Kafka technical community is fervently devoted to this technology, and often advocates for our technology even when we are not engaged in an organization. They see the value of Apache Kafka and the opportunity to benefit from a complete platform for data in motion with Confluent. Consequently, our prospective customers are often very familiar with our underlying technology and value proposition, and are capable of evangelizing on our behalf.

Executive-level engagements are also a key facet of our growth strategy. As our customer engagements progress from project to platform to enterprise-wide deployments, our customer relationships often include business as well as technology leaders. Through this wide set of customer relationships, we believe we will be more rapidly able to evolve into enterprise-wide customer deployments.

Research and Development

Our research and development efforts are focused on enhancing our platform features and functionalities and expanding the services we offer to increase market penetration and deepen our relationships with our customers. We believe that the timely development of new, and the enhancement of our existing, platform features and services is essential to maintaining our competitive position. We continually incorporate feedback and new use cases from our community and customers into our platform. Our development teams foster greater agility, which enables us to develop innovative products and make rapid changes to our technologies that increase resiliency and operational efficiency.

Competition

Our market is highly competitive and characterized by rapid changes in technology, customer needs, frequent introductions of new offerings, and improvements to existing service offerings.

Our primary competition, especially on premise, is internal IT teams that are attempting to "do it themselves" using open source software. Our offering is substantially differentiated from Apache Kafka, and therefore companies using only open source tools do not benefit from our full product offering. As the move to the cloud increases, we expect that competition from open source alternatives will decrease as companies increasingly adopt fully-managed cloud solutions.

Our principal competitors in the cloud are the well-established public cloud providers such as AWS that generally compete in all of our markets. These enterprises are developing and have released fully-managed, data ingestion, and data streaming products, such as Azure Event Hubs (Microsoft Corporation), Amazon Managed Streaming for Apache Kafka, Amazon Kinesis and Amazon DynamoDB Streams (AWS), and Cloud Pub/Sub and Cloud Dataflow (Google).

On premise there are a number of vendors with legacy products that have pivoted into this space including TIBCO Streaming, Cloudera Dataflow, Redhat (IBM) AMQ Streams, and Oracle Cloud Infrastructure Streaming.

We believe the principal competitive factors for companies in our industry include the following:

Focus on data in motion, characterized by:

- the ability to provide an end-to-end operationalized customer journey;

- mindshare and ability to drive innovation in the category of data in motion; and

- the ability to support customers at scale with mission critical use cases.

Product differentiation, characterized by:

- Cloud-native capabilities

  - operate at significant scale;

  - offer elasticity;

  - offer end-to-end security; and

  - offer flexible pricing, including pay-as-you-go delivery.

- Completeness of offering

  - a complete platform for data in motion (not just low-level streaming);

  - rich SQL-based stream processing;

  - integrated data governance capabilities; and

  - ease of integration with connectors to a wide variety of existing applications and IT and cloud infrastructure.

- Availability of offering

  - as a fully-managed service in the three leading public clouds;

  - as a Kuberenetes-based software offering for the private cloud;

  - in legacy on-premise data centers as a software product; and

  - ability to span all of these customer environments in one unified data-in-motion platform.

General competitive factors, including:

- size of customer base and level of market adoption;

- price and total cost of ownership;

- brand awareness and reputation;

- quality of professional services and customer support;

- strength of sales and marketing efforts; and

- adherence to industry standards and certifications.

On the basis of the factors above, we believe that we compare favorably to our competitors. However, some of our actual and potential competitors have advantages over us, such as substantially greater financial, technical, and other resources, including larger sales forces and marketing budgets, greater brand recognition, broader distribution networks and global presence, longer operating histories, more established relationships with current or potential customers and commercial partners, and more mature intellectual property portfolios. They may be able to leverage these resources to gain market share and prevent potential customers from purchasing our products. Additionally, we expect the industry to attract new entrants, who could compete with our business and introduce new offerings. As we scale and expand our business, we may enter new markets and encounter additional competition.

Our Employees and Human Capital Resources

Our Community

Our employees are the power behind our innovation and the foundation of our business. Investing in our people is a high priority and we strive to enhance and advance our culture and community. As of December 31, 2022, we had 2,761 employees distributed across 22 countries. 62% of our employees at that time were located within the United States. Some individual employees outside of the United States may be members of trade unions or participate in staff representative bodies, including in France where we have assisted employees in forming a Social Economic Committee as required by local law.

Culture and Values

Culture is about how all employees at Confluent work together to get things done. Each part of the company has distinct norms and practices that are specific to what they do. But across Confluent, we share attributes of a common company culture that help us agree on how we will interact as a group, who we hire and help determine what kind of behavior is rewarded. Our six core values are:

- Earn Our Customers' Love

- To Build a Great Company, Build a Great Team

- Be Smart, Humble, and Empathetic

- Be Fired Up and Get Stuff Done

- Be Tasteful, Not Wasteful

- One Team

Engagement and Communication

Our CEO and executives host regular all-hands meetings to keep our employees apprised of Confluent's strategy, goals and priorities. We also conduct regular, anonymous engagement surveys to help us understand the employee experience, maintain a real-time pulse on employee engagement, and continuously action areas of opportunity as an organization. It is a quick way for management to see trends in engagement and progress on action plans. By continuing to monitor our engagement, we can impact retention and attraction of top talent to Confluent.

Learning and Development

We strive to provide a culture of curiosity and learning where employees can try new things and continually grow and develop. We offer a variety of resources to support this, including quarterly manager check-ins to facilitate development conversations, an on-demand e-learning platform and ongoing training and learning programs for employees.

Compensation and Benefits

We aim to provide compensation and benefits that are equitable, competitive, and meet the diverse needs of our global workforce. We believe it is an important factor for our employees to have a stake in our success, which is why our total compensation packages include both cash and equity components for most roles.

In addition to our robust suite of medical, dental, vision, and retirement benefits, we provide employees access to mental wellbeing resources, family building benefits, and a comprehensive paid leave program.

In addition, we believe that our remote-first model will enable us to attract top talent and provide employees the flexibility they increasingly seek.

Diversity and Inclusion

We are committed to the principles of fairness and equality. We believe that this commitment makes us a stronger, more vibrant, and more innovative company. We seek to build an environment where every employee, regardless of background, identity, or life experience, has an equal opportunity to grow and thrive.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of copyright, trademark, trade secret laws and patents in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including rights in our proprietary technology, software, know-how and brand. We use open source software in our offering.

As of December 31, 2022, we hold two U.S. patents and have seven patent applications. We do not hold any non-U.S. patents. The patents are scheduled to expire in 2037. As of December 31, 2022, we own four registered trademarks in the United States, one trademark application pending in the United States, 36 registered trademarks in various non-U.S. jurisdictions, and 9 trademark applications pending in various non-U.S. jurisdictions.

Although we rely on intellectual property rights, including contractual protections, to establish and protect our intellectual property rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. We require our employees, consultants, independent contractors, and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, documentation, proprietary technology, and confidential information. Our policy is to require all employees, consultants, and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled "Risk Factors" for a more comprehensive description of risks related to our intellectual property.

Available Information

Our website address is www.confluent.io. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K. We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on our website at www.confluent.io, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

Risk Factors Summary

Below is a summary of the principal factors that make an investment in our Class A common stock speculative or risky:

- Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- We have a history of operating losses and may not achieve or sustain profitability in the future. In particular, we have limited experience operating our business at current scale under economic conditions characterized by high inflation or in recessionary or uncertain economic environments.

- Macroeconomic uncertainty, unfavorable conditions in our industry or the global economy, including those caused by the ongoing conflict between Russia and Ukraine, reductions in information technology spending, or inflation, have impacted and may continue to impact our ability to grow our business and negatively affect our results of operations.

- Actions that we are taking to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.

- We derive substantially all of our revenue from our data-in-motion offering. Failure of our offering to satisfy customer demands or achieve continued market acceptance over competitors, including open source alternatives, would harm our business, results of operations, financial condition, and growth prospects.

- We intend to continue investing significantly in Confluent Cloud, and if it fails to achieve further market adoption, our growth, business, results of operations, and financial condition could be harmed.

- Failure to effectively develop and expand our sales and marketing capabilities or improve the productivity of our sales and marketing organization could harm our ability to expand our potential customer and sales pipeline, increase our customer base, and achieve broader market acceptance of our offering.

- If we are unable to attract new customers or expand our potential customer and sales pipeline, our business, financial condition, and results of operations will be adversely affected.

- Our business depends on our existing customers renewing their subscriptions and usage-based minimum commitments, purchasing additional subscriptions and usage-based minimum commitments, and expanding their use of our offering.

- If we fail to maintain and enhance our brand, including among developers, our ability to expand our customer base will be impaired and our business, financial condition, and results of operations may suffer.

- The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

- If we or third parties with whom we work experience a security breach, or if the confidentiality, integrity, or availability of our information technology, software, services, communications, or data is compromised, our offering may be perceived as not being secure, our reputation may be harmed, demand for our offering may be reduced, proprietary data and information, including source code, could be, and has in the past been, exfiltrated, and we may incur significant liabilities.

- We rely on third-party providers of cloud-based infrastructure to host Confluent Cloud. Any failure to adapt our offering to evolving network architecture technology, disruption in the operations of these third-party providers, limitations on capacity or use of features, or interference with our use could adversely affect our business, financial condition, and results of operations.

- We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

- The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to the IPO, including our executive officers, employees, and directors and their affiliates, and limiting your ability to influence corporate matters, which could adversely affect the trading price of our Class A common stock.

Risks Related to Our Business and Operations

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $585.9 million, $387.9 million, and $236.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. You should not rely on the revenue growth of any prior period as an indication of our future performance. Our revenue growth rate has declined from time to time, and may decline in the future, as a result of a variety of factors, including our focus on operating efficiency and margin improvement, the effectiveness of our sales and marketing strategies and function, our ability to continue gaining market acceptance of our offering, macroeconomic challenges and uncertainty, increased competition, and changes to technology. Overall growth of our revenue depends on a number of factors, including our ability to:

- market and price our offering effectively so that we are able to attract new customers and expand sales to our existing customers;

- invest in the growth of our business while adjusting our cost structure to focus on operating efficiency and improved margins;

- successfully develop a substantial customer and sales pipeline for our products;

- expand the features and functionality of our offering to enable additional use cases for our customers;

- continue investing in our sales and marketing function to support our growth, and reduce the time for new sales personnel to achieve desired productivity levels;

- extend our product leadership to expand our addressable market;

- differentiate our offering from open source alternatives and products offered by our competitors;

- maintain and expand the rates at which new customers purchase and existing customers renew subscriptions and committed use of our offering and increase consumption of our offering, including in light of the evolving macroeconomic environment;

- provide our customers with support that meets their needs;

- expand our partner ecosystem, including with major cloud providers, independent software vendors (ISVs), and regional and global systems integrators;

- increase awareness of our brand on a global basis to successfully compete with other companies; and

- expand to new international markets and grow within existing markets.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. As a result of our rapid revenue growth in prior periods, we expect our revenue growth rate to decline in future periods. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

In addition, we expect to continue to expend substantial financial and other resources on:

- expansion and enablement of our sales, services, and marketing organization to increase brand awareness and drive adoption of our offering;

- product development, including investments in our product development team and the development of new products and new features and functionality for our offering to expand use cases and provide feature parity across third-party public cloud platforms, as well as investments in further differentiating our existing offering;

- our cloud infrastructure technology, including systems architecture, scalability, availability, performance, and security;

- technology and sales channel partnerships, including cloud marketplaces;

- international expansion;

- acquisitions or strategic investments; and

- general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue in our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue does not meet our expectations in future periods, our business, financial position, and results of operations may be harmed.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each period since inception. We generated a net loss of $452.6, $342.8 million, and $229.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $1,201.4 million. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will obtain or maintain a high enough volume of sales or level of market acceptance to achieve or maintain profitability in the future. Our revenue growth rate has declined, and may continue to decline for a number of reasons, particularly during times of macroeconomic uncertainty, resulting in a more challenging environment for acquiring new customers and maintaining existing customers as well as shifts in priorities toward operating efficiencies and margin improvements. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend significant funds to further develop our offering, including by introducing new offerings and features and functionality, and to expand our sales, marketing, and services teams to drive new customer adoption, expand the use of our offering by existing customers, support international expansion, and implement additional systems and processes to effectively scale operations. We will also face increased compliance costs associated with growth, the planned expansion of our customer base and pipeline, international expansion, and being a public company. In addition, Confluent Cloud operates on public cloud infrastructure provided by third-party vendors, and our costs and gross margins are significantly influenced by the prices we are able to negotiate with these public cloud providers, which in many cases are also our competitors. To the extent we are able to successfully increase the percentage of our revenue attributable to Confluent Cloud, we may incur increased costs related to our public cloud contracts, which would negatively impact our gross margins. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. In addition, our efforts and investments to implement systems and processes to scale operations may not be sufficient or may not be appropriately executed. As a result, we may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common stock may significantly decrease.

We have a limited operating history, which makes it difficult to forecast our future results of operations.

We were founded in 2014. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. In particular, we have limited experience operating our business at current scale under economic conditions characterized by high inflation or in recessionary or uncertain economic environments. We recently also undertook an internal restructuring, including a reduction in force, and increased focus on operating efficiencies and margin improvements. Further, we have experienced, and in future periods, may continue to experience, slower revenue growth or our revenue could decline for a number of reasons, including shifts in our offering and revenue mix, slowing demand for our offering, increasing competition, decreased productivity of our sales and marketing organization and effectiveness of our sales and marketing efforts to acquire new customers, retain existing customers or expand existing subscriptions and usage-based minimum commitments, strategic focus on operating efficiencies and margin improvements, changing technology, a decrease in the growth of our overall market, our failure, for any reason, to continue to take advantage of growth opportunities, or our failure to adapt and respond to inflationary factors affecting our business or future economic recessions. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described in this Annual Report. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Macroeconomic uncertainty, unfavorable conditions in our industry or the global economy, including those caused by the ongoing conflict between Russia and Ukraine, reductions in information technology spending, or inflation, have impacted, and may continue to impact our ability to grow our business and negatively affect our results of operations.

Global business activities face widespread macroeconomic uncertainties, and our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation and efforts to control further inflation, including rising interest rates, international trade relations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia Pacific region, including Japan, or elsewhere, could cause a decrease in business investments by existing or potential customers, including spending on information technology, and negatively affect the growth of our business. As an example, in the United States, capital markets have experienced and continue to experience volatility and disruption. Furthermore, inflation rates in the United States have recently increased to levels not seen in decades resulting in federal action to increase interest rates, affecting capital markets. Such economic volatility could adversely affect our business, financial condition, results of operations and cash flows, and future market disruptions could negatively impact us. In particular, we have experienced and may continue to experience longer sales cycles for new customers and existing customer expansions, reduced contract sizes or generally increased scrutiny on IT spending and budgets from existing and potential customers, due in part to the effects of macroeconomic uncertainty and challenges and the geopolitical situation in Ukraine. These customer dynamics may persist in the future, even if macroeconomic conditions improve, and to the extent there is a sustained general economic downturn, a recession, or other period when IT budgets are growing at a slower rate or contracting growth, these customer dynamics may be exacerbated. These customer dynamics have had and may continue to have negative impacts on our revenue, business, and results of operations and have resulted and may in the future result in strategic changes in our focus on growth versus operating efficiency, margin improvements, and profitability. For example, we recently adjusted our cost structure and reduced our overall headcount. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers, which may require us to respond in kind and may negatively impact our existing customer relationships and new customer acquisition strategy. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our offering. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Actions that we are taking to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.

In January 2023, we commenced certain restructuring actions, or the Restructuring Plan, designed to adjust our cost structure and real estate footprint. We may encounter challenges in the execution of these efforts, and these challenges could impact our financial results.

Although we believe that the Restructuring Plan will reduce operating costs and improve operating margins, we cannot guarantee that the Restructuring Plan will achieve or sustain the targeted benefits, or that the benefits, even if achieved, will be adequate to meet our long-term profitability and operational expectations. As a result of these actions, we will incur additional costs in the near term, including cash expenditures for employee transition, notice period and severance payments, employee benefits, and related facilitation costs. Additional risks associated with the continuing impact of the Restructuring Plan include employee attrition beyond our intended reduction in force and adverse effects on employee morale (which may also be further exacerbated by actual or perceived declining value of equity awards), diversion of management attention, adverse effects to our reputation as an employer (which could make it more difficult for us to hire new employees in the future), and potential failure or delays to meet operational and growth targets due to the loss of qualified employees. If we do not realize the expected benefits of our Restructuring Plan on a timely basis or at all, our business, results of operations and financial condition could be adversely affected.

We derive substantially all of our revenue from our data-in-motion offering. Failure of our offering to satisfy customer demands or achieve continued market acceptance over competitors, including open source alternatives, would harm our business, results of operations, financial condition, and growth prospects.

We derive and expect to continue to derive substantially all of our revenue from sales of, and additional services related to, our data-in-motion offering. We have directed, and intend to continue to direct, a significant portion of our financial and operating resources to developing more features and functionality for such offering. Our growth will depend in large part on enabling additional use cases for our customers after they initially adopt our offering, ranging from industry-specific use cases to use cases generated by the network effects of connecting multiple applications within an enterprise. In addition, the success of our business is substantially dependent on the actual and perceived viability, benefits, and advantages of our offering as a preferred platform for data in motion, particularly when compared to open source alternatives developed internally by customers. As such, market adoption of our offering is critical to our continued success. Demand for our offering is affected by a number of factors, including increased market acceptance of our offering by existing customers and potential new customers, effectiveness of our sales and marketing strategy and team, the extension of our offering to new applications and use cases, the timing of development and release of new offerings by us and our competitors, technological change, growth or contraction of the market in which we compete, and customer information technology spending budgets, which may be reduced during periods of high inflation or in recessionary or uncertain economic environments and may be impacted by geopolitical events such as the ongoing conflict between Russia and Ukraine. Failure to successfully address these factors, satisfy customer demands, achieve continued market acceptance over competitors, including open source alternatives, and achieve growth in sales of our offering would harm our business, results of operations, financial condition, and growth prospects.

We have historically derived a substantial portion of our revenue from Confluent Platform, and any loss in market acceptance or reduction in sales of Confluent Platform would harm our business, results of operations, financial condition, and growth prospects.

While our revenue mix has increasingly shifted toward Confluent Cloud, our business remains substantially dependent on Confluent Platform, our enterprise-ready, self-managed software offering. Confluent Platform contributed 61% and 73% of our subscription revenue for the years ended December 31, 2022 and 2021, respectively. We expect to continue to rely on customer adoption and expansion of Confluent Platform as a component of our future growth. In particular, we are dependent on Confluent Platform serving as a fundamental self-managed, data-in-motion offering to generate wide-ranging use cases for our customers and increase our dollar-based net retention rate with existing customers. If we experience loss in market acceptance, reduced customer renewals or new customer adoption, or limited use case expansion among existing customers of Confluent Platform, our growth, business, financial condition, and results of operations may be harmed.

We intend to continue investing significantly in Confluent Cloud, and if it fails to achieve further market adoption, our growth, business, results of operations, and financial condition could be harmed.

We intend to continue investing significantly in developing and growing Confluent Cloud as a fully-managed, cloud-native service. We have less experience marketing, determining pricing for, and selling Confluent Cloud. As a result, our shifts in sales strategy focused on customer acquisition for Confluent Cloud could result in near term fluctuations in our financial results as compared to prior periods, particularly if previous Confluent Platform customers shift to Confluent Cloud, given that subscriptions to Confluent Cloud have historically had a lower average price compared to subscriptions to Confluent Platform. Our sales strategy for Confluent Cloud also involves landing customers at low entry points, including starting with our free Confluent Cloud trial and pay-as-you-go, which have no commitments. There can be no assurance that such customers will enter into usage-based minimum commitments with us, expand their existing commitments, or ramp their usage of Confluent Cloud. In addition, there can be no assurance as to the length of time required to attain substantial market adoption of Confluent Cloud, if at all. The growth rate of our Confluent Cloud revenue may also fluctuate over time, including due to the usage-based nature of Confluent Cloud and customer adoption trends. To expand our potential customer and sales pipeline for Confluent Cloud, we will need to increase brand awareness, cultivate relationships with potential customers in key industries and sectors, rapidly convert the sales pipeline into new customers and continue to expand and improve the productivity of our sales and marketing organization. To increase market adoption and expand the customer base for Confluent Cloud, we have also been targeting the commercial customer segment, comprised of small to medium-sized companies, including early-stage companies, as part of our overall sales and marketing strategy for Confluent Cloud. These customers typically demand faster deployment of Confluent Cloud within their organizations and prioritize ease of use. In addition, the sales cycle for these customers is typically shorter, requiring accelerated ramp time of our sales force and higher velocity marketing strategies. We have also historically targeted larger enterprise customers as part of our overall sales and marketing strategy, which we refine from time to time, partly due to the relative size and complexity of such customers and the efforts needed to expand their usage of Confluent Cloud. If we are unsuccessful in these and our other efforts to drive market adoption of and expand the customer base for Confluent Cloud, or if we do so in a way that is not profitable, fails to compete successfully against our current or future competitors, or fails to adequately differentiate Confluent Cloud from open source alternatives, our growth, business, results of operations, and financial condition could be harmed.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition, and results of operations could be harmed.

As usage and adoption of our offering grows, we will need to devote additional resources to improving our offering's capabilities, features, and functionality. In addition, we will need to appropriately scale our internal business operations and our services organization to serve our growing customer base. Any failure of or delay in these efforts could result in impaired product performance and reduced customer satisfaction, resulting in decreased sales to new customers, lower dollar-based net retention rates, or the issuance of service credits or requested refunds, which would hurt our revenue growth and our reputation. Further, any failure in optimizing the costs associated with our third-party cloud services as we scale could negatively impact our gross margins. Our expansion efforts will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies, vulnerabilities or service disruptions as a result of our efforts to scale our internal infrastructure, which may result in extended outages, loss of customer trust, and harm to our reputation. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition, and results of operations.

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

Our platform for data in motion combines and expands upon functionality from numerous traditional product categories, and hence we compete in each of these categories with products from a number of different vendors. Our primary competition, especially on-premise, is internal IT teams that develop data infrastructure software using open source software, including Apache Kafka. Our principal competitors in the cloud are the well-established public cloud providers that compete in their respective clouds. These enterprises are developing and have released managed service offerings for real-time data ingestion and data streaming, such as Azure Event Hubs (Microsoft Corporation), Amazon Kinesis, Amazon MSK, and Google Cloud Pub/Sub and Dataflow. On premise, there are a number of vendors with legacy products that have pivoted into this space including Cloudera Dataflow, TIBCO Messaging, and Red Hat AMQ Streams.

We currently offer Confluent Cloud on the public clouds provided by AWS, Azure, and GCP, which are also some of our primary actual and potential competitors. There is risk that one or more of these public cloud providers could use their respective control of their public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us unfavorable pricing, leverage their public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements compared to similarly situated customers. In addition, if public cloud providers develop a data-in-motion offering that operates across multiple public clouds or on premise, we would face increased competition from these providers. Further, they have the resources to acquire or partner with existing and emerging providers of competing technologies and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide subscriptions and services that compete favorably with those of the public cloud providers.

With the introduction of new technologies, market entrants, and open source alternatives, including those based on Apache Kafka, we expect that the competitive environment will remain intense going forward. Because Apache Kafka is open source and there are few technological barriers to entry into the open source market, it may be relatively easier for competitors, some of which may have greater resources than we have, to enter our markets and develop data-in-motion alternatives based on Apache Kafka. In addition, the data infrastructure market is large and continues to grow rapidly, and our future success will depend in part on differentiating our offering from open source alternatives, including Apache Kafka, and other data-in-motion offerings. If we are unable to sufficiently differentiate our offering from Apache Kafka, other offerings based on or derived from Apache Kafka, or other data-in-motion offerings, we may not be successful in achieving market acceptance of our offering, which would limit our growth and future revenue. Some existing and prospective customers may elect to use certain of our data-in-motion platform functions under free-to-use licenses, which can reduce demand for our offering. Such existing or prospective customers may also have reservations about utilizing proprietary software like our offering and may instead opt to use solely open source software based on the perception that this will lower long-term costs and reduce dependence on third-party vendors. In addition, our existing customers have chosen or could in the future choose to develop similar capabilities in-house and strengthen their use of open source software, rather than continue to purchase our offering.

Some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us. Any trend toward industry consolidation may negatively impact our ability to successfully compete and may impose pressure on us to engage in similar strategic transactions, including acquisitions, which would be costly and may divert management's attention. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. As we look to market and sell our offering and platform capabilities to potential customers with existing solutions, we must convince their internal stakeholders that the capabilities of our offering are superior to their current solutions.

We compete on the basis of a number of factors, including:

- ease of deployment, integration, and use;

- enterprise-grade data in motion;

- the cloud-native capabilities of our offering;

- the ability to operate at scale and offer elasticity, end-to-end security, and reliability;

- the completeness of our offering, including as a complete platform for data in motion, and our ability to offer rich SQL-based stream processing, integrated governance capabilities, and connectors to existing applications and IT and cloud infrastructure;

- the availability of our offering, including in multiple public clouds, and for use in private clouds and in on-premise data centers;

- quality of professional services and customer support;

- price and total cost of ownership;

- flexible pricing, such as pay-as-you-go delivery;

- sales and marketing productivity and expertise;

- brand recognition and reputation; and

- adherence to industry standards and certifications.

Our competitors vary in size and in the breadth and scope of the products offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships and installed customer bases, larger marketing budgets and greater resources than we do. Further, other potential competitors not currently offering competitive solutions may expand their offerings to compete with our offering and platform capabilities, or our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our offering. In addition to product and technology competition, we face pricing competition. Some of our competitors offer their solutions at a lower price, which has resulted in, and may continue to result in, pricing pressures.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our offering to continue to achieve or maintain market acceptance, any of which would harm our business, results of operations, and financial condition.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

- changes in our revenue mix and related changes in revenue recognition;

- changes in actual and anticipated growth rates of our revenue, customers, and key operating metrics;

- strategic shifts in focus on growth versus operating efficiency and profitability;

- fluctuations in demand for or pricing of our offering;

- fluctuations in usage of Confluent Cloud under usage-based minimum commitments and pay-as-you-go arrangements;

- our ability to attract new customers;

- our ability to retain our existing customers, particularly large customers, and secure renewals of subscriptions and usage-based minimum commitments, as well as the timing of customer renewals or non-renewals;

- customer retention rates and the pricing and quantity of subscriptions renewed, as well as our ability to accurately forecast customer expansions and renewals;

- downgrades in customer subscriptions;

- customers and potential customers opting for alternative products, including developing their own in-house solutions or opting to use only the free version of our offering;

- timing and amount of our investments to expand the capacity of our third-party cloud service providers;

- seasonality in sales, customer implementations, results of operations (including Confluent Cloud revenue), and remaining performance obligations, or RPO;

- investments in new offerings, features, and functionality;

- fluctuations or delays in development, release, or adoption of new features and functionality for our offering;

- delays in closing sales, including the timing of renewals, which may result in revenue being pushed into the next quarter, particularly because a large portion of our sales occur toward the end of each quarter;

- fluctuations or delays in purchasing decisions by existing or future customers, including due to geopolitical or economic conditions such as inflation or in anticipation of new offerings or enhancements by us or our competitors;

- changes in customers' budgets and in the timing of their budget cycles and purchasing decisions, including due to macroeconomic factors and currency exchange rate fluctuations;

- our ability to control costs, including hosting costs associated with Confluent Cloud and our operating expenses, and to realize operating efficiencies in connection with the Restructuring Plan;

- the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

- timing of hiring personnel for our research and development and sales and marketing organizations;

- the amount and timing of non-cash expenses, including stock-based compensation expense and other non-cash charges;

- the amount and timing of costs associated with recruiting, educating, and integrating new employees and retaining and motivating existing employees;

- the effects of acquisitions and their integration;

- general geopolitical or economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

- fluctuations in foreign currency exchange rates;

- the impact of new accounting pronouncements;

- changes in revenue recognition policies that impact our subscriptions and services revenue;

- changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;

- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

- health epidemics or pandemics, such as the COVID-19 pandemic;

- changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our offering.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Our revenue mix may result in fluctuations in our results across periods, making it difficult to assess our future growth.

Our revenue mix is varied based on the revenue recognition principles applicable to our offering. We recognize a portion of revenue from sales of subscriptions to Confluent Platform up front when our term-based license is delivered. The remainder, constituting post-contract customer support, maintenance, and upgrades, referred to together as PCS, comprises the substantial majority of the revenue and is recognized ratably over the subscription term. Customers may use Confluent Cloud either without a minimum commitment contract, which we refer to as pay-as-you-go, or on a usage-based minimum commitment contract of at least one year in duration. Pay-as-you-go customers are billed, and revenue from them is recognized, based on usage. Customers with usage-based minimum commitments are billed annually in advance or monthly in arrears, and we recognize revenue from such subscriptions based on usage by the customer. Historically, our Confluent Cloud sales have been individually smaller, with varied usage levels from such customers over time, which may continue as we target the commercial customer segment as part of our sales strategy for Confluent Cloud. However, larger Confluent Cloud sales, including those with terms over one year, may also result in greater variations in usage levels due to the timing and size of those commitments. In addition, we have experienced and expect to continue experiencing an increased contribution from Confluent Cloud to our revenue mix. Macroeconomic impacts have caused, and may continue to cause, longer sales cycles compared to prior periods. As a result, there may be fluctuations in revenue period over period as revenue is dependent on varying patterns of customer consumption and timing of sales of Confluent Platform, which can result in larger upfront revenue recognition upon delivery of the term-based licenses, as well as revenue mix. In addition, we may experience fluctuations in margins as a result of high cloud infrastructure costs resulting from increased Confluent Cloud sales. Future fluctuations in our revenue and results across periods, including due to further changes in our revenue mix, may make it difficult to assess our future growth and performance.

Downturns or upturns in our sales may not be immediately reflected in our financial position and results of operations.

We recognize a significant portion of our revenue ratably over the term of Confluent Platform subscriptions. As a result, any decreases in new subscriptions or renewals in any one period may not immediately be fully reflected as a decrease in revenue for that period but would negatively affect our revenue in future quarters, even though such a decrease would be reflected in certain of our key metrics as of the end of such period, including RPO. This also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period, as revenue is recognized over the term of the subscription. In addition, fluctuations in usage under our usage-based Confluent Cloud offering or monthly subscriptions for our pay-as-you-go offering could affect our revenue on a period-over-period basis. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock would decline substantially, and we could face costly lawsuits, including securities class actions.

Seasonality may cause fluctuations in our sales, results of operations, and remaining performance obligations.

Historically, we have experienced seasonality in RPO and new customer bookings, as we typically sell a higher percentage of subscriptions to new customers and renewal subscriptions with existing customers in the fourth quarter of the year. We believe that this results from the procurement, budgeting and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality will continue to affect our bookings, RPO, and results of operations in the future and might become more pronounced as we continue to target larger enterprise customers.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or to changing customer needs, requirements, or preferences, our offering may become less competitive.

Our ability to attract new users and customers and increase revenue from existing customers depends in large part on our ability to enhance, improve, and differentiate our existing offering, increase adoption and usage of our offering, and introduce new offerings and capabilities. The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. Because the market for our offering is relatively new, it is difficult to predict customer adoption, increased customer usage and demand for our offering, the size and growth rate of this market, the entry of competitive products, or the success of existing competitive products. If we are unable to enhance our offering and keep pace with rapid technological change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently or more securely than our offering, our business, financial condition, and results of operations could be adversely affected.

To remain competitive, we need to continuously modify and enhance our offering to adapt to changes and innovation in existing and new technologies. We expect that we will need to continue to differentiate our data-in-motion platform capabilities, as well as expand and enhance our platform to support a variety of adjacent use cases. This development effort will require significant engineering, sales, and marketing resources. Any failure to effectively offer solutions for these adjacent use cases could reduce customer demand for our offering. Further, our offering must also integrate with a variety of network, hardware, mobile, cloud, and software platforms and technologies, and we need to continuously modify and enhance our offering to adapt to changes and innovation in these technologies. This development effort may require significant investment in engineering, support, marketing, and sales resources, all of which would affect our business and results of operations. Any failure of our offering to operate effectively with widely adopted, future data infrastructure platforms, applications, and technologies would reduce the demand for our offering. If we are unable to respond to evolving customer needs, requirements, or preferences in a cost-effective manner, our offering may become less marketable and less competitive or obsolete, and our business, financial condition, and results of operations could be adversely affected.

The market for our offering may develop more slowly or differently than we expect.

It is difficult to predict customer adoption rates and demand for our offering, the entry of competitive products or the future growth rate and size of the data infrastructure market. The expansion of this market depends on a number of factors, including the cost, performance, and perceived value associated with data infrastructure platforms as an alternative or supplement to legacy systems such as traditional databases, as well as the ability of platforms for data in motion to address heightened data privacy and security concerns. If we have a security incident or third-party cloud service providers experience security incidents, loss of customer data, disruptions in delivery or other similar problems, which is an increasing focus of the public and investors in recent years, the market for products as a whole, including our offering, may be negatively affected. In addition, many of our potential customers have made significant investments in alternative data infrastructure platforms and may be unwilling to invest in new products, such as our offering. If data-in-motion technology does not continue to achieve market acceptance, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data privacy and security concerns, governmental regulation, competing technologies and products, decreases in information technology spending or otherwise, the market for our offering might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition, and results of operations.

The competitive position of our offering depends in part on its ability to operate with third-party products and services, including those of our partners, and if we are not successful in maintaining and expanding the compatibility of our offering with such products and services, our business may be harmed.

The competitive position of our offering depends in part on its ability to operate with products and services of third parties, including software companies, software services, and infrastructure, and our offering must be continuously modified and enhanced to adapt to changes in hardware, software, networking, browser, and database technologies. In the future, one or more technology companies, whether our partners or otherwise, may choose not to support the operation of their software, software services, and infrastructure with our offering, or our offering may not support the capabilities needed to operate with such software, software services, and infrastructure. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support our offering. We intend to facilitate the compatibility of our offering with various third-party software, software services, and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition, and results of operations may be harmed.

If we are unable to successfully manage the growth of our professional services business and improve our margins from these services, our business, financial condition, and results of operations will be harmed.

Our professional services business, which engages with customers to help them in their strategy, architecture, and adoption of a platform for data in motion, has grown as we have scaled our business. We believe our investment in professional services facilitates the adoption of our offering, especially with larger customers. As a result, our sales efforts have focused on marketing our offering to larger customers, rather than the profitability of our professional services business. If we are unable to successfully manage the growth of this business and improve our profit margin from these services, our business, financial condition, and results of operations will be harmed.

We face risks associated with the growth of our business with certain heavily regulated industry verticals.

We market and sell our offering to customers in heavily regulated industry verticals, including the banking and financial services industries. As a result, we face additional regulatory scrutiny, risks, and burdens from the governmental entities and agencies which regulate those industries. Selling to and supporting customers in heavily regulated verticals and expanding in those verticals will continue to require significant resources, and there is no guarantee that such efforts will be successful or beneficial to us. If we are unable to successfully maintain or expand our market share in such verticals, or cost-effectively comply with governmental and regulatory requirements applicable to our activities with customers in such verticals, our business, financial condition, and results of operations may be harmed.

Sales to government entities are subject to a number of challenges and risks.

We sell to U.S. Federal, state, and local government customers, as well as foreign and governmental agency customers, generally through resellers. Sales to such entities, whether direct or indirect, are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Contracting with certain federal government entities or resellers to such entities requires additional compliance from us and our offering, and if we fail to achieve compliance with these standards and requirements, we may be disqualified from selling our offering to such governmental entities, or be at a competitive disadvantage, which would harm our business, operating results, and financial condition. Government contracting requirements may also change and in doing so restrict our ability to sell into the government sector until we have obtained any required government certifications. Further, achieving and maintaining government certifications, such as U.S. Federal Risk and Authorization Management Program (FedRAMP) authorization for Confluent Cloud, may require significant upfront cost, time, and resources. If we do not obtain U.S. FedRAMP authorization for Confluent Cloud, we will not be able to sell Confluent Cloud, directly or indirectly, to certain Federal government and other public sector customers as well as private sector customers that require such certification for their intended use cases, which could harm our growth, business, and results of operations. This may also harm our competitive position against larger enterprises whose competitive offerings are FedRAMP authorized. Further, there can be no assurance that we will secure commitments or contracts with government entities even following such certifications, which could harm our margins, business, financial condition, and results of operations. Government demand and payment for our offering are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offering.

Further, governmental entities or resellers to such entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers. Such entities or resellers may have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition, and results of operations. In addition, compliance with requirements applicable to suppliers to the Federal government, including contractual requirements, regulations, and Executive Orders, may require us to change certain of our operations and involve significant effort and expense, which could harm our margins, business, financial condition, and results of operations. Governments and whistleblowers routinely investigate and audit government contractors' administrative processes and compliance with applicable legal requirements. An unfavorable investigation or audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, suspension or debarment from government contracting, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, including under the False Claims Act, which could adversely affect our results of operations and reputation.

Our customers also include certain non-U.S. governments, to which government procurement law risks similar to those present in U.S. government contracting also apply, particularly in certain emerging markets where our customer base is less established. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Each of these difficulties could harm our business and results of operations.

Acquisitions, strategic investments, joint ventures, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business and culture, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, technologies, or technical know-how that we believe could complement or expand our platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Further, the proceeds we received from the IPO and our convertible notes offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel, or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We may also have difficulty establishing our company values with personnel of acquired companies, which may negatively impact our culture and work environment. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition, and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and sales of our offering. While we have taken steps aimed at improving our operating efficiency, including our recent Restructuring Plan, we cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all, particularly during times of market volatility and general economic instability. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, results of operations, and financial condition. If we incur additional debt, the debt holders, together with holders of our outstanding convertible notes, would have rights senior to holders of common stock to make claims on our assets, and the terms of any future debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, including through future issuances of equity-linked or derivative securities, our existing stockholders could experience further dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and diluting their interests.

Investors' and other stakeholders' expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, customers, employees, and other stakeholders concerning environmental, social and governance matters, or ESG. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

As ESG best practices and reporting standards continue to develop, we may incur increasing costs relating to ESG monitoring and reporting and complying with ESG initiatives. For example, the SEC has recently proposed climate change and ESG reporting requirements, which, if approved, would increase our compliance costs. We may also face greater costs to comply with new ESG standards or initiatives in the European Union. In 2022, we published our first ESG Report, which describes the measurement of our greenhouse gas emissions for 2021 and our efforts to achieve carbon neutrality. In addition, our ESG Report provides highlights of how we are supporting our global workforce and our governance practices. Our disclosures on these matters, or a failure to meet evolving stakeholder expectations for ESG practices and reporting, may potentially harm our reputation and customer relationships. Due to new regulatory standards and market standards, certain new or existing customers, particularly those in the European Union, may impose stricter ESG guidelines or mandates for, and may scrutinize relationships more closely with, their counterparties, including us, which may lengthen sales cycles or increase our costs.

Furthermore, if our competitors' ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives or goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, customers, employees and other stakeholders or our initiatives are not executed as planned, our business, financial condition, results of operations, and prospects could be adversely affected.

The COVID-19 pandemic has had, and could in the future have, an adverse impact on our business, operations, and the markets and communities in which we, our partners, and customers operate.

The COVID-19 pandemic has caused disruptions to our business operations, and could have an adverse impact on our business and operations in the future. The extent of the impact of the COVID-19 pandemic on our customers and our customers' evolving response to the COVID-19 pandemic is difficult to assess or predict, and we may be unable to accurately forecast our revenues or financial results. Our results of operations could be materially above or below our forecasts, which could adversely affect our results of operations, disappoint analysts and investors, and/or cause our stock price to decline.

Starting in March 2020, we temporarily required employees to work remotely, and we suspended most travel by our employees. We implemented a vaccine mandate for our U.S. employees, where permissible with local, state and federal laws, and most of our employees have the flexibility to work remotely with our "remote first" work policy, which we announced in late 2021 and continue to maintain. For activities that may be conducted remotely, there is no guarantee that we will be as effective while working remotely. Because our team is dispersed, some employees have experienced, and may continue to experience, less capacity to work due to increased personal obligations (such as childcare, eldercare, or caring for family who become sick). Decreased effectiveness and availability of our team could adversely affect our results due to slow-downs in our sales cycles and recruiting and onboarding efforts, delays in our entry into customer contracts, delays in addressing performance issues, delays in product development, delays and inefficiencies among various operational aspects of our business, including our financial organization, or other decreases in productivity that could seriously harm our business. While these actions caused minor disruptions in our business and operations to date, such actions and any future similar actions could impact our competitive positioning, ability to attract and retain customers, and our growth, business, and revenue.

The global impact of the COVID-19 pandemic continues to evolve, and we will continue to monitor the situation closely. The ultimate impact of the COVID-19 pandemic, a similar health epidemic or other global health emergency, is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, operations, ability to access capital, or the global economy as a whole, including due to future waves of outbreak or new variant strains of the virus which may require re-closures or other preventative measures. While the spread of COVID-19 may be contained or mitigated, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur, or that the global economy will recover, either of which could harm our business.

Risks Related to Cybersecurity

If we, or third parties upon which we rely, experience a security incident comprising the confidentiality, integrity, or availability of our information technology, software, services, communications, or data, we could experience adverse consequences resulting from such compromise, including but not limited to, reputational harm, a reduction in the demand for our offering, regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, or other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, may process sensitive data, which may include personal information and our or our customers' or other third parties' sensitive, proprietary, and confidential information. As a result, we and the third parties upon which we rely, face a variety of evolving threats, which could cause security incidents. Security incidents that compromise the confidentiality, integrity, and availability of this information could result from cyber-attacks, computer viruses (such as worms, spyware, or other malware), social engineering (including phishing), ransomware, supply chain attacks, denial of service attacks, credential harvesting or stuffing, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, including personnel who have authorized access to our systems and/or information, and security vulnerabilities in the software or systems on which we rely, including third-party systems. In particular, severe ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of information and income, reputational harm, and diversion of funds. In addition, if our personnel access authorization policies for our systems and/or information are too permissive, we may be subject to heightened risk of security incidents due to errors or malfeasance from our personnel. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Some threat actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

Additionally, due to the ongoing COVID-19 pandemic, certain functional areas of our workforce remain in a remote work environment and outside of our corporate network security protection boundaries, which imposes additional risks to our business, including increased risk of industrial espionage, phishing, and other cybersecurity attacks, including those that are state-sponsored or politically motivated, and unauthorized access to or dissemination of sensitive, proprietary, or confidential information. Future acquisitions could also expose us to additional cybersecurity risks and vulnerabilities from any newly acquired information technology infrastructure.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third parties to operate our critical business systems and process the sensitive, proprietary, and confidential information that we own, process, or control, including customer information and proprietary data and information, including source code. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their data privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Cybercrime and hacking techniques are constantly evolving, and we or third parties who we work with may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. These risks are likely to increase as we continue to grow and process, control, store, and transmit increasingly large amounts of data.

While we have taken steps designed to protect the confidentiality, integrity, and availability of our systems and the sensitive, proprietary, and confidential information that we own, process, or control, our security measures or those of our third-party vendors may not be able to anticipate or implement effective preventive and remedial measures against all data privacy and security threats. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. For example, we and our third-party providers have been and may in the future be compromised by the aforementioned or similar threats, and result in unauthorized, unlawful, or accidental processing of our information, or vulnerabilities in the products or systems upon which we rely. For example, beginning in January 2021, a malicious third party gained unauthorized access to a third-party vendor, Codecov, that provides a software code testing tool, potentially affecting more than a thousand of Codecov's customers, or Codecov Breach. In April 2021, we were notified that we had been impacted by the Codecov Breach. Through our investigations, we determined that the attackers leveraged a vulnerability in Codecov's software to gain access to credentials in our development environment, and thereby obtained unauthorized read-only access to, and copied to overseas IP addresses, the private Github repositories containing our source code and certain internal-use documents containing references to certain customers and other customer-related attributes. Upon learning of the breach, we took action to revoke Codecov's access and discontinued our use of the Codecov service, rotated all of our credentials identified as exposed by the Codecov Breach to prevent further unauthorized access, enhanced monitoring of our environment, and engaged a third-party forensics firm to assist in our investigation, response, and impact mitigation. We did not find any evidence of access to any customer data sent through or stored in our products, nor did we find any evidence that the attackers modified any of our source code or uploaded any malware or any other malicious code to our system. However, the full extent of the impact of this incident on our operations, products, or services may not be known for some time, and we cannot assure you that there will be no further impact in the future. This incident or any future incidents relating to the Codecov Breach could result in the use of exfiltrated source code to attempt to identify vulnerabilities in our offering, future ransomware or social engineering attacks, reduced market acceptance of our offering, injury to our reputation and brand, legal claims against us, and the diversion of our resources.

In addition, we do not control the content that our customers transmit, process, and maintain using our offering. If our customers use our offering for the transmission or storage of personal information and our security measures are, or are believed to have been, breached, our business may suffer, and we could incur significant liability.

If we, or a third party upon whom we rely, experience a security incident that results in the compromise of the confidentiality, integrity, or availability of our systems or the sensitive, proprietary, or confidential information that we own, process, or control, or the perception that one has occurred, this could result in a loss of customer confidence in the security of our platform and damage to our brand, reduce the demand for our offering, disrupt business operations, result in the exfiltration of proprietary data and information, including source code, require us to spend material resources to investigate or correct the incident and to prevent future security incidents, expose us to legal liabilities, including litigation, regulatory enforcement (including investigations, fines, penalties, audits, and inspections), additional oversight, restrictions or bans on processing personal information, indemnity obligations, claims by our customers or other relevant parties that we have failed to comply with contractual obligations to implement specified security measures, and adversely affect our business, financial condition, and results of operations.

We cannot assure you that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from such liabilities or damages. Applicable data privacy and security obligations may also require us to notify relevant stakeholders of security incidents. Such notifications are costly, and the notifications or the failure to comply with such requirements could lead to material adverse impacts such as negative publicity, loss of customer confidence in our services or security measures, investigations, and private or government claims.

Additionally, we cannot be certain that our insurance coverage will be adequate or otherwise protect us with respect to claims, expenses, fines, penalties, business loss, data loss, litigation, regulatory actions, or other impacts arising out of security incidents, particularly if we experience an event that impacts multiple customers, that such coverage will continue to be available on acceptable terms or at all, or that such coverage will pay future claims. Any of these results could adversely affect our business, financial condition, and results of operations.

Real or perceived errors, failures, bugs, or defects in our offering could adversely affect our reputation and harm our business.

Our offering and platform for data in motion are complex and, like all software, may contain undetected defects or errors. We are continuing to evolve the features and functionality of our data-in-motion platform through updates and enhancements, and as we do so, we may introduce additional defects or errors that may not be detected until after deployment by our customers. In addition, if our platform is not implemented or used correctly or as intended, inadequate performance and disruptions in service may result. Moreover, if we acquire companies or integrate into our platform technologies developed by third parties, we may encounter difficulty in incorporating the newly-obtained technologies into our platform and maintaining the quality standards that are consistent with our reputation. Since our customers use our platform for data in motion for important aspects of their business, any actual or perceived errors, defects, bugs, or other performance problems could damage our customers' businesses. Any defects or errors in our data-in-motion platform, or the perception of such defects or errors, could result in a loss of, or delay in, market acceptance of our offering, loss of existing or potential customers, and delayed or lost revenue and could damage our reputation and our ability to convince enterprise users of the benefits of our offering.

In addition, errors in our data-in-motion platform could cause system failures, loss of data or other adverse effects for our customers that may assert warranty and other claims for substantial damages against us. Although our agreements with our customers typically contain provisions that seek to limit our exposure to such claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. While we seek to insure against these types of claims, our insurance policies may not adequately limit our exposure to such claims. These claims, even if unsuccessful, could be costly and time consuming to defend and could harm our business, financial condition, results of operations, and cash flows.

Interruptions or performance problems associated with our offering may adversely affect our business, financial condition, and results of operations.

Our continued growth depends in part on our ability to provide a consistently reliable platform for data in motion. If we are unable to do so due to vulnerabilities in programming, coding errors, outages caused by our platform's complexity or scale or due to disruptions in cloud services, or because the systems complexity and scale result in extended outages, we may experience a loss of customers, lost or delayed market acceptance of our offering, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources.

It may become increasingly difficult to maintain and improve the performance of Confluent Cloud as our customer base grows and Confluent Cloud becomes more complex. We may experience disruptions, outages, and other performance problems in Confluent Cloud due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, denial of service attacks, issues with third-party cloud hosting providers, or other security-related incidents. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations may be adversely affected.

We are subject to increasingly stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies, and other requirements related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, or otherwise harm our business.

In the ordinary course of our business, we collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share, and process sensitive, proprietary, confidential, and regulated information, including personal information, trade secrets, intellectual property, and other business information, that belongs to us or that we may handle on behalf of others such as our customers. As such, we, our customers, and third parties upon which we rely, are subject to numerous evolving and increasingly stringent foreign and domestic laws and requirements relating to data privacy and security that are increasing the cost and complexity of operating our business. These requirements may also include regulations, guidance, industry standards, policies, contractual obligations, external and internal policies and procedures, and other obligations related to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal information privacy laws, health information privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act, or CCPA, imposes several obligations on covered businesses, including requiring specific disclosures in privacy notices related to a business's collection, use, and sharing of personal information, implementing new operational practices, and honoring requests from California residents to exercise certain privacy rights related to their personal information. The CCPA contains civil potential penalties for noncompliance of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020, or CPRA, which became effective January 1, 2023, expands the CCPA's requirements including by applying to personal information of business representatives and employees and establishing a new California Privacy Protection Agency to implement and enforce the law. Other states, such as Virginia and Colorado, have also passed comprehensive data privacy and security laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely. Additionally, pursuant to various data privacy and security laws and other obligations, we may be required to obtain certain consents to process personal information. Our inability or failure to do so could result in adverse consequences.

Foreign laws relating to data privacy and security are also undergoing a period of rapid change and have become more stringent in recent years. For example, the General Data Protection Regulation, or EU GDPR, applies in the European Union, or EU, and by virtue of section 3 of the European Union (Withdrawal) Act 2018, the United Kingdom GDPR, or UK GDPR, applies in the UK. Under the EU GDPR, noncompliant companies face fines of up to the greater of 20 million Euros or 4% of their global annual revenues for major violations and up to the greater of £17.5m or up to 4% of annual global revenues in respect of the UK GDPR. In addition to the foregoing, a breach of the EU GDPR or UK GDPR could result in regulatory investigations, reputational damage, potential bans on processing of personal information, private litigation, and/or other corrective action, such as class actions brought by classes of data subjects or by consumer protection organizations authorized at law to represent their interests. Laws in EU member states and the UK also impose restrictions on direct marketing communications and the use of cookies and similar technologies online, and a new regulation proposed in the EU called the e-Privacy Regulation may make such restrictions more stringent.

Furthermore, European data privacy and security laws, including the EU GDPR, generally restrict the transfer of personal information from Europe to countries outside the European Economic Area, or EEA, such as the United States, that are not considered by the European Commission to provide an adequate level of data protection. In addition, Swiss and UK laws contain similar data transfer restrictions as the EU GDPR. The European Commission recently released guidance on Standard Contractual Clauses, a mechanism to transfer data outside of the EEA, which imposes additional obligations to carry out cross-border data transfers. Although there are currently various mechanisms available to transfer data from these jurisdictions, there remains some uncertainty regarding the future of these cross-border data transfers. Countries outside of Europe have enacted or are considering similar cross-border data transfer restrictions and laws requiring local data residency and restricting cross-border data transfer, which could increase the cost and complexity of doing business. If we cannot implement a valid mechanism for cross-border personal information transfers, we may face increased risk of regulatory actions, penalties, and data processing restrictions or bans. These evolving requirements may also result in reduced demand for our services and require us to increase our data processing capabilities and other operations in Europe at significant expense.

Data privacy and security laws are also becoming more stringent beyond Europe. For example, in Canada, the Personal Information Protection and Electronic Documents Act, and various related provincial laws, as well as Canada's Anti-Spam Legislation, may apply to our operations. We also target customers in Asia and have operations in China, Japan, and Singapore and may be subject to new and emerging data privacy and security regimes in Asia, including China's Personal Information Protection Law, Japan's Act on the Protection of Personal Information, and Singapore's Personal Data Protection Act.

We may also be bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, data privacy laws including the GDPR and CCPA increasingly require companies to impose specific contractual restrictions on their service providers or processors. In addition, customers that may use certain of our offerings to process protected health information may require us to sign business associate agreements that subject us to the data privacy and security requirements under the U.S. Health Insurance Portability and Accountability Act of 1996 and the U.S. Health Information Technology for Economic and Clinical Health Act, or HIPAA, as well as state laws that govern the data privacy and security of health information. Our customers' increasing data privacy and security requirements also increase the cost and complexity of ensuring that the third parties we rely on to operate our business and deliver our services can meet these standards. If we or our vendors are unable to meet our customers' demands or comply with the increasingly stringent legal or contractual requirements they impose on us relating to data privacy and security, including requirements based on updated Standard Contractual Clauses, we may face increased legal liability, customer contract terminations and reduced demand for our services.

Finally, we may publish privacy policies, marketing material, and other documentation or statements regarding our collection, use, disclosure, and other processing of personal information. Although we endeavor to adhere to these policies, statements, and documentation, we, and the third parties on which we rely, may at times fail to do so or may be perceived to have failed to do so. Such failures could subject us to regulatory enforcement action as well as costly legal claims by affected individuals or our customers.

The number and scope of obligations related to data privacy and security are quickly changing. Preparing for and attempting to comply with these obligations requires significant resources and, potentially, changes to our technologies, systems, and practices and those of any third parties that process personal data on our behalf. We strive to comply with applicable data privacy and security laws and requirements, but we cannot fully determine the impact that current or future such laws and requirements may have on our business or operations. Such laws or requirements may be inconsistent from one jurisdiction to another, subject to differing interpretations, and courts or regulators may deem our efforts to comply as insufficient. If we, or the third parties we rely on to operate our business and deliver our services, fail to comply, or are perceived as failing to comply, with our legal or contractual obligations relating to data privacy and security, or our policies and documentation relating to personal information, we could face governmental enforcement action; litigation with our customers, individuals or others; fines and civil or criminal penalties for us or company officials; obligations to cease offering our services or to substantially modify them in ways that make them less effective in certain jurisdictions; negative publicity and harm to our brand and reputation; and reduced overall demand for our services. Such developments could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Sales and Marketing Efforts and Brand

Failure to effectively develop and expand our sales and marketing capabilities or improve the productivity of our sales and marketing organization could harm our ability to expand our potential customer and sales pipeline, increase our customer base, and achieve broader market acceptance of our offering.

Our ability to increase our customer base, achieve broader market adoption and acceptance of our offering, and expand our potential customer and sales pipeline and brand awareness will depend to a significant extent on our ability to expand and improve the productivity and effectiveness of our sales and marketing organization. We plan to continue expanding our direct sales force, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs, including to decrease the time required for our sales personnel to achieve desired productivity levels. Historically, newly hired sales personnel have needed several quarters to achieve desired productivity levels. While our recent Restructuring Plan is expected to streamline sales and marketing spend, we expect to continue investing significant financial and other resources in our sales and marketing efforts, which will result in increased costs and impact our margins and results of operations. Our revenue growth rate, business, and results of operations have from time to time been harmed and may in the future be harmed if our sales and marketing efforts fail to successfully expand our potential customer and sales pipeline and existing customer engagement with our offering, including through increasing brand awareness, new customer acquisition, and market adoption of our offering, particularly for Confluent Cloud. In addition, we may not achieve anticipated revenue growth from investing in our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time or at all, or if our sales and marketing programs are not effective.

If we fail to maintain and enhance our brand, including among developers, our ability to expand our customer base will be impaired and our business, financial condition, and results of operations may suffer.

We believe that maintaining and enhancing the Confluent brand, including among developers, is important to support the marketing and sale of our existing and future offerings to new customers and expansion of sales to existing customers. We believe that the importance of brand recognition will increase as competition in our market increases. In particular, we believe that enhancing the Confluent brand will be critical to the growth and market adoption and acceptance of Confluent Cloud due to the presence of open source alternatives, competing large public cloud providers with widespread name recognition, such as AWS, Azure, and GCP, and other data infrastructure platforms. Software developers, including those within our customers' IT departments, are often familiar with our underlying technology and value proposition. We rely on their continued adoption of our offering to evangelize on our behalf within their organizations and increase reach and mindshare within the developer community. Actions that we have taken in the past or may take in the future with respect to Apache Kafka or our community license, including the development and growth of our proprietary offering, may be perceived negatively by the developer community and harm our reputation. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to continue to develop new functionality and use cases, our ability to successfully differentiate our offering and its capabilities from competitive products, including open source alternatives, and our ability to increase our reach and mindshare in the developer community. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition, and results of operations may suffer.

We have a limited history with pricing models for our offering, and we may need to adjust the pricing terms of our offering, which could have an adverse effect on our revenue and results of operations.

We have limited experience with respect to determining the optimal prices for our offering, and, in particular, we have limited experience pricing our offering under economic conditions characterized by high inflation or in recessionary or uncertain economic environments. We have changed our pricing model from time to time and expect to continue to do so in the future. For example, in late 2019, we transitioned the primary purchase model for Confluent Cloud from a defined configuration paid annually in advance to a model based on actual monthly usage and committed annual spend. We also expect to continue providing additional features and functionality for our offering as we work toward expanding applications and use cases for our offering, which will require us to continuously evaluate optimal pricing for our offering. If we do not optimally adjust pricing for our offering, our revenue and margins as well as future customer acquisitions may be negatively impacted. As the markets for our offering mature, as macroeconomic conditions evolve, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or on the same terms. Moreover, enterprise customers may demand greater price concessions, or we may be unable to increase prices to offset increases in costs, including hosting costs associated with Confluent Cloud and increases related to inflationary pressures. However, our historical data and operating experience may be insufficient to adequately inform our future pricing strategies for changing market environments. As a result, in the future we may be required to reduce our prices or increase our discounting, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.

Sales to enterprise customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

As of December 31, 2022 and December 31, 2021, we had 991 customers and 734 customers with $100,000 or greater in ARR, respectively. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics" for a description of ARR. Sales to enterprise customers and large organizations involve risks that may not be present or that are present to a lesser extent with sales to smaller customers, including the commercial customer segment. These risks include longer sales cycles, more complex customer requirements, substantial upfront sales costs and less predictability in completing some of our sales. For example, enterprise customers may require considerable time to evaluate and test our offering and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our offering, the discretionary nature of purchasing and budget cycles, macroeconomic uncertainty and challenges and resulting increased IT spending scrutiny, heightened security and data privacy requirements, and the competitive nature of evaluation and purchasing approval processes. Since the process for deployment, configuration and management of our offering is complex, we are also often required to invest significant time and other resources to train and familiarize potential customers with our offering. Customers may engage in extensive evaluation, testing, and quality assurance work before making a purchase commitment, which increases our upfront investment in sales, marketing, and deployment efforts, with no guarantee that these customers will make a purchase or increase the scope of their subscriptions. In certain circumstances, an enterprise customer's decision to use our offering may be an organization-wide decision, and therefore, these types of sales require us to provide greater levels of education regarding the use and benefits of our offering. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, has varied, and may continue to vary, significantly from customer to customer, with sales to large enterprises and organizations typically taking longer to complete. Moreover, large enterprise customers often begin to deploy our offering on a limited basis but nevertheless demand configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our offering widely enough across their organization to justify our substantial upfront investment.

Given these factors, it is difficult to predict whether and when a sale will be completed and when revenue from a sale will be recognized due to the variety of ways in which customers may purchase our offering. This may result in lower than expected revenue in any given period, which would have an adverse effect on our business, results of operations, and financial condition.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including due to the risks described in this Annual Report. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offering at all or generate any particular level of revenue for us.

Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform for data in motion and those of our competitors. Even if the market in which we compete meets our size estimates and growth forecasts, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Risks Related to Our Customers

If we are unable to attract new customers or expand our potential customer and sales pipeline, our business, financial condition, and results of operations will be adversely affected.

To increase our revenue, we must continue to generate market acceptance of our brand and attract new customers and expand our potential customer and sales pipeline. Our success will depend to a substantial extent on the widespread adoption of our offering as an alternative to competing solutions, including open source alternatives. In addition, as our market matures, our offering evolves, and competitors introduce lower cost or differentiated products that compete with our offering, our ability to sell our offering could be impaired. Similarly, our sales efforts could be adversely impacted if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our offering or if they prefer to purchase competing products that are bundled together with other types of products, such as data infrastructure platforms offered by public cloud providers. Our existing sales and marketing strategies for new customer acquisition may also be unsuccessful. For example, we offer free, limited evaluation and developer usage of Confluent Platform and free introductory usage of Confluent Cloud to encourage awareness, usage, familiarity, and adoption, and a pay-as-you-go arrangement for Confluent Cloud without minimum usage commitments. If we are unable to successfully convert these free users into paying customers, or convert pay-as-you-go customers into customers with usage-based minimum commitments, we will not realize the intended benefits of this marketing and adoption strategy. As a result of these and other factors, we may be unable to attract new customers or expand our potential customer and sales pipeline, which may have an adverse effect on our business, financial condition, and results of operations.

Our business depends on our existing customers renewing their subscriptions and usage-based minimum commitments, purchasing additional subscriptions and usage-based minimum commitments, and expanding their use of our offering.

Our future success depends in part on our ability to expand our customers' use of our offering into additional use cases, our customers renewing their subscriptions and usage-based minimum commitments, and our ability to develop our offering for additional use cases and applications. The terms of our subscriptions and usage-based minimum commitments are primarily one year in duration. Our customers have no obligation to renew after the expiration of the applicable term. In order for us to maintain or improve our results of operations, it is important that our customers enter into relationships with us that increase in value over time, and renew and expand their subscriptions with us, including through the use of our offering for additional use cases and applications. Although we seek to increase our revenue through expanded use of our offering by customers in additional use cases, we may not be successful in such efforts. Our dollar-based net retention rate has historically declined or fluctuated, and may further decline or fluctuate, as a result of a number of factors, including loss of one or more customers, the timing and size of any such losses, business strength or weakness of our customers, customer usage of our offering, customer satisfaction with the capabilities of our offering and our level of customer support, our prices, the capabilities and prices of competing products, decisions by customers to use open source alternatives, mergers and acquisitions affecting our customer base, the effects of global economic conditions, including increased interest rates and inflation, currency exchange rate fluctuations, or reductions in our customers' spending on IT solutions or their spending levels generally. In addition, as some customers transition from Confluent Platform to Confluent Cloud, our dollar-based net retention rate may decline or fluctuate, at least in the short term, as those customers replace subscriptions to Confluent Platform with usage-based minimum commitments. Historically, some of our customers have elected not to renew their subscriptions with us for a variety of reasons, including as a result of competing products, internally developed or managed solutions, including those based on Apache Kafka or other open source alternatives, mergers and acquisitions of our customers, and global economic conditions. These factors may also be exacerbated if our customer base of larger enterprises continues to grow, which may require increasingly sophisticated and costly sales efforts, if large enterprises further develop internal capabilities, and if a recessionary or uncertain economic environment negatively impacts our customer base's information technology budgets. In addition, a strengthening of the U.S. dollar could increase the real cost of our offering to our customers outside of the United States, which could result in loss of customers or reduced usage of our offering. If our customers do not renew their subscriptions and/or usage-based minimum commitments, expand their use of our offering, and purchase additional products from us, our revenue may decline and our business, financial condition, and results of operations may be harmed.

If we or any of our partners fail to offer high-quality support, our reputation could suffer.

Our customers rely on our or our channel partners' support personnel to resolve issues and realize the full benefits that our offering provides. High-quality support is also important for the continuation and expansion of our relationships with existing customers. The importance of these support functions will increase as we expand our business and pursue new customers. In certain cases when we provide our offering for sale by channel partners as part of their value-added offerings, our partners may be responsible for providing support and support personnel for our customers. We often have limited to no control or visibility in such cases. If we or such partners do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our sales to existing and new customers could suffer, and our reputation with existing or potential customers could suffer.

Incorrect implementation or use of our offering, or our customers' failure to update Confluent Platform, could result in customer dissatisfaction and negatively affect our reputation, business, operations, financial results, and growth prospects.

Our offering is often used for and within large scale, complex IT environments. Our customers and some partners require education and experience in the proper use of and the benefits that can be derived from our offering to maximize their potential. If users of our offering do not implement, use, or update our offering correctly or as intended, then inadequate performance and/or security vulnerabilities may result. Because our customers rely on our offering to manage a wide range of operations, the incorrect implementation or use of our offering, or our self-managed customers' failure to update Confluent Platform, or our failure to train customers on how to use our offering productively may result in customer dissatisfaction, and negative publicity, and may adversely affect our reputation and brand. Our failure to effectively provide education and implementation services to our customers could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, which would adversely affect our business and growth prospects.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation, or other violation of intellectual property rights, data protection, and other losses.

Certain of our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, compliance with laws, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements, or other contractual obligations. From time to time, our customers and other third parties have requested, and may in the future request, us to indemnify them for such claims or liabilities. In certain circumstances, our agreements provide for uncapped indemnity liability for certain intellectual property infringement claims. Large indemnity payments could harm our business, financial condition, and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of or modify certain functions of our offering as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our subscriptions and services and adversely affect our business, financial condition, and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging unauthorized access to or disclosure of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

We typically provide service-level commitments under our customer agreements. If we fail to meet these commitments, we could face customer terminations, a reduction in renewals, and damage to our reputation, which would lower our revenue and harm our business, financial condition, and results of operations.

Our agreements with our customers contain uptime and response service-level commitments. If we fail to meet these commitments, we could face customer terminations or a reduction in renewals, which could significantly affect both our current and future revenue. Any service-level commitment failures could also damage our reputation. In addition, if we are unable to meet the stated uptime requirements described in our Confluent Cloud agreements, we may be contractually obligated to provide these customers with service credits, which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied. Any of these outcomes or failures could also adversely affect our business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

We use third-party open source software in our offering, which could negatively affect our ability to sell our offering or subject us to litigation or other actions.

We use third-party open source software in our offering, most significantly Apache Kafka, and we expect to continue to incorporate such open source software in our offering in the future. Many open source software licenses, including the Apache License, Version 2.0, state that any work of authorship licensed under it may be reproduced and distributed provided that certain conditions are met. However, we may be subject to suits by parties claiming ownership rights in what we believe to be permissively licensed open source software or claiming non-compliance with the applicable open source licensing terms. It is possible that a court would hold the Apache License, Version 2.0 to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under it. Any ruling by a court that this license is not enforceable, or that open source components of our offering may not be reproduced or distributed, may negatively impact our distribution or development of all or a portion of our offering.

In addition, some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that is inconsistent with our applicable policies, or that exposes us to claims of non-compliance with the terms of their licenses, including claims of intellectual property rights infringement or breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide guidance of their proper legal interpretations. From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their offerings, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits or threats of lawsuits by parties claiming ownership rights in what we believe to be permissively licensed open source software. Resulting litigation could be costly for us to defend and harm our reputation, business, financial condition, and results of operations. If our activities were determined to be out of compliance with the terms of any applicable "copyleft" open source licenses, we may be required to publicly release certain portions of our proprietary source code for no cost, we could face an injunction for our offering, and we could also be required to expend substantial time and resources to re-engineer some or all of our software.

We also regularly contribute source code under open source licenses and have made some of our own software available under open source or source-available licenses, and we include third-party open source software in our offering. Because the source code for any software we contribute to open source projects, including Apache Kafka, or distribute under open source or source-available licenses is publicly available, our ability to protect our intellectual property rights with respect to such source code may be limited or lost entirely, and we may be limited in our ability to prevent our competitors or others from using such contributed source code. While we have policies in place that govern such submissions, there is a risk that employees may submit proprietary source code or source code embodying our intellectual property, in either case, not intended to be distributed in such a manner, to such open source projects. In addition, the use of third-party open source software may expose us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may publicize vulnerabilities or otherwise make it easier for hackers and other third parties to determine how to compromise our platform or the systems of our customers who are running our offering. Any of the foregoing could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

Our offering has evolved from Apache Kafka and other open source software, which are widely available, and therefore, we do not own the exclusive rights to the use of Apache Kafka and other open source software, nor are we able to control the evolution, enhancement, and maintenance of Apache Kafka and other open source software.

The technology underlying our offering has evolved from certain open source software, such as Apache Kafka, and as a result we cannot exclude other companies from adopting and modifying certain common elements of our software and that of such open source software. With open source software, competitors can also develop competing products without the amount of overhead and lead time required for traditional proprietary software development. In addition, if competing products are also based on or compatible with Apache Kafka, existing customers may also be able to easily transfer their applications to competing products. Competitors with greater resources than ours or members of the Apache Kafka community may create similar or superior offerings, or modify Apache Kafka with different, superior features, and could make such products available to the public free of charge. Our competitors or members of the open source community may also develop a new open source project or a closed-source proprietary product that is similar to and superior to Apache Kafka in terms of features or performance, in turn gaining popularity or replacing Apache Kafka as the new standard for data-in-motion technology among developers and other users. As a result, the future of Apache Kafka and other open source software could change dramatically and such change in trajectory, use and acceptance in the marketplace and resulting competitive pressure could result in reductions in the prices we charge for our offering, loss of market share, and adversely affect our business operations and financial outlook. Additionally, the development and growth of our proprietary offering may result in the perception within the open source community of a diminution of our commitment to Apache Kafka and other open source platforms. Such perceptions may negatively affect our reputation within the developer community, which may adversely affect market acceptance and future sales of our offering.

Any failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including our proprietary technology, know-how, and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, service marks, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical products, services, or technologies. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or litigation.

We have a limited patent portfolio. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, our issued patents or any patents issued from future patent applications or licensed to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or offerings. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or offerings. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our offering and use information that we regard as proprietary to create products that compete with ours. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our offering is available.

The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, or required to rebrand our offering or prevented from selling our offering if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our offering and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offering and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach. Additionally, as a result of the Codecov Breach, certain of our proprietary data and information, including source code, was exfiltrated. This and any future similar incidents may lead to unauthorized use of our intellectual property rights by third parties. Third parties with access to our exfiltrated source code may also glean insights into our proprietary architecture by examining structural elements of the source code. Due to the nature of this incident, our ability to enforce our rights against such unauthorized users may be limited or not possible.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect such rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our offering and platform capabilities, impair the functionality of our offering and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our offering, or injure our reputation.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

Our success depends, in part, on our ability to develop and commercialize our offering without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our offering is infringing, misappropriating or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation or violation. Lawsuits are time-consuming and expensive to resolve, and they divert management's time and attention. The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patent applications may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our offering or cease business activities related to such intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using offerings that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

- make substantial payments for legal fees, settlement payments, or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign the allegedly infringing offerings to avoid infringement, misappropriation or violation, which could be costly, time-consuming, or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our platform for data in motion and our offering grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

Risks Related to Our Dependence on Third Parties

We rely on third-party providers of cloud-based infrastructure to host Confluent Cloud. Any failure to adapt our offering to evolving network architecture technology, disruption in the operations of these third-party providers, limitations on capacity or use of features, or interference with our use could adversely affect our business, financial condition, and results of operations.

We outsource all of the infrastructure relating to Confluent Cloud to AWS, Azure, and GCP, as selected by our customers. Customers of our Confluent Cloud service need to be able to access our service at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Our Confluent Cloud service depends on the ability of the cloud infrastructure hosted by these third-party providers to allow for our customers' configuration, architecture, features, and interconnection specifications, as well as secure the information stored in these virtual data centers, which is transmitted through third-party internet service providers. Any limitation on the capacity of our third-party hosting providers, including due to technical failures, natural disasters, fraud, or security attacks, could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, and results of operations. In addition, our third-party cloud service providers run their own platforms that we access, and we are, therefore, vulnerable to service interruptions at these providers. Any incident affecting our providers' infrastructure, including any incident that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, and other similar events beyond our control could negatively affect our Confluent Cloud service. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. A prolonged service disruption affecting our service for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party cloud services we use. Features and functionality for Confluent Cloud may also not be available on the same basis or at all on one or more infrastructure platforms, which may hinder adoption of Confluent Cloud, reduce usage, and harm our brand, business, and results of operations. Additionally, such third-party providers either have, or may develop competing products to Confluent Cloud, which may impact our ability to partner with them effectively. Any of the above circumstances or events may harm our reputation, cause customers to stop using our products, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, and otherwise harm our business, results of operations, and financial condition.

In the event that our service agreements with our third-party cloud service providers are terminated or amended, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, access to Confluent Cloud could be interrupted and result in significant delays and additional expense as we arrange or create new facilities and services or re-architect our Confluent Cloud service for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition, and results of operations. To the extent that we do not effectively anticipate capacity demands, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and results of operations may be adversely affected.

If we are unable to develop and maintain successful relationships with partners to distribute our products and generate sales opportunities, our business, results of operations, and financial condition could be harmed.

We have established, and intend to continue seeking opportunities for, partnership arrangements with certain channel partners to distribute our products and generate sales opportunities, particularly internationally. We believe that continued growth in our business is dependent upon identifying, developing, and maintaining strategic relationships with our existing and potential channel partners that can drive revenue growth in more geographies and market segments, particularly for government customers, and provide additional features and functionality to our customers. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our products. As our channel partnerships come to an end or terminate, we may be unable to renew or replace them on comparable terms, or at all. In addition, winding down channel partnerships can result in additional costs, litigation, and negative publicity. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently distributing and deploying our products, our business, results of operations, and financial condition could be harmed. When we enter into channel partnerships, our partners may be required to undertake some portion of sales, marketing, implementation services, engineering services, support services, or software configuration that we would otherwise provide, including due to regulatory constraints. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement and our ability to influence, or have visibility into, the sales, marketing, and related efforts of our partners may be limited. Further, if our channel partners do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be harmed.

We depend and rely on SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including enterprise resource planning, order management, billing, project management, human resources, technical support, and accounting and other operational activities. If these services become unavailable due to extended outages, interruptions or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our offering and supporting our customers could be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could adversely affect our business and results of operations.

Risks Related to Our Employees and Culture

We rely on the performance of highly skilled personnel, including senior management and our engineering, services, sales and technology professionals. If we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business will be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management team, particularly Jay Kreps, our Chief Executive Officer and co-founder, as well as our other key employees in the areas of research and development and sales and marketing.

From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and certain other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our offering.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing cloud-based infrastructure products and for experienced sales professionals. If we are unable to attract such personnel at appropriate locations, we may need to hire in new regions, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, which may be exacerbated by the Restructuring Plan and any similar future actions. Many of the companies with which we compete for experienced personnel have greater resources than we have. Further, inflationary pressures, or stress over economic, geopolitical, or pandemic-related events such as those the global market is currently experiencing, may result in employee attrition. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. Additionally, in order to retain our existing employees and manage potential attrition, including as a result of recent stock price decreases and continued market volatility that impact the actual or perceived value of our equity awards, we have issued and may in the future issue additional equity awards, which could negatively impact our results of operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Our company values have contributed to our success. If we cannot maintain these values as we grow, we could lose certain benefits we derive from them, and our employee turnover could increase, which could harm our business.

We believe that our company values have been and will continue to be a key contributor to our success. We have increased our workforce across all departments, and despite the Restructuring Plan, we expect to continue to hire across our business in a disciplined manner to support future growth initiatives. Our headcount growth may result in changes to certain employees' adherence to our core company values. If we do not continue to maintain our adherence to our company values as we grow, including through any future acquisitions or other strategic transactions, we may experience increased turnover in a portion of our current employee base and may not continue to be successful in hiring future employees. Moreover, many of our employees may be eligible to receive significant proceeds from the sale of Class A common stock in the public markets. This may lead to higher employee attrition rates. If we do not replace departing employees on a timely basis, our business and growth may be harmed.

Risks Related to Our International Operations

If we are not successful in expanding our operations and customer base internationally, our business and results of operations could be negatively affected.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. Customers outside the United States generated 36% and 38% of our revenue for the years ended December 31, 2021, and December 31, 2022, respectively. We are continuing to adapt to and develop strategies to expand in international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new channel partners in order to expand into certain countries, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans. As of December 31, 2022, approximately 38% of our full-time employees were located outside of the United States, with 9% of our full-time employees located in the UK. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources. If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We are subject to risks inherent in international operations that can harm our business, results of operations, and financial condition.

Our current and future international business and operations involve a variety of risks, including:

- slower than anticipated availability and adoption of cloud infrastructure or cloud-native products by international businesses;

- changes in a specific country's or region's political or economic conditions, including in the UK as a result of Brexit;

- the need to adapt and localize our offering for specific countries;

- greater difficulty collecting accounts receivable and longer payment cycles;

- potential changes in trade relations, regulations, or laws;

- unexpected changes in laws, regulatory requirements, or tax laws;

- interest rates, as well as changes in existing and expected interest rates, which may vary across the jurisdictions in which we do business;

- more stringent regulations relating to data privacy, security, and data localization requirements and the unauthorized use of, or access to, commercial and personal information;

- differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

- potential changes in laws, regulations, and costs affecting our UK operations and local employees due to Brexit;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

- increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and challenges to international customers due to a rise in the value of the U.S. dollar;

- the cost and risk of entering into hedging transactions;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- laws and business practices favoring local competitors or general market preferences for local vendors;

- limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

- political instability, economic sanctions, terrorist activities, or international conflicts, including the ongoing conflict between Russia and Ukraine, which have impacted and may continue to impact the operations of our business or the businesses of our customers;

- inflationary pressures, such as those the global market is currently experiencing, which have increased and may continue to increase costs for certain services;

- health epidemics or pandemics, such as the COVID-19 pandemic;

- actual or perceived risk of economic recession;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and

- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

The occurrence of any one of these risks could harm our international business and, consequently, our results of operations. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or profitability.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Our subscriptions and services are billed in U.S. dollars, and therefore, our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our offering to our customers outside of the United States, which could adversely affect our results of operations. In addition, an increasing portion of our operating expenses are incurred outside the United States. These operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. We currently hedge a portion of operating expenses denominated in certain currencies against foreign currency exchange rate fluctuations. If we are not able to successfully hedge against the risks associated with fluctuations in these currencies or if we do not hedge a sufficient portion of such operating expenses, our financial condition and results of operations could be adversely affected.

Risks Related to Our Tax, Legal, and Regulatory Environment

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our offering is subject to U.S. export controls, including the Export Administration Regulations, and we incorporate encryption technology into our offering. Our offering and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

Furthermore, we are required to comply with economic and trade sanctions laws and regulations administered by governments where our offering is provided, including the U.S. government (including regulations administered and enforced by the Office of Foreign Assets Control of the U.S. Treasury Department and the U.S. Department of State). For example, following Russia's invasion of Ukraine, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate. These economic and trade sanctions prohibit or restrict the shipment of most products and services to embargoed jurisdictions or sanctioned parties, unless required export authorizations are obtained. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

While we have taken certain precautions to prevent our offering from being provided in violation of export control and sanctions laws, and are in the process of enhancing our policies and procedures relating to export control and sanctions compliance, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

If our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our offering or could limit our end-customers' ability to implement our offering in those countries. Additionally, export restrictions recently imposed on Russia and Belarus specifically limit the export of encryption software to these locations. Changes in our offering or future changes in export and import regulations may create delays in the introduction of our offering in international markets, prevent our end-customers with international operations from deploying our offering globally or, in some cases, prevent the export or import of our offering to certain countries, governments or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our offering by, or in our decreased ability to export or sell our offering to, existing or potential end-customers with international operations. Any decreased use of our offering or limitation on our ability to export or sell our offering would adversely affect our business, results of operations, and growth prospects.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our offering and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, our employees and agents may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension, or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our software, and could have a negative impact on our business.

The future success of our business, and particularly Confluent Cloud, depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our software in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for internet-based solutions such as ours.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by "ransomware," "viruses," "worms," "malware," "phishing attacks," "data breaches," and similar malicious programs, behavior, and events, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our subscription offering and related services could suffer.

Our international operations may subject us to greater than anticipated tax liabilities.

We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws or tax rulings could harm our financial position, results of operations and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. Many countries in Europe, as well as a number of other countries and organizations, including the Organization for Economic Cooperation and Development and the European Commission, have recently proposed, recommended, or (in the case of countries) enacted or otherwise become subject to changes to existing tax laws or new tax laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business. If U.S. or other foreign tax authorities change applicable tax laws or successfully challenge how or where our profits are currently recognized, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted. These proposals, recommendations and enactments include changes to the existing framework in respect of income taxes, as well as new types of non-income taxes (such as taxes based on a percentage of revenue or taxes applicable to digital services), which could apply to our business. Due to the large and expanding scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements. Any of these outcomes could harm our financial position and results of operations.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our offering and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. Online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. States or local governments may interpret existing laws, or have adopted or may adopt new laws, requiring us to calculate, collect and remit taxes on sales in their jurisdictions. A successful assertion by one or more taxing jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state or local governments of sales tax collection obligations on out-of-state sellers also could create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2022, we had net operating loss (NOL) carryforwards for federal and state income tax purposes of $1,283.0 million and $689.3 million, respectively, which may be available to offset taxable income in the future. A portion of the NOLs begin to expire in various years beginning in 2034 for federal purposes and 2025 for state purposes if not utilized. The remaining portion of these federal NOLs are carried forward indefinitely. Of the federal net operating loss carryforwards, approximately 97% can be carried forward indefinitely, but are limited to 80% of annual taxable income. In addition, as of December 31, 2022, we had foreign NOL carryforwards of $60.8 million which can be carried forward indefinitely. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods in which such outcome is determined.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act;

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the effects of acquisitions and their integrations;

- the outcome of current and future tax audits, examinations or administrative appeals; and

- limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our results of operations.

Risks Related to Our Accounting Policies and Internal Controls

Our reported financial results may be adversely affected by changes in generally accepted accounting principles ("GAAP") in the United States.

GAAP are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, deferred contract costs, and the valuation of our stock-based compensation awards, among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

We are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting commencing from this Annual Report on Form 10-K. The process of compiling the system and process documentation necessary to perform the evaluation required under Section 404 is costly and challenging. We have only recently established an internal audit group, and as we continue to grow, we may hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Failure to maintain internal control over financial reporting, including historical or future control deficiencies, could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Risks Related to Ownership of Our Class A Common Stock

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to the IPO, including our executive officers, employees, and directors and their affiliates, and limiting your ability to influence corporate matters, which could adversely affect the trading price of our Class A common stock.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. As of December 31, 2022, stockholders who hold shares of Class B common stock, including our executive officers and directors and their affiliates, together hold approximately 87.1% of the voting power of our outstanding capital stock, and our Chief Executive Officer, Mr. Kreps, beneficially owns approximately 9.3% of our outstanding classes of common stock as a whole, but controls approximately 19.5% of the voting power of our outstanding common stock. As a result, our executive officers, directors, and other affiliates and potentially our Chief Executive Officer on his own have significant influence over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of the company or our assets, for the foreseeable future. Even if Mr. Kreps is no longer employed with us, he will continue to have the same influence over matters requiring stockholder approval.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 10-to-1 voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent as little as 10% of all outstanding shares of our Class A common stock and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers or voluntary conversions by holders of shares of Class B common stock will generally result in those shares converting to shares of Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. Certain permitted transfers, as specified in our amended and restated certificate of incorporation, will not result in shares of Class B common stock automatically converting to shares of Class A common stock, including certain estate planning transfers as well as transfers to our founders or our founders' estates or heirs upon death or incapacity of such founder. If, for example, Mr. Kreps (or family trusts to which he were to transfer shares of Class B common stock) retain a significant portion of his holdings of Class B common stock for an extended period of time, he (or such trusts) could, in the future, control a majority of the combined voting power of our Class A common stock and Class B common stock. As a board member, Mr. Kreps owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, Mr. Kreps is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

FTSE Russell and Standard & Poor's do not allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also, in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price, volume, and liquidity of our Class A common stock could be adversely affected.

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition or results of operations, including due to fluctuations in usage of Confluent Cloud and strategic shifts in our focus on growth versus operating efficiency, margin improvement, and profitability;

- variance in our financial performance, including sales growth and operating margins, from our forecasts or the expectations of securities analysts;

- changes in our revenue mix;

- changes in the pricing of our offering;

- changes in our projected operating and financial results;

- changes in laws or regulations applicable to our offering;

- seasonality in sales, customer implementations, results of operations, and RPO;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

- significant data breaches, disruptions to or other incidents involving our offering;

- our involvement in litigation or regulatory actions;

- future sales of our Class A common stock and Class B common stock by us or our stockholders;

- changes in senior management or key personnel;

- the trading volume of our Class A common stock;

- financial results, changes in operating performance and stock market valuations of technology companies in our industry segment, including our partners and competitors;

- changes in the anticipated future size and growth rate of our market; and

- general political, social, economic and market conditions, in both domestic and our foreign markets, including effects of increased interest rates, inflationary pressures, and macroeconomic uncertainty and challenges; and

- actual or perceived risk of economic recession.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our Class A common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

We have broad discretion in the use of the net proceeds to us from our IPO and our convertible notes offering and may not use them effectively.

We have broad discretion in the application of the net proceeds to us from our IPO and our convertible notes offering. Because of the number and variability of factors that will determine our use of the net proceeds from our IPO and convertible notes offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely on the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from our IPO and our convertible notes offering in short-term, investment-grade, interest-bearing securities, such as money market funds, corporate notes and bonds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we received in our IPO or convertible notes offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our Class A common stock could decline.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our equity holders who held our capital stock prior to completion of the IPO have substantial unrecognized gains on the value of the equity they hold based on recent market prices of our shares of Class A common stock, and therefore, they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

Additionally, the conversion of some or all of the notes may dilute the ownership interests of our stockholders. Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our Class A common stock, or a combination of cash and shares of our Class A common stock. If we elect to settle our conversion obligation in shares of our Class A common stock or a combination of cash and shares of our Class A common stock, any sales in the public market of our Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of our Class A common stock could depress the price of our Class A common stock.

In addition, as of December 31, 2022, up to 47,500,717 shares of our Class B common stock and up to 17,751,818 shares of our Class A common stock may be issued upon exercise of outstanding stock options or vesting and settlement of outstanding RSUs, and 39,793,990 shares of our Class A common stock are available for future issuance under our 2021 Plan and our 2021 ESPP, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations and Rule 144 and Rule 701 under the Securities Act. In addition, certain of our employees may elect to automatically convert their shares of Class B common stock upon receipt following exercise or settlement of equity awards, as applicable. We have registered all of the shares of Class A common stock and Class B common stock issuable upon exercise of outstanding options and all of the shares of Class A common stock issuable upon vesting and settlement of restricted stock units, as well as other equity incentive awards we may grant in the future for public resale under the Securities Act. Shares of Class A common stock will become eligible for sale in the public market to the extent such options are exercised and restricted stock units settle, subject to compliance with applicable securities laws. Our 0% convertible senior notes due 2027 will also become convertible at the option of the holders, subject to certain limitations and restrictions prior to October 15, 2026. If these additional shares of Class A common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.

Further, certain holders of our outstanding common stock, including our founders and entities affiliated with our founders and certain of our directors, have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, officers and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. We expect such expenses to further increase now that we are no longer an "emerging growth company" as defined in the JOBS Act. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer, or our president (in the absence of a chief executive officer);

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed for cause only upon the vote of the holders of at least a majority of our outstanding shares of voting stock;

- provide that vacancies on our board of directors may be filled only by the affirmative vote of a majority of directors then in office, even though less than a quorum, or by a sole remaining director; and

- require the approval of our board of directors or the holders of at least 66 2/3% of the voting power of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that holders of our Class A common stock would receive a premium for their shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which restricts our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, or any action asserting a claim for aiding and abetting such breach of fiduciary duty; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Our amended and restated certificate of incorporation further provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

Risks Related to Our Convertible Senior Notes

We may not have the ability to raise the funds necessary to settle conversions of the notes in cash or to repurchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Holders of the notes have the right, subject to certain conditions and limited exceptions, to require us to repurchase all or a portion of their notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid special interest. In addition, upon conversion of the notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or pay cash with respect to notes being converted. In addition, our ability to repurchase the notes or to pay cash upon conversions of the notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture governing the notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

The conditional conversion feature of the notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the notes is triggered, holders of notes will be entitled to convert their notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Certain provisions in the indenture governing the notes may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the indenture governing the notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the notes generally requires us to repurchase the notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the notes and/or increase the conversion rate, which could make it costlier for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

General Risk Factors

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, including but not limited to, intellectual property claims, including trade secret misappropriation and breaches of confidentiality terms, alleged breaches of non-competition or non-solicitation terms, or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, or terrorist attack, explosion, or pandemic could impact our business. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity, and are thus vulnerable to damage in an earthquake. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. Additionally, we rely on third-party cloud providers and enterprise applications, technology systems, and our website for our development, marketing, operational support, hosted services, and sales activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, lengthy interruptions in our services, and security incidents, all of which could have an adverse effect on our future results of operations. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

Climate change may have an impact on our business.

While we seek to mitigate our business risks associated with climate change (such as drought, wildfires, hurricanes, increased storm severity and sea level rise), we recognize that there are inherent climate-related risks wherever business is conducted. Our primary locations may be vulnerable to the adverse effects of climate change. For example, certain of our offices have experienced, and are projected to continue to experience, climate-related events at an increasing frequency, including drought, heat waves, wildfires and resultant air quality impacts and power shutoffs associated with wildfire prevention. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business, the business of our third-party suppliers and the business of our customers, and may cause us to experience losses and additional costs to maintain or resume operations. In addition, we may be subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located in Mountain View, California, where we lease approximately 75,475 square feet pursuant to a lease which expires in 2029. We also lease other offices including in Austin, Texas, London, England, Bengaluru, India, and Dubai, United Arab Emirates. Additionally, we hold many short-term office service memberships in numerous other locations globally. We do not own any real property. We believe that our facilities are adequate to meet our current needs.

Item 3. Legal Proceedings

From time to time, we have been and will continue to be subject to legal proceedings and claims. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows. Defending such legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

None.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock has been listed on the Nasdaq Global Select Market under the symbol "CFLT" since June 24, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Holders of Record

As of February 8, 2023, there were 95 stockholders of record of our Class A common stock and 42 stockholders of record of our Class B common stock. The actual number of holders of our Class A common stock is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends may be restricted by agreements we may enter into in the future.

Recent Sales of Unregistered Securities

None.

Use of Proceeds

On June 28, 2021, we closed our IPO of 23,000,000 shares of Class A common stock at an offering price of $36.00 per share, resulting in aggregate gross proceeds to us of $828.0 million, before deducting underwriting discounts and commissions and offering expenses. All of the shares issued and sold in our IPO were registered under the Securities Act pursuant to a registration statement on Form S-1, as amended (File No. 333-256693), which was declared effective by the SEC on June 23, 2021. There has been no material change in the planned use of proceeds from our IPO from those disclosed in our final prospectus for our IPO dated as of June 23, 2021 and filed with the SEC pursuant to Rule 424(b)(4) on June 25, 2021.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph

The following shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The performance graph below compares the cumulative total return on our Class A common stock from June 24, 2021 (the date our Class A common stock commenced trading on the Nasdaq Global Select Market) through December 31, 2022 with (i) the Nasdaq Composite Index and (ii) the Nasdaq Computer Index, assuming the investment of $100 in our Class A common stock and in both of the other indices on June 24, 2021 and the reinvestment of dividends. The stock price performance on this performance graph is not necessarily indicative of future stock price performance.



Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note About Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements. Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "we," "us," "our," "our company," and "Confluent" refer to Confluent, Inc. and its consolidated subsidiaries. Unless otherwise indicated, references to our "common stock" include our Class A common stock and Class B common stock.

A discussion regarding our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission ("SEC") on February 24, 2022.

Overview

Confluent is on a mission to set data in motion. We were founded in 2014 to pioneer this fundamentally new category of data infrastructure designed to connect all the applications, systems, and data layers of a company around a real-time central nervous system. This new data infrastructure software has emerged as one of the most strategic parts of the next-generation technology stack, and using this stack to harness data in motion is critical to the success of every modern company as they strive to compete and win in the digital-first world. Prior to Confluent, our founders created the open source software project Apache Kafka, a technology that has been central to enabling data in motion. Since our founding, we have heavily invested in product development to build a complete, cloud-native platform for data in motion.

Confluent is designed to act as the nexus of real-time data, from every source, allowing it to stream across the organization and enabling applications to harness it to power real-time customer experiences and data-driven business operations. Our offering enables organizations to deploy production-ready applications that span across cloud environments and data centers, while scaling elastically with enhanced features for security, compliance, and governance. Our platform provides the capabilities to fill the structural, operational, and engineering gaps required for businesses to fully realize the power of data in motion. We enable software developers to easily build their initial applications to harness data in motion, and enable large, complex enterprises to make data in motion core to everything they do. As organizations mature in their adoption cycle, we enable them to quickly, securely, and reliably build more and more applications that take advantage of data in motion. The results have a dual effect: businesses continuously improve their ability to provide better customer experiences and concurrently drive data-driven business operations. We believe that Confluent, over time, will become the central nervous system for modern digital enterprises, providing ubiquitous real-time connectivity and powering real-time applications across the enterprise.

We generate our revenue primarily from the sale of subscriptions to our offering that can be deployed in two different ways. Confluent Platform is an enterprise-ready, self-managed software offering that can be deployed in our customers' on-premise, private cloud, and public cloud environments. Confluent Cloud is a fully-managed, cloud-native software-as-a-service ("SaaS") offering available on all of the leading cloud providers. Confluent Platform and Confluent Cloud can be leveraged independently or together, spanning the various public cloud, private cloud, and on-premise environments in which our customers operate.

Confluent Platform customers receive access to our proprietary features and various tiers of customer support. Our Confluent Platform subscriptions primarily have one-year terms and are generally billed annually in advance. Confluent Cloud customers may purchase subscriptions either without a minimum commitment contract on a month-to-month basis, which we refer to as pay-as-you-go, or under a usage-based minimum commitment contract of at least one year in duration, in which customers commit to a fixed minimum monetary amount at specified per-usage rates. Pay-as-you-go customers are billed, and revenue from them is recognized, based on usage. Customers with usage-based minimum commitments are typically billed annually in advance or monthly in arrears, and we recognize revenue from such subscriptions based on usage by the customer. As a result, our revenue may fluctuate from period to period due to varying patterns of customer consumption.

We are focused on the acquisition of new customers and expanding within our current customers. Our go-to-market model benefits from our self-service motions driven by our cloud-native platform offerings, our widespread mindshare among developers through Apache Kafka, community downloads, and our enterprise sales force. We are able to acquire new customers through seamless and frictionless self-service cloud adoption and free cloud trials, as well as community downloads. For example, after users get started with our free cloud trial, they can easily convert online to become paying customers either on a pay-as-you-go model or with a minimum commitment contract. Once customers see the benefits of our platform for their initial use cases, they often expand into other use cases and lines of business, divisions, and geographies. Our deep technical expertise, coupled with our product capabilities and laser focus on customer outcomes, enable us to form strategic partnerships with our customers to guide and accelerate this journey. This expansion often generates a natural network effect in which the value of our platform to a customer increases as more use cases are adopted, more users and teams are onboarded, more applications and systems are connected, and more data is added. We had approximately 4,530, 3,470, and 2,100 customers as of December 31, 2022, 2021, and 2020, respectively, representing year-over-year growth of 31% and 65%, respectively. We have experienced significant growth, with revenue of $585.9 million, $387.9 million, and $236.6 million for the years ended December 31, 2022, 2021, and 2020, respectively, representing year-over-year growth of 51% and 64%, respectively.

Business and Macroeconomic Conditions

Our business and financial condition have been, and we believe will continue to be, impacted by adverse and uncertain macroeconomic conditions, including higher inflation, higher interest rates, supply chain challenges, fluctuations or volatility in capital markets or foreign currency exchange rates, the COVID-19 pandemic, and geopolitical events such as the ongoing conflict between Russia and Ukraine. In particular, we have experienced in certain instances, and we believe we will continue to experience, longer sales cycles or generally increased scrutiny on IT spending from existing and potential customers due to macroeconomic uncertainty. We cannot be certain how long these uncertain macroeconomic conditions and the resulting effects on our industry, our business strategy, and customers will persist. To navigate the current economic environment and its effects, we have taken actions to streamline our operating expenses by adjusting our cost structure and real estate footprint, including a workforce reduction in January 2023, while prudently investing in growth.

The COVID-19 pandemic and governmental responses adversely impacted certain parts of our business in 2020 and 2021. Despite these adverse effects, we also experienced certain benefits such as the acceleration of our customers' digital transformation efforts.

The full extent to which uncertain macroeconomic conditions and other factors discussed above will directly or indirectly impact our business, results of operations, cash flows, and financial condition remains uncertain and cannot be accurately predicted. We will continue to monitor and evaluate the actual and potential impacts of general macroeconomic conditions and related factors on our business and operations.

Key Factors Affecting Our Performance

Developing Innovative, Market-Leading Offerings and Expanding Developer Mindshare

We are focused on delivering market-leading offerings. We believe it is critical for us to maintain our product leadership position and further increase the strength of our brand and reputation to drive revenue growth. We launched Confluent Cloud, our cloud-native SaaS offering, in 2017 to capitalize on the existing demand for a fully-managed cloud service for Apache Kafka. Confluent Cloud has grown rapidly since launch, as organizations have been making significant investments in digital infrastructure with the goal of both driving efficiencies across their businesses, and better leveraging the data that powers their processes and customer experiences. In addition, we continue to release new product enhancements and features to simplify application development and real-time analytics and enhance security and data governance. We intend to invest efficiently in our engineering capabilities, including through acquisitions, and marketing activities to maintain our strong position within the developer community. Our results of operations may fluctuate as we make these investments to drive increased customer adoption and usage.

Increasing Adoption of Confluent Cloud

We believe our cloud-native Confluent Cloud offering represents an important growth opportunity for our business. Organizations are increasingly looking for a fully-managed offering to seamlessly leverage data in motion across a variety of environments. In some cases, customers that have been self-managing deployments through Confluent Platform subsequently have become Confluent Cloud customers. We offer customers a free cloud trial and a pay-as-you-go arrangement to encourage adoption and usage over time. We will continue to leverage our cloud-native differentiation to drive our growth. We expect Confluent Cloud's contribution to our subscription revenue to increase over time. Our Confluent Cloud revenue represented 36%, 24%, and 13% of our total revenue for the years ended December 31, 2022, 2021, and 2020, respectively. As we recognize revenue from Confluent Cloud based on usage, our revenue and results of operations may fluctuate from period to period due to varying patterns of customer consumption and adoption trends.

Growing Our Customer Base

We are intensely focused on continuing to grow our customer base. We have invested and will continue to invest in our sales and marketing efforts, including pipeline generation and execution, and developer community outreach, which are critical to driving customer acquisition. We historically focused on large enterprise customers with significant expansion opportunities and built a go-to-market motion around this approach. As we grew our cloud offering and created more self-serve opportunities, we have significantly broadened our reach of customers and are able to attract a greater array of customers. This is evidenced by our significant increase in customer count in recent years, driven by Confluent Cloud customers. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization, our ability to accelerate ramp time of our sales force, expansion and refinement of our go-to-market strategies to reach additional customer opportunities, the impact of marketing efforts to enhance our brand and educate potential customers about the benefits of data in motion, our ability to grow and harness our partner ecosystem, macroeconomic uncertainty and challenges, and competitive dynamics in our target markets. We had approximately 4,530, 3,470, and 2,100 customers as of December 31, 2022, 2021, and 2020, respectively, spanning organizations of all sizes and industries. Our customer count treats affiliated entities with the same parent organization as a single customer and includes pay-as-you-go customers.

Retaining and Expanding Revenue from Existing Customers

Our business model is driven by customer renewals and increasing existing customer subscriptions over time, referred to as land-and-expand. We believe we have significant opportunities to increase our revenue as customers expand their use of our offering in connection with migrating more data to the public cloud, identifying new use cases, and realizing the benefits of data in motion. Our ability to retain and expand revenue from existing customers will depend on a number of factors, including customer satisfaction with our subscriptions and services, competition, pricing, economic conditions, and overall changes in our customers' spending levels, among other things.

Investing in Growth and Scaling our Business

We believe our market opportunity is significant, and we are focused on continuing to make disciplined investments in our long-term revenue and profitability potential. We believe it is critical to scale across all organizational functions, including our sales and marketing organization, in order to capture this opportunity. Investments we make in our sales and marketing organization will occur in advance of experiencing the benefits from such investments, and it may be difficult for us to determine if we are efficiently allocating resources within the organization. Our revenue growth potential is dependent on the effectiveness of such investments and the continued refinement of our go-to-market strategies. To navigate more challenging macroeconomic conditions, we intend to take a disciplined approach in investing to grow our business to take advantage of our expansive market opportunity while also optimizing for improvements in profitability, margins, and cash flow, including by streamlining our operating expenses.

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure our performance, and make strategic decisions. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

Remaining Performance Obligations ("RPO")

RPO represents the amount of contracted future revenue that has not yet been recognized as of the end of each period, including both deferred revenue that has been invoiced and non-cancelable committed amounts that will be invoiced and recognized as revenue in future periods. RPO excludes pay-as-you-go arrangements.

RPO as a metric is not necessarily indicative of future revenue growth because it does not account for the actual timing of customers' consumption or future expansion. RPO may also fluctuate due to a number of factors, including the timing of renewals, average contract terms, seasonality, and dollar amount of customer contracts. Due to these factors, it is important to review RPO in conjunction with revenue and other financial measures disclosed elsewhere in this Annual Report on Form 10-K. Our RPO was $740.7 million, $500.6 million, and $261.7 million as of December 31, 2022, 2021, and 2020, respectively.

Customers with $100,000 or Greater in Annual Recurring Revenue ("ARR")

We define ARR as the revenue customers contractually committed to over the following 12 months assuming no increases or reductions in their subscriptions. ARR excludes services and pay-as-you-go arrangements. Similar to RPO, ARR as a metric is not necessarily indicative of future revenue growth because it does not account for the timing of customers' consumption or future expansion. Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us because they have larger budgets, greater potential for migrating more applications over time, and a wider range of potential use cases for data in motion. As a measure of our ability to scale with our customers and attract large enterprises to our offering, we count the number of customers that contributed $100,000 or greater in ARR as of period end. Our customer count may also fluctuate due to acquisitions, consolidations, spin-offs, and other market activity. We had 991, 734, and 513 customers with $100,000 or greater in ARR as of December 31, 2022, 2021, and 2020, respectively.

From time to time, we may refine our methodology of calculating ARR. We have included, and continue to include, annualized overages in our calculation of ARR. Customers are contractually committed to pay overages plus the minimum contractually committed amount. Beginning in the third quarter of 2021, we refined our methodology of calculating ARR to only include overages above the contractually committed ARR, to align with how our management assesses ARR internally. This change in methodology had an immaterial impact to amounts presented prior to the third quarter of 2021, which have not been retroactively adjusted.

Dollar-Based Net Retention Rate ("NRR")

We calculate our dollar-based NRR as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period end, or Prior Period Value. We then calculate the ARR from these same customers as of the current period end, or Current Period Value, which includes any growth in the value of subscriptions and is net of contraction or attrition over the prior 12 months. Services and pay-as-you-go arrangements are excluded from the calculation of ARR. We then divide the Current Period Value by the Prior Period Value to arrive at our dollar-based NRR. The dollar-based NRR includes the effect, on a dollar-weighted value basis, of our subscriptions that expand, renew, contract, or attrit, but excludes ARR from new customers in the current period. Our dollar-based NRR is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity. We believe that our dollar-based NRR provides useful information about the evolution of our existing customers and our future growth prospects. Our dollar-based NRR was just under 130% as of December 31, 2022, demonstrating our ability to expand within existing customers.

Components of Results of Operations

Revenue

We derive revenue primarily from subscriptions and, to a lesser extent, services.

Subscription Revenue. Our subscription revenue consists of revenue from term-based licenses and post-contract customer support, maintenance, and upgrades, referred to together as PCS, which we refer to as Confluent Platform, and our SaaS offering, which we refer to as Confluent Cloud. We recognize a portion of the revenue from our term-based license subscriptions at a point in time, upon delivery and transfer of control of the underlying license to the customer, which is typically the effective start date. Revenue from PCS, which represents a substantial majority of the revenue from our term-based license subscriptions, is recognized ratably over the contract term. The substantial majority of our revenue from Confluent Cloud for the years ended December 31, 2022 and 2021 was based on usage-based minimum commitments and is recognized on a usage basis, as usage represents a direct measurement of the value to the customer of the subscription transferred as of a particular date relative to the total value to be delivered over the term of the contract. Our subscriptions primarily have terms of one to three years, and are generally non-cancelable and non-refundable. We also provide pay-as-you-go arrangements, which consist of month-to-month SaaS contracts. These arrangements have historically represented an immaterial portion of our subscription revenue.

Services Revenue. Services revenue consists of revenue from professional services and education services, which are generally sold on a time-and-materials basis. Revenue for professional services and education services is recognized as these services are delivered.

We expect our total revenue may vary from period to period based on, among other things, the timing and size of new subscriptions, the rate of customer renewals and expansions, fluctuations in customer consumption of and adoption trends for our usage-based offering, delivery of professional services, ramp time and productivity of our salesforce, the impact of significant transactions, and seasonality.

Cost of Revenue

Cost of Subscription Revenue. Cost of subscription revenue primarily includes personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, for employees associated with customer support and maintenance, third-party cloud infrastructure costs, amortization of internal-use software, and allocated overhead costs for facilities, recruiting, information technology, and business systems. We expect our cost of subscription revenue to increase in absolute dollars as our subscription revenue increases.

Cost of Services Revenue. Cost of services revenue primarily includes personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, for employees associated with our professional services and education services, costs of third-party consultants and partners who supplement our services delivery team, and allocated overhead. We expect our cost of services revenue to increase in absolute dollars as our services revenue increases.

Gross Profit and Gross Margin

Gross Profit. Gross profit represents revenue less cost of revenue.

Gross Margin. Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our subscriptions and services, changes in our revenue mix, including the mix of revenue between our Confluent Platform, Confluent Cloud, and service offerings, timing and amount of usage of third-party cloud infrastructure resources, and infrastructure optimization. We expect our gross margin to fluctuate over time depending on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel-related costs are the most significant component of each category of operating expenses. Operating expenses also include allocated overhead costs for facilities, recruiting, information technology, and business systems.

Research and Development. Research and development expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, net of capitalized amounts, third-party cloud infrastructure expenses incurred in developing our offering, software and subscription services dedicated for use by our research and development organization, contractor and professional services fees, and allocated overhead. We expect our research and development expenses will continue to increase in absolute dollars as our business grows and we continue to invest in our offering.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel-related costs, including salaries, sales commissions, bonuses, benefits, and stock-based compensation, amortization of deferred contract acquisition costs, which primarily consist of sales commissions and the associated payroll taxes, conferences, costs related to marketing programs, travel-related costs, and allocated overhead. Marketing programs consist of advertising, events, corporate communications, and brand-building and developer-community activities. We expect our sales and marketing expenses will increase in absolute dollars over time and continue to be our largest operating expense for the foreseeable future as we invest in our sales and marketing efforts.

General and Administrative. General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation for administrative functions including finance, human resources, and legal, professional fees, software and subscription services dedicated for use by our general and administrative functions, and allocated overhead. As discussed in Note 10 to our consolidated financial statements, we also recognized non-cash expense of $13.3 million related to the charitable donation of our Class A common stock to Confluent.org in June 2021. We expect our general and administrative expenses will increase in absolute dollars over time as we continue to invest in the growth of our business and incur costs associated with being a publicly traded company.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest earned on our cash equivalents and marketable securities, amortization of premiums and accretion of discounts on marketable securities, interest expense from amortization of debt issuance costs, gains and losses from foreign currency transactions, and realized gains and losses on marketable securities.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and U.S. state jurisdictions in which we conduct business. We maintain a full valuation allowance against our U.S. and U.K. deferred tax assets because we have concluded that it is more likely than not that the deferred tax assets will not be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods presented:

	Year Ended December 31,					
	2022		2021		2020	
	(in thousands)					
Revenue:						
Subscription	$	535,009	$	347,099	$	208,633
Services		50,935		40,765		27,944
Total revenue		585,944		387,864		236,577
Cost of revenue:						
Subscription[(1)(2)]		146,324		94,860		49,283
Services[(1)(2)]		56,091		42,432		26,193
Total cost of revenue		202,415		137,292		75,476
Gross profit		383,529		250,572		161,101
Operating expenses:						
Research and development[(1)(2)]		264,041		161,925		105,399
Sales and marketing[(1)(2)]		456,452		319,331		166,361
General and administrative[(1)(2)]		125,710		108,936		122,516
Total operating expenses		846,203		590,192		394,276
Operating loss		(462,674)		(339,620)		(233,175)
Other income (expense), net		16,416		(7)		3,140
Loss before income taxes		(446,258)		(339,627)		(230,035)
Provision for (benefit from) income taxes		6,293		3,174		(207)
Net loss	$	(452,551)	$	(342,801)	$	(229,828)

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Cost of revenue - subscription	$ 23,136	$ 12,571	$ 2,572
Cost of revenue - services	9,253	5,418	1,745
Research and development	101,499	49,051	33,755
Sales and marketing	99,366	55,506	14,734
General and administrative	44,402	33,078	90,535
Total stock-based compensation expense	$ 277,656	$ 155,624	$ 143,341*

*In connection with a tender offer and secondary sales of our common stock and convertible founder stock, stock-based compensation expense for the year ended December 31, 2020 included $111.9 million of expense related to the amount paid in excess of the estimated fair value of common stock as of the date of the transactions. See Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

(2) Includes employer taxes on employee stock transactions as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Cost of revenue - subscription	$ 569	$ 636	$ 9
Cost of revenue - services	604	377	16
Research and development	2,632	2,278	81
Sales and marketing	2,485	4,266	271
General and administrative	720	2,532	143
Total employer taxes on employee stock transactions	$ 7,010	$ 10,089	$ 520

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue:			
Subscription	91%	89%	88%
Services	9	11	12
Total revenue	100	100	100
Cost of revenue:			
Subscription	25	24	21
Services	10	11	11
Total cost of revenue	35	35	32
Gross profit	65	65	68
Operating expenses:			
Research and development	45	42	45
Sales and marketing	78	82	70
General and administrative	21	28	52
Total operating expenses	144	152	167
Operating loss	(79)	(87)	(99)
Other income (expense), net	3	0	1
Loss before income taxes	(76)	(87)	(97)
Provision for (benefit from) income taxes	1	1	0
Net loss	(77)%	(88)%	(97)%

Note: Certain figures may not sum due to rounding.

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

	Year Ended December 31,		Change	
	2022	**2021**	**$**	**%**
	(in thousands, except percentages)			
Subscription	$ 535,009	$ 347,099	$ 187,910	54%
Services	50,935	40,765	10,170	25%
Total revenue	$ 585,944	$ 387,864	$ 198,080	51%

Subscription revenue increased by $187.9 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in revenue was primarily from sales to existing customers and the remaining increase was attributable to sales to new customers. Sales to new customers represent the revenue recognized from customers acquired in the 12 months prior to each discrete quarter end within the year ended December 31, 2022. A further indication of our ability to expand from existing customers is through our dollar-based net retention rate of just under 130% as of December 31, 2022. Confluent Platform and Confluent Cloud contributed 61% and 39% of our subscription revenue during the year ended December 31, 2022, respectively, compared to 73% and 27% during the year ended December 31, 2021, respectively.

Services revenue increased by $10.2 million during the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to an increase in delivery of professional services.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,				Change		
	2022		2021		$		%
	(in thousands, except percentages)						
Cost of revenue							
Subscription	$	146,324	$	94,860	$	51,464	54%
Services		56,091		42,432		13,659	32%
Total cost of revenue	$	202,415	$	137,292	$	65,123	47%
Gross profit	$	383,529	$	250,572	$	132,957	53%

	Year Ended December 31,	
	2022	2021
Gross margin		
Subscription	73%	73%
Services	(10)%	(4)%
Total gross margin	65%	65%

Cost of subscription revenue increased by $51.5 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to an increase of $26.2 million in personnel-related costs and allocated overhead costs driven by increased headcount, and an increase of $23.9 million in third-party cloud infrastructure costs. The increase in personnel-related costs included an increase of $10.6 million in stock-based compensation expense.

Cost of services revenue increased by $13.7 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to an increase of $11.0 million in personnel-related costs and allocated overhead costs driven by increased headcount, and an increase of $1.7 million in consulting fees. The increase in personnel-related costs included an increase of $3.8 million in stock-based compensation expense.

Our subscription gross margin remained flat primarily due to a change in our revenue mix toward Confluent Cloud which has a lower gross margin, offset by economies of scale resulting from increased efficiency and optimization of our infrastructure. Our services gross margin decreased primarily due to personnel-related costs, including stock-based compensation expense, growing at a higher rate than services revenue.

Research and Development

	Year Ended December 31,				Change		
	2022		2021		$		%
	(in thousands, except percentages)						
Research and development	$	264,041	$	161,925	$	102,116	63%
Percentage of revenue		45%		42%			

Research and development expenses increased by $102.1 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to an increase of $91.0 million in personnel-related costs and allocated overhead costs driven by increased headcount, and an increase of $5.2 million third-party cloud infrastructure expenses incurred in developing our offering. The increase in personnel-related costs included an increase of $52.4 million in stock-based compensation expense, net of amounts capitalized.

Sales and Marketing

	Year Ended December 31,		Change	
	2022	2021	$	%
	(in thousands, except percentages)			
Sales and marketing	$ 456,452	$ 319,331	$ 137,121	43%
Percentage of revenue	78%	82%		

Sales and marketing expenses increased by $137.1 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to an increase of $103.1 million in personnel-related costs and allocated overhead costs driven by increased headcount, an increase of $10.6 million in amortization of deferred contract acquisition costs, an increase of $8.7 million in marketing and events expenses, and an increase of $7.6 million in travel-related costs. The increase in personnel-related costs included an increase of $43.9 million in stock-based compensation expense.

General and Administrative

	Year Ended December 31,		Change	
	2022	2021	$	%
	(in thousands, except percentages)			
General and administrative	$ 125,710	$ 108,936	$ 16,774	15%
Percentage of revenue	21%	28%		

General and administrative expenses increased by $16.8 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to an increase of $21.2 million in personnel-related costs and allocated overhead costs driven by increased headcount, and an increase of $7.1 million in professional services fees and other expenses to operate as a public company, partially offset by a decrease of $13.3 million associated with the charitable donation of our Class A common stock upon the consummation of our IPO recognized in the prior period. The increase in personnel-related costs included an increase of $11.3 million in stock-based compensation expense in the current period, offset by $3.8 million of stock-based compensation expense related to performance-based options recognized in the prior period, for which the performance-based vesting condition was satisfied upon the effectiveness of the IPO.

Other Income (Expense), Net

	Year Ended December 31,		Change	
	2022	2021	$	%
	(in thousands, except percentages)			
Other income (expense), net	$ 16,416	$ (7)	$ 16,423	234614%

Other income (expense), net increased by $16.4 million during the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to an increase in net accretion of discounts and amortization of premiums on marketable securities, the effect of higher cash, cash equivalents, and marketable securities balances and higher yields on marketable securities, partially offset by an increase in interest expense from amortization of debt issuance costs and net losses from foreign currency transactions.

Provision for (Benefit from) Income Taxes

	Year Ended December 31,		Change	
	2022	2021	$	%
	(in thousands, except percentages)			
Loss before income taxes	$ (446,258)	$ (339,627)	$ (106,631)	31%
Provision for income taxes	$ 6,293	$ 3,174	$ 3,119	98%
Effective tax rate	(1.4)%	(0.9)%		

The provision for income taxes during the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by higher pre-tax income in foreign jurisdictions.

We maintain a full valuation allowance on our U.S. and U.K. deferred tax assets. The most significant component of our tax expense is income taxes in various foreign jurisdictions. Our effective tax rate may fluctuate to the extent the mix of earnings fluctuates between jurisdictions with different tax rates.

Liquidity and Capital Resources

To date, we have financed operations primarily through proceeds received from issuances of equity and debt securities and payments received from our customers. In June 2021, our initial public offering resulted in proceeds of $786.6 million, net of underwriting discounts and commissions. In December 2021, we issued $1.1 billion aggregate principal amount of 0% convertible senior notes due 2027 (the "2027 Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The net proceeds from the issuance of the 2027 Notes, after deducting the initial purchasers' discounts and commissions and debt issuance costs, were $1,080.5 million.

As of December 31, 2022, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $1,926.8 million. Our cash, cash equivalents, and marketable securities consist of bank deposits, U.S. treasury securities, money market funds, corporate notes and bonds, U.S. agency obligations, and commercial paper.

We believe that existing cash, cash equivalents, marketable securities, and cash flow from operations will be sufficient to fund our short-term and long-term operating and capital needs, including our purchase obligations primarily related to our non-cancelable agreements for third-party cloud infrastructure, and operating lease commitments, primarily related to our office space. As of December 31, 2022, our purchase obligations were $758.6 million, of which $154.0 million is expected to be paid within 12 months and the remainder thereafter. As of December 31, 2022, our operating lease payment obligations were $35.2 million, of which $8.6 million is expected to be paid within 12 months and the remainder thereafter. See Note 8, *Commitments and Contingencies*, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information. In January 2023, we acquired all outstanding shares of Immerok GmbH for purchase consideration of approximately $54.9 million in cash. We also undertook restructuring actions in January 2023 that are expected to result in future cash outlays of $14 to $17 million by the second quarter of 2023. See Note 13, *Subsequent Events*, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information.

We have generated significant operating losses and negative cash flows from operations. As of December 31, 2022, we had an accumulated deficit of $1,201.4 million. We may require additional capital resources to execute strategic initiatives to grow our business. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing and international operations, and the continuing market acceptance of our subscriptions and services. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Net cash used in operating activities	$ (157,333)	$ (105,060)	$ (82,057)
Net cash used in investing activities	$ (865,805)	$ (400,583)	$ (176,859)
Net cash provided by financing activities	$ 82,241	$ 1,844,514	$ 276,758

Cash Flows from Operating Activities

We generally invoice our customers annually in advance for our term-based licenses and typically annually in advance or monthly in arrears for our SaaS offering. Our largest source of operating cash is payments received from our customers. We have in the past and expect in the future to experience seasonality, with the fourth quarter historically being our strongest quarter for sales to customers as a result of large enterprise buying patterns. Accordingly, the operating cash flow benefit from increased collections from our customers generally occurs in the subsequent one to two quarters after billing. We expect seasonality, timing of billings, and collections from our customers to have a material impact on our cash flow from operating activities from period to period. Our primary uses of cash from operating activities are for personnel-related expenses, third-party cloud infrastructure costs, sales and marketing expenses, and overhead expenses.

Cash used in operating activities of $157.3 million for the year ended December 31, 2022 primarily consisted of our net loss of $452.6 million, adjusted for non-cash charges of $327.3 million, and net cash outflows of $32.1 million from changes in our operating assets and liabilities. Our non-cash charges included $277.7 million of stock-based compensation expense, net of amounts capitalized, $37.3 million of amortization of deferred contract acquisition costs, $8.6 million of non-cash operating lease costs, and $7.6 million for depreciation and amortization expense, partially offset by $8.9 million of net accretion of discounts and amortization of premiums on marketable securities. The main drivers of the changes in operating assets and liabilities were a $62.8 million increase in deferred contract acquisition costs due to our increased sales, a $42.1 million increase in accounts receivable due to overall growth of our sales and our expanding customer base, and a $17.9 million increase in prepaid expenses and other assets primarily driven by prepaid third-party cloud infrastructure costs, partially offset by a $76.4 million increase in deferred revenue corresponding with our increased sales and a $13.6 million increase in accounts payable due to timing of payments.

Cash used in operating activities of $105.1 million for the year ended December 31, 2021 primarily consisted of our net loss of $342.8 million, adjusted for non-cash charges of $215.9 million, and net cash inflows of $21.9 million from changes in our operating assets and liabilities. Our non-cash charges included $155.6 million of stock-based compensation expense, net of amounts capitalized, $26.7 million of amortization of deferred contract acquisition costs, $13.3 million of Class A common stock charitable donation expense, and $11.0 million of non-cash operating lease costs. The main drivers of the changes in operating assets and liabilities were an $87.3 million increase in deferred revenue corresponding with our increased sales and a $61.1 million increase in accrued expenses and other liabilities due to timing of payments, increased headcount, growth in our business, and employee contributions under the 2021 ESPP, partially offset by a $57.9 million increase in deferred contract acquisition costs due to our increased sales, a $32.5 million increase in accounts receivable due to overall growth of our sales and our expanding customer base, and a $31.4 million increase in prepaid expenses and other assets primarily driven by prepaid third-party cloud infrastructure costs and prepaid insurance as a result of becoming a public company.

Cash Flows from Investing Activities

Cash used in investing activities of $865.8 million for the year ended December 31, 2022 was primarily due to purchases of marketable securities of $2,051.9 million and capitalized internal-use software development costs of $10.3 million, partially offset by maturities of marketable securities of $1,200.6 million.

Cash used in investing activities of $400.6 million for the year ended December 31, 2021 was primarily due to purchases of marketable securities of $663.6 million, capitalized internal-use software development costs of $5.3 million, and purchases of property and equipment of $3.6 million, partially offset by maturities of marketable securities of $271.9 million.

Cash Flows from Financing Activities

Cash provided by financing activities of $82.2 million for the year ended December 31, 2022 was primarily due to $42.9 million in proceeds from the issuance of common stock upon exercises of stock options and $40.9 million in proceeds from the issuance of common stock under our employee stock purchase plan.

Cash provided by financing activities of $1,844.5 million for the year ended December 31, 2021 was primarily due to $1,081.3 million in proceeds from the issuance of the 2027 Notes, net of issuance costs, $786.6 million in proceeds from our IPO, net of underwriting discounts and commissions, and $71.2 million in proceeds from the issuance of common stock upon exercises of stock options, partially offset by $91.0 million used to purchase capped calls and $3.1 million of payments of deferred offering costs.

Critical Accounting Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policy and estimate described below involves a greater degree of judgment and complexity and therefore is the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

See Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information regarding our significant accounting policies over revenue recognition.

Our contracts with customers often contain multiple performance obligations. For these contracts, we allocate the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. We consider our determination of SSP to be a critical accounting estimate. SSP is established based on multiple factors, including prices at which we separately sell standalone subscriptions and services. In cases where directly observable standalone sales are not available, such as when license and PCS are not sold on a standalone basis, we establish the SSP by using information such as the historical selling price of performance obligations in similar transactions, market conditions, and our pricing practices, which can require significant judgment and are subject to change based on continuous reevaluation. There may be more than one SSP for individual subscriptions and services due to the stratification of subscription support tiers and services. We also consider if there are any additional material rights inherent in a contract, and if so, we allocate revenue to the material right as a performance obligation.

Recent Accounting Pronouncements

See Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We have operations both within the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest Rate Risk

As of December 31, 2022, we had $1,926.8 million of cash, cash equivalents, and marketable securities in a variety of securities, including money market funds, corporate notes and bonds, commercial paper, U.S. agency obligations, and U.S. treasury securities. Our cash, cash equivalents, and marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. The effect of a hypothetical 10% relative change in interest rates would not have a material impact on the fair value of our cash equivalents and marketable securities as of December 31, 2022.

In December 2021, we issued $1.1 billion aggregate principal amount of 0% convertible senior notes due 2027 (the "2027 Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The fair value of the 2027 Notes are subject to market risk and other factors due to the conversion feature. The fair value of the 2027 Notes will generally increase as our Class A common stock price increases, and will generally decrease as our Class A common stock price declines. The market value changes affect the fair value of the 2027 Notes, but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation. Additionally, we carry the 2027 Notes at face value less unamortized debt issuance costs on our consolidated balance sheet, and we present the fair value for required disclosure purposes only.

Foreign Currency Risk

Our reporting currency and the functional currency of our wholly-owned foreign subsidiaries is the U.S. dollar. All of our sales contracts are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. A portion of our operating expenses is incurred outside the United States and denominated in foreign currencies and is subject to fluctuations due to changes in foreign exchange rates.

To reduce the impact of foreign currency fluctuations, we established a hedging program in December 2022. See Note 2 and Note 5 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements.

The effect of a hypothetical 10% relative change in foreign exchange rates, after considering our hedging program, would not have a material impact on our financial condition, results of operations, or cash flows for the periods presented. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign exchange rates.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Confluent, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Confluent, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Development of Standalone Selling Price and Allocation of the Transaction Price to Performance Obligations

As described in Notes 2 and 9 to the consolidated financial statements, subscription revenue was $535 million for the year ended December 31, 2022. The Company's contracts with customers often contain multiple performance obligations. For these contracts, management allocates the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. SSP is established based on multiple factors, including prices at which the Company separately sells standalone subscriptions and services. In cases where directly observable standalone sales are not available, such as when license and post contract support are not sold on a standalone basis, management establishes the SSP by using information such as the historical selling price of performance obligations in similar transactions, market conditions, and the Company's pricing practices, which can require significant judgment and are subject to change based on continuous reevaluation. There may be more than one SSP for individual subscriptions and services due to the stratification of subscription support tiers and services. Management also considers if there are any additional material rights inherent in a contract, and if so, allocates revenue to the material right as a performance obligation.

The principal considerations for our determination that performing procedures relating to the development of SSP and allocation of the transaction price to performance obligations is a critical audit matter are (i) the significant judgment by management when developing the estimates of SSP for certain of the Company's performance obligations and allocating the transaction price and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to prices at which the Company separately sells standalone subscriptions and services, and in cases where directly observable standalone sales are not available, historical selling price of performance obligations in similar transactions and the Company's pricing practices.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over developing estimates of SSP and allocating the transaction price to the individual performance obligations. These procedures also included, among others (i) testing management's process for developing the estimates of SSP; (ii) evaluating the appropriateness of the overall methodology used by management to develop the estimates; (iii) evaluating the reasonableness of significant assumptions related to prices at which the Company separately sells standalone subscriptions and services, and in cases where directly observable standalone sales are not available, historical selling price of performance obligations in similar transactions and the Company's pricing practices; (iv) testing the completeness and accuracy of the underlying data used in the methodology; and (v) testing the accuracy of management's calculations of estimated selling prices and allocation of transaction prices. Evaluating management's significant assumptions related to prices at which the Company separately sells standalone subscription and services, and in the cases where directly observable standalone sales are not available, historical selling price of performance obligations in similar transactions and the Company's pricing practices involved evaluating whether the assumptions used by management were reasonable considering (i) the historical selling prices of standalone subscription and services and similar transactions; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP
San Francisco, California
February 27, 2023

We have served as the Company's auditor since 2018.

Confluent, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

		December 31, 2022		December 31, 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	435,781	$	1,375,932
Marketable securities		1,491,044		640,085
Accounts receivable, net		178,188		137,491
Deferred contract acquisition costs		35,883		27,646
Prepaid expenses and other current assets		57,229		44,919
Total current assets		2,198,125		2,226,073
Property and equipment, net		29,089		14,428
Operating lease right-of-use assets		29,478		37,281
Deferred contract acquisition costs, non-current		68,401		51,178
Other assets, non-current		19,756		13,769
Total assets	$	2,344,849	$	2,342,729
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	21,439	$	7,591
Accrued expenses and other liabilities		102,755		98,974
Operating lease liabilities		7,375		9,236
Deferred revenue		290,185		220,920
Liability for early exercise of unvested stock options		2,576		11,467
Total current liabilities		424,330		348,188
Operating lease liabilities, non-current		25,136		31,645
Deferred revenue, non-current		32,644		25,557
Convertible senior notes, net		1,084,500		1,080,701
Other liabilities, non-current		8,762		6,357
Total liabilities		1,575,372		1,492,448
Commitments and contingencies (Note 8)				

	December 31, 2022	December 31, 2021
Stockholders' equity:		
Preferred stock, par value of $0.00001 per share; 10,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021	-	-
Class A common stock, par value of $0.00001 per share; 1,000,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 172,483,134 and 116,728,968 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	2	1
Class B common stock, par value of $0.00001 per share; 500,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 116,901,046 and 155,072,914 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	1	2
Additional paid-in capital	1,980,335	1,599,962
Accumulated other comprehensive loss	(9,456)	(830)
Accumulated deficit	(1,201,405)	(748,854)
Total stockholders' equity	769,477	850,281
Total liabilities and stockholders' equity	$ 2,344,849	$ 2,342,729

See accompanying notes to the consolidated financial statements.

Confluent, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,					
	2022		**2021**		**2020**	
Revenue:						
Subscription	$	535,009	$	347,099	$	208,633
Services		50,935		40,765		27,944
Total revenue		585,944		387,864		236,577
Cost of revenue:						
Subscription		146,324		94,860		49,283
Services		56,091		42,432		26,193
Total cost of revenue		202,415		137,292		75,476
Gross profit		383,529		250,572		161,101
Operating expenses:						
Research and development		264,041		161,925		105,399
Sales and marketing		456,452		319,331		166,361
General and administrative		125,710		108,936		122,516
Total operating expenses		846,203		590,192		394,276
Operating loss		(462,674)		(339,620)		(233,175)
Other income (expense), net		16,416		(7)		3,140
Loss before income taxes		(446,258)		(339,627)		(230,035)
Provision for (benefit from) income taxes		6,293		3,174		(207)
Net loss	$	(452,551)	$	(342,801)	$	(229,828)
Net loss per share, basic and diluted	$	(1.62)	$	(1.82)	$	(2.21)
Weighted-average shares used to compute net loss per share, basic and diluted		280,080,357		188,627,720		104,218,082

See accompanying notes to the consolidated financial statements.

Confluent, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,					
	2022		**2021**		**2020**	
Net loss	$	(452,551)	$	(342,801)	$	(229,828)
Other comprehensive (loss) income, net of tax:						
Net unrealized (loss) gain on marketable securities		(9,279)		(1,058)		31
Net unrealized gain on derivative instruments		653		-		-
Other comprehensive (loss) income, net of tax		(8,626)		(1,058)		31
Total comprehensive loss	$	(461,177)	$	(343,859)	$	(229,797)

See accompanying notes to the consolidated financial statements.

Confluent, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands, except share data)

	Redeemable Convertible Preferred Stock Shares	Amount	Convertible Founder Stock Shares	Amount	Common Stock Shares	Amount	Class A and Class B Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances as of January 1, 2020	90,624,091	$ 205,784	7,920,000	$ -	98,636,479	$ 1	-	$ -	$ 45,262	$ 197	$ (176,225)	$ (130,765)
Issuance of common stock upon early exercise of unvested options, net of repurchases	-	-	-	-	1,400,335	-	-	-	-	-	-	-
Vesting of early exercised options	-	-	-	-	-	-	-	-	7,030	-	-	7,030
Issuance of common stock upon exercise of vested options	-	-	-	-	9,411,029	-	-	-	12,430	-	-	12,430
Stock-based compensation	-	-	-	-	-	-	-	-	143,888	-	-	143,888
Issuance of Series E redeemable convertible preferred stock, net of issuance costs	17,369,577	259,815	-	-	-	-	-	-	-	-	-	-
Conversion of convertible founder stock for Series E redeemable convertible preferred stock	7,284,182	109,035	(7,284,182)	-	-	-	-	-	(109,035)	-	-	(109,035)
Other comprehensive income, net of tax	-	-	-	-	-	-	-	-	-	31	-	31
Net loss	-	-	-	-	-	-	-	-	-	-	(229,828)	(229,828)
Balances as of December 31, 2020	115,277,850	574,634	635,818	-	109,447,843	1	-	-	99,575	228	(406,053)	(306,249)
Issuance of common stock upon early exercise of unvested options, net of repurchases	-	-	-	-	2,447,573	-	1,104	-	-	-	-	-
Vesting of early exercised options	-	-	-	-	-	-	-	-	10,235	-	-	10,235
Issuance of common stock upon exercise of vested options	-	-	-	-	7,072,147	-	13,021,053	1	51,792	-	-	51,793
Vesting of restricted stock units	-	-	-	-	-	-	648,494	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	158,249	-	-	158,249
Reclassification of common stock to Class B common stock upon initial public offering	-	-	-	-	(118,967,563)	(1)	118,967,563	1	-	-	-	-
Conversion of redeemable convertible preferred and founder stock to Class B common stock upon initial public offering	(115,277,850)	(574,634)	(635,818)	-	-	-	115,913,668	1	574,633	-	-	574,634
Issuance of Class A common stock upon initial public offering, net of underwriting discounts and commissions and other issuance costs	-	-	-	-	-	-	23,000,000	-	783,158	-	-	783,158
Issuance of Class A common stock pursuant to charitable donation	-	-	-	-	-	-	250,000	-	13,290	-	-	13,290
Purchase of capped calls	-	-	-	-	-	-	-	-	(90,970)	-	-	(90,970)
Other comprehensive loss, net of tax	-	-	-	-	-	-	-	-	-	(1,058)	-	(1,058)
Net loss	-	-	-	-	-	-	-	-	-	-	(342,801)	(342,801)
Balances as of December 31, 2021	-	-	-	-	-	-	271,801,882	3	1,599,962	(830)	(748,854)	850,281
Issuance of common stock upon early exercise of unvested options	-	-	-	-	-	-	59,185	-	-	-	-	-
Repurchases of unvested options	-	-	-	-	-	-	(157,672)	-	-	-	-	-
Vesting of early exercised options	-	-	-	-	-	-	-	-	11,467	-	-	11,467
Issuance of common stock upon exercise of vested options	-	-	-	-	-	-	12,139,056	-	42,767	-	-	42,767
Vesting of restricted stock units	-	-	-	-	-	-	4,155,049	-	-	-	-	-
Issuance of common stock under employee stock purchase plan	-	-	-	-	-	-	1,386,680	-	40,939	-	-	40,939
Stock-based compensation	-	-	-	-	-	-	-	-	285,200	-	-	285,200
Other comprehensive loss, net of tax	-	-	-	-	-	-	-	-	-	(8,626)	-	(8,626)
Net loss	-	-	-	-	-	-	-	-	-	-	(452,551)	(452,551)
Balances as of December 31, 2022	-	$ -	-	$ -	-	$ -	289,384,180	3	$ 1,980,335	(9,456)	$ (1,201,405)	$ 769,477

See accompanying notes to the consolidated financial statements.

Confluent, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (452,551)	$ (342,801)	$ (229,828)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	7,620	3,632	1,567
Net (accretion) amortization of (discounts) premiums on marketable securities	(8,891)	2,270	1,294
Amortization of debt issuance costs	3,799	187	-
Amortization of deferred contract acquisition costs	37,339	26,697	16,029
Non-cash operating lease costs	8,608	10,990	11,911
Common stock charitable donation expense	-	13,290	-
Stock-based compensation, net of amounts capitalized	277,656	155,624	143,341
Deferred income taxes	(237)	1,335	(1,335)
Other	1,384	1,828	710
Changes in operating assets and liabilities:			
Accounts receivable	(42,080)	(32,516)	(41,612)
Deferred contract acquisition costs	(62,801)	(57,924)	(38,129)
Prepaid expenses and other assets	(17,850)	(31,366)	(14,368)
Accounts payable	13,580	6,143	(327)
Accrued expenses and other liabilities	9,948	61,132	15,837
Operating lease liabilities	(9,209)	(10,866)	(11,224)
Deferred revenue	76,352	87,285	64,077
Net cash used in operating activities	(157,333)	(105,060)	(82,057)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capitalization of internal-use software costs	(10,334)	(5,342)	(3,610)
Purchases of marketable securities	(2,051,908)	(663,595)	(329,616)
Sales of marketable securities	-	-	4,988
Maturities of marketable securities	1,200,558	271,942	152,419
Purchases of property and equipment	(4,121)	(3,600)	(1,040)
Other	-	12	-
Net cash used in investing activities	(865,805)	(400,583)	(176,859)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from initial public offering, net of underwriting discounts and commissions	-	786,600	-
Proceeds from issuance of common stock upon exercise of vested options	42,461	51,737	12,376
Proceeds from issuance of common stock upon early exercise of unvested options	416	19,454	4,765
Repurchases of unvested options	(789)	(482)	(87)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	-	-	259,815
Payments of deferred offering costs	-	(3,125)	(111)
Proceeds from convertible senior notes, net of issuance costs	(786)	1,081,300	-
Payment for purchase of capped calls	-	(90,970)	-
Proceeds from issuance of common stock under employee stock purchase plan	40,939	-	-
Net cash provided by financing activities	82,241	1,844,514	276,758
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(4)	5	(7)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(940,901)	1,338,876	17,835
Cash, cash equivalents, and restricted cash at beginning of period	1,376,682	37,806	19,971
Cash, cash equivalents, and restricted cash at end of period	$ 435,781	$ 1,376,682	$ 37,806

	Year Ended December 31,					
		2022		**2021**		**2020**
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown above:						
Cash and cash equivalents	$	435,781	$	1,375,932	$	36,789
Restricted cash included in other assets, current and non-current		-		750		1,017
Total cash, cash equivalents, and restricted cash	$	435,781	$	1,376,682	$	37,806
Supplementary cash flow disclosures:						
Cash paid for:						
Income taxes	$	5,529	$	2,168	$	960
Non-cash investing and financing activities:						
Stock-based compensation capitalized as internal-use software costs	$	7,544	$	2,625	$	547
Right-of-use assets obtained in exchange for new operating lease liabilities	$	998	$	813	$	-
Property and equipment included in accounts payable and accrued expenses and other liabilities	$	-	$	-	$	203
Issuance of common stock upon exercise of vested options included in prepaid expenses and other current assets	$	-	$	55	$	54
Vesting of early exercised stock options	$	11,467	$	10,235	$	7,030
Conversion of convertible founder stock for Series E redeemable convertible preferred stock	$	-	$	-	$	109,035
Unpaid deferred offering costs	$	-	$	-	$	36
Convertible senior notes issuance costs included in accrued expenses and other liabilities	$	-	$	786	$	-

See accompanying notes to the consolidated financial statements.

Confluent, Inc.
Notes to Consolidated Financial Statements

1. Organization and Description of Business

Description of Business

Confluent, Inc. ("Confluent" or the "Company") created a data infrastructure platform focused on data in motion. Confluent's platform allows customers to connect their applications, systems, and data layers and can be deployed either as a self-managed software offering, Confluent Platform, or as a fully-managed cloud-native software-as-a-service ("SaaS") offering, Confluent Cloud. Confluent also offers professional services and education services. The Company was incorporated in the state of Delaware in September 2014 and is headquartered in California with various other global office locations.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the presentation of the current year consolidated financial statements. These reclassifications had no effect on consolidated net loss, stockholders' equity, or cash flows as previously reported.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, the standalone selling price ("SSP") for each distinct performance obligation included in customer contracts, deferred contract acquisition costs and their period of benefit, valuation of stock-based awards, the fair value of the Company's common stock prior to its initial public offering ("IPO") in June 2021, capitalization and estimated useful life of internal-use software, the incremental borrowing rate used to measure operating lease liabilities, and accounting for income taxes.

The Company bases its estimates on historical and anticipated results, trends, and various other assumptions that it believes are reasonable under the circumstances. Estimates and assumptions about future events and their effects, including the impact of the COVID-19 pandemic and global macroeconomic conditions, cannot be determined with certainty and therefore require the exercise of judgment. Actual results could differ from those estimates and any such differences may be material to the Company's consolidated financial statements.

Functional Currency

The reporting currency of the Company is the U.S. dollar. The U.S. dollar is the functional currency for all subsidiaries, and therefore, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at exchange rates at the balance sheet date, and foreign currency denominated non-monetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), net in the consolidated statements of operations. Net foreign exchange losses were $2.5 million for the year ended December 31, 2022 and not material for the years ended December 31, 2021 and 2020.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market funds, U.S. treasury securities, U.S. agency obligations, and commercial paper with remaining maturities at the date of purchase of three months or less, to be cash equivalents.

Marketable Securities

The Company's marketable securities consist of corporate notes and bonds, commercial paper, U.S. agency obligations, U.S. treasury securities, and municipal bonds. The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale securities. The Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its marketable securities within current assets.

Available-for-sale securities are recorded at fair value each reporting period, and are adjusted for amortization of premiums and accretion of discounts to maturity and such amortization and accretion are included in other income (expense), net in the consolidated statements of operations.

Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations. Unrealized gains are reported as a separate component of accumulated other comprehensive income (loss) on the consolidated balance sheets until realized.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell the security or it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis. If either of these criteria is met, the security's amortized cost basis is written down to fair value through other income (expense), net in the consolidated statements of operations. If neither of these criteria is met, the Company evaluates whether the decline in fair value below amortized cost is due to credit or non-credit related factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. Credit related unrealized losses are recognized as an allowance for expected credit losses of available-for-sale debt securities on the consolidated balance sheets with a corresponding charge in other income (expense), net in the consolidated statements of operations. Non-credit related unrealized losses are included in accumulated other comprehensive income (loss).

Restricted Cash

Restricted cash represents cash deposits with financial institutions in support of letters of credit outstanding in favor of certain landlords related to non-cancelable operating lease agreements to leased office spaces. Restricted cash is presented in prepaid expenses and other current assets for leases that expire within one year and in other assets, non-current for leases that expire more than one year from the balance sheet date.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

- Level 1 Inputs: Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 Inputs: Observable inputs other than quoted prices included in Level 1, such as quoted prices in less active markets or model-derived valuations that are observable either directly or indirectly.

- Level 3 Inputs: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's financial instruments consist of cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, derivative instruments, and convertible senior notes. Cash equivalents and marketable securities are recorded at fair value. Accounts receivable, accounts payable, and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. See Note 4 for further details regarding the fair value of the Company's derivative instruments and convertible senior notes.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable on the consolidated balance sheets consists of trade accounts receivable and unbilled receivables, net of an allowance for expected credit losses. Trade accounts receivable are stated at the invoiced amount and consist of amounts currently due from customers. Unbilled receivables represent revenue recognized in excess of invoiced amounts for the Company's unconditional right to consideration in exchange for goods or services that the Company has transferred to the customer, such that only the passage of time is required before payment of consideration is due. The unbilled receivables balance was $51.3 million and $32.3 million as of December 31, 2022 and 2021, respectively.

Accounts receivable are reduced by an allowance for expected credit losses. The allowance for expected credits losses represents the best estimate of lifetime expected credit losses against the existing accounts receivable, inclusive of unbilled receivables, based on certain factors including the age of the receivable balance, past collection experience with the customer, historical write-off experience, credit quality of the customer, current economic conditions, and reasonable and supportable forecasts of future economic conditions. Accounts receivable deemed uncollectible are written off against the allowance for expected credit losses when identified and the Company no longer actively pursues collection of the receivable. The Company's allowance for expected credit losses was not material as of December 31, 2022 and 2021. Additions to and write-offs against the allowance for expected credit losses were not material for the years ended December 31, 2022, 2021, and 2020.

Derivative Instruments and Hedging

The Company enters into foreign currency forward contracts with certain financial institutions to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. All of the Company's foreign currency forward contracts are designated as cash flow hedges. The foreign currency forward contracts generally have maturities of 13 months or less.

The Company recognizes all forward contracts as either assets or liabilities on the consolidated balance sheets at fair value. Gains and losses on each forward contract are initially reported as a component of accumulated other comprehensive income (loss) ("AOCI"), and subsequently reclassified into cost of revenue or operating expense in the same period, or periods, during which the hedged transaction affects earnings. The Company evaluates the effectiveness of its cash flow hedges on a quarterly basis and does not exclude any component of the changes in fair value of the derivative instruments for effectiveness testing purposes. The Company classifies cash flows related to its cash flow hedges as operating activities in its consolidated statements of cash flows.

The Company has master netting agreements with each of its counterparties, which permit net settlement of multiple, separate derivative contracts with a single payment. The Company does not have collateral requirements with any of its counterparties. Although the Company is allowed to present the fair value of derivative instruments on a net basis according to master netting arrangements, the Company has elected to present its derivative instruments on a gross basis in the consolidated financial statements. The Company does not use derivative instruments for trading or speculative purposes.

Concentration of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, restricted cash, marketable securities, accounts receivable, and derivative instruments. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company invests its excess cash in highly rated money market funds and in marketable securities. The Company extends credit to customers in the normal course of business. The Company maintains an allowance for expected credit losses on customers' accounts when deemed necessary. The Company mitigates its counterparty credit risk related to derivative instruments by transacting with major financial institutions with high credit ratings.

No customer represented 10% or greater of total revenue for the years ended December 31, 2022, 2021, and 2020. No customer represented 10% or greater of gross accounts receivable as of December 31, 2022 and 2021.

Deferred Contract Acquisition Costs

The Company capitalizes incremental costs of obtaining a contract with a customer if such costs are recoverable. Such costs primarily consist of sales commissions earned by the Company's sales force and the associated payroll taxes. Sales commissions for new revenue contracts, including incremental sales to existing customers, are deferred and then amortized over an estimated period of benefit, which the Company has determined to be five years. To determine the period of benefit, the Company has considered its technology development cycle, the cadence of software releases, the nature of its customer contracts, the duration of customer relationships, and the expected renewal period. Sales commissions for renewal contracts (which are not considered commensurate with sales commissions for new revenue contracts and incremental sales to existing customers) are deferred and then amortized over the renewal contract term.

Amortization of deferred contract acquisition costs is included in sales and marketing expenses in the consolidated statements of operations. The Company periodically reviews the carrying amount of deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. The Company did not recognize any impairment of deferred contract acquisition costs during the years ended December 31, 2022, 2021, and 2020.

Capitalized Software Costs

Software development costs for software to be sold, leased, or otherwise marketed are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established upon the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Costs to develop software that is marketed externally have not been capitalized as the current software development process is essentially completed concurrently with the establishment of technological feasibility and were not material for the periods presented. As such, all related software development costs are expensed as incurred and included in research and development expenses in the consolidated statements of operations.

Costs related to software acquired, developed, or modified solely to meet the Company's internal requirements are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post-implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized within property and equipment, net on the consolidated balance sheets. Amortization is computed using the straight-line method over the estimated useful life of the capitalized software asset, which is generally 3 years. The amortization of internal-use software costs is included in cost of revenue in the consolidated statements of operations. The Company evaluates the useful life of these assets on a periodic basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The Company did not recognize any impairment of capitalized internal-use software costs during the years ended December 31, 2022, 2021, and 2020.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. The estimated lives of the Company's assets are as follows:

	Useful Lives
Computers, equipment, and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the remaining lease term or useful life

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the consolidated financial statements and any resulting gain or loss is reflected in the consolidated statements of operations. There were no material gains or losses incurred as a result of retirement or sale during the years ended December 31, 2022, 2021, and 2020.

Leases

Leases arise from contractual obligations that convey the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. The Company determines if a contract is, or contains, a lease at contract inception. All of the Company's leases are operating leases and are included in operating lease right-of-use assets, operating lease liabilities, and operating lease liabilities, non-current on the consolidated balance sheets.

The Company accounts for lease components and non-lease components as a single lease component for all leases. The Company has elected an accounting policy to not recognize short-term leases, which have a lease term of twelve months or less, on the consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term discounted using the Company's incremental borrowing rate. Operating lease right-of-use assets also include any lease payments made and exclude lease incentives. As the Company's leases do not provide an implicit rate, the incremental borrowing rate used is estimated based on what the Company would have to pay on a collateralized basis in the currency in which the arrangement is denominated over a similar term as the lease. Lease payments include fixed payments and variable payments based on an index or rate, if any, and are recognized as lease expense on a straight-line basis over the term of the lease. The lease term includes options to extend or terminate the lease when it is reasonably certain they will be exercised. Variable lease payments not based on a rate or index are expensed as incurred.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and operating lease right-of-use assets, for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such comparison indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. There were no impairment charges related to long-lived assets during the years ended December 31, 2022, 2021, and 2020.

In addition to the recoverability assessment, the Company periodically reviews the remaining estimated useful lives of its property and equipment. If the estimated useful life assumption for any asset is changed due to new information, the remaining unamortized balance would be depreciated or amortized over the revised estimated useful life on a prospective basis.

Convertible Senior Notes

The Company accounts for its convertible senior notes wholly as debt. Debt issuance costs incurred in connection with the issuance of the Company's convertible senior notes are reflected in the consolidated balance sheets as a direct deduction from the carrying amount of the outstanding convertible senior notes. These costs are amortized as interest expense using the effective interest rate method over the contractual term of the convertible senior notes and is included within other income (expense), net on the consolidated statements of operations.

Deferred Revenue

Deferred revenue, which is a contract liability, primarily consists of customer billings or payments received in advance of revenue being recognized from the Company's subscription and services contracts. The Company generally invoices customers annually in advance for its term-based licenses and typically annually in advance or monthly in arrears for its SaaS offering. Typical payment terms range from net 30 to net 60 days of the invoice date. Deferred revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as deferred revenue within current liabilities and the remaining portion is recorded as deferred revenue, non-current. The Company records deferred revenue upon the right to invoice or when payments have been received for subscriptions or services not delivered. Deferred revenue does not necessarily represent the total contract value of the related agreements.

Revenue Recognition

The Company generates revenue from the sale of subscriptions and services. Subscription revenue consists of revenue from term-based licenses that include post-contract customer support, maintenance, and upgrades, referred to together as PCS, which the Company refers to as Confluent Platform, and the Company's SaaS offering, which the Company refers to as Confluent Cloud. Confluent Cloud customers may purchase subscriptions either without a minimum commitment contract on a month-to-month basis, which the Company refers to as pay-as-you-go, or under a usage-based minimum commitment contract of at least one year in duration, in which customers commit to a fixed minimum monetary amount at specified per-usage rates. Revenue from the Company's pay-as-you-go arrangements was an immaterial portion of subscription revenue during the years ended December 31, 2022, 2021, and 2020. The Company primarily enters into subscription contracts with one-year terms, and subscription contracts are generally non-cancelable and non-refundable, although customers can terminate for breach if the Company materially fails to perform. Services revenue consists of revenue from professional services and education services. The Company generates sales of its subscriptions and services through its sales teams, self-service channel, and partner ecosystem, including the major cloud provider marketplaces.

The consolidated financial statements reflect the Company's accounting for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, the Company recognizes revenue when its customers obtain control of promised subscriptions or services in an amount that reflects the consideration that the Company expects to receive in exchange for those subscriptions or services. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the following steps are performed:

(i)   identification of the contract with a customer

The Company generally contracts with customers through order forms, which are governed by master sales agreements, and through cloud provider marketplaces. The Company determines that it has a contract with a customer when the contract is approved, each party's rights regarding the subscriptions or services to be transferred and the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit, and financial or other information pertaining to the customer.

When a contract is entered into, the Company evaluates whether the contract is part of a larger arrangement and should be accounted for with other contracts and whether the combined or single contract includes more than one performance obligation.

(ii)   identification of the performance obligations in the contract

Performance obligations are identified based on the subscriptions and services that will be transferred to the customer that are both (1) capable of being distinct, whereby the customer can benefit from the subscriptions or services either on their own or together with other resources that are readily available from third parties or from the Company, and (2) are distinct in the context of the contract, whereby the transfer of the subscriptions and services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised subscriptions or services, the Company applies judgment to determine whether promised subscriptions or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, or if performance obligations follow the same pattern of recognition, the promised subscriptions or services are accounted for as a combined performance obligation. The Company has concluded that its contracts with customers do not contain warranties that give rise to a separate performance obligation.

(iii)   measurement of the transaction price

The transaction price is the total amount of consideration the Company expects to be entitled to in exchange for the subscriptions and services in a contract. The transaction price in a usage-based SaaS contract is typically equal to the minimum commitment in the contract, less any discounts provided. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company's contracts do not contain a significant financing component.

(iv)   allocation of the transaction price to the performance obligations;

If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price using a relative SSP allocation based on the SSPs of each performance obligation. Determining the relative SSP for contracts that contain multiple performance obligations is a critical accounting estimate. The Company establishes each SSP based on multiple factors, including prices at which the Company separately sells standalone subscriptions and services. In cases where directly observable standalone sales are not available, such as when license and PCS are not sold on a standalone basis, the Company establishes SSP by using information such as historical selling price of performance obligations in similar transactions, market conditions, and the Company's pricing practices, which can require significant judgment and are subject to change based on continuous reevaluation. There may be more than one SSP for individual subscriptions and services due to the stratification of subscription support tiers and services. The Company also considers if there are any additional material rights inherent in a contract, and if so, it allocates revenue to the material right as a performance obligation.

(v)   recognition of revenue when the Company satisfies each performance obligation;

The Company recognizes revenue at the time the related performance obligation is satisfied, in an amount that reflects the consideration it expects to be entitled to in exchange for those subscriptions or services. The Company records its revenue net of any withholding, value added or sales tax, as well as any discounts or marketing development funds.

Subscription Revenue

The Company's subscription revenue includes revenue from Confluent Platform for licenses sold in conjunction with PCS. The license provides the right to use licensed proprietary software features, which represents significant standalone functionality and is therefore deemed a distinct performance obligation. License revenue is recognized at a point in time, upon delivery and transfer of control of the underlying license to the customer, which is typically the effective start date. Revenue from PCS is based on its continuous pattern of transfer to the customer and therefore is recognized ratably over the contract term.

The Company's subscription revenue also includes revenue from Confluent Cloud for its usage-based minimum commitment contracts and pay-as-you-go arrangements, which is recognized on a usage basis, as usage represents a direct measurement of the value to the customer of the subscription transferred as of a particular date relative to the total value to be delivered over the term of the contract.

Services Revenue

The Company's services revenue includes revenue from professional services and education services, which are generally sold on a time-and-materials basis. The Company recognizes the associated revenue as services are delivered.

Cost of Revenue

Cost of Subscription Revenue

Cost of subscription revenue primarily includes personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, for employees associated with customer support and maintenance, third-party cloud infrastructure costs, amortization of internal-use software, and allocated overhead.

Cost of Services Revenue

Cost of services revenue primarily includes personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, for employees associated with professional services and education services, costs for third-party contractors and partners who supplement our services delivery team, and allocated overhead.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, net of amounts capitalized, third-party cloud infrastructure expenses incurred in developing the Company's offering, software and subscription services dedicated for use by the Company's research and development organization, contractor and professional services fees, and allocated overhead.

Advertising Costs

Advertising costs are expensed as incurred or when the advertising first takes place, based on the nature of the advertising, and are recorded in sales and marketing expenses in the consolidated statements of operations. Advertising expense was $28.7 million, $26.7 million, and $10.9 million, for the years ended December 31, 2022, 2021, and 2020, respectively.

Stock-Based Compensation

The Company records compensation expense in connection with all stock-based awards, including stock options and restricted stock units ("RSUs") granted to employees and non-employees and stock purchase rights granted under the Employee Stock Purchase Plan ("ESPP") to employees, based on the fair value of the awards granted. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and ESPP rights on the dates of grant. Calculating the fair value of stock options and ESPP rights using the Black-Scholes model requires certain highly subjective inputs and assumptions including the fair value of the underlying common stock, the expected term of the stock option or ESPP right, and the expected volatility of the price of the Company's common stock. The fair value of each RSU is based on the fair value of the Company's common stock on the date of grant.

For stock-based awards that vest based only on continuous service, stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of four years. For awards with both a service-based and a performance-based vesting condition, stock-based compensation expense is recognized using the accelerated attribution method over the requisite service period, from the time it is probable that the vesting condition will be met through the time the service-based vesting condition has been achieved. The Company has also granted certain options containing a provision whereby vesting is accelerated upon a change in control; stock-based compensation expense for such options is recognized on a straight-line basis over a vesting period of generally four years, as a change in control is considered to be outside of the Company's control and is not considered probable until it occurs. Forfeitures are accounted for as they occur.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax law in effect for the years in which the temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the need to establish such allowances is assessed periodically by considering matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations.

The Company evaluates and accounts for the benefits of uncertain tax positions using a two-step approach. Recognition, step one, occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement, step two, determines the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Net Loss Per Share

The Company computes basic and diluted net loss per share attributable to Class A and Class B common stockholders for the years ended December 31, 2022 and 2021 and basic and diluted net loss per share attributable to common and convertible founder stockholders for the year ended December 31, 2020 using the two-class method required for companies with participating securities. The Company considers all series of its outstanding redeemable convertible preferred stock and unvested common stock to be participating securities as the holders of such securities have non-forfeitable dividend rights in the event that a dividend is paid on common stock. Under the two-class method, net loss is not allocated to redeemable convertible preferred stock and unvested common stock as these securities do not have a contractual obligation to share in the Company's net losses.

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares outstanding during the period, less unvested common stock that is subject to repurchase. Basic and diluted net loss per share were the same for the years ended December 31, 2022, 2021, and 2020, as the inclusion of all potentially dilutive shares was anti-dilutive due to the net loss reported for each period.

Segment and Geographic Information

The Company operates its business as one operating and reportable segment as the Company's chief operating decision maker, the Company's Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. As of December 31, 2022 and 2021, substantially all of the Company's long-lived assets, including property and equipment, net, and operating right-of-use assets were located in the United States. See Note 9 for revenue disaggregated by geographic markets.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, including the Company's accounts receivable and certain other financial instruments, with multiple codification improvement amendments issued more recently. Credit losses related to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for the Company for the year beginning January 1, 2023, though early adoption is permitted. The Company early adopted this guidance effective January 1, 2022 on a modified retrospective basis, and the adoption did not result in any cumulative effect adjustment to its opening accumulated deficit balance.

3. Marketable Securities

The following tables summarize the fair values of the Company's marketable securities (in thousands):

	December 31, 2022			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. treasury securities	$ 1,033,587	$ 68	$ (4,072)	$ 1,029,583
U.S. agency obligations	273,804	17	(3,570)	270,251
Corporate notes and bonds	160,208	9	(2,375)	157,842
Commercial paper	33,526	-	(158)	33,368
Total marketable securities	$ 1,501,125	$ 94	$ (10,175)	$ 1,491,044

	December 31, 2021			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. treasury securities	$ 446,878	$ -	$ (443)	$ 446,435
Corporate notes and bonds	125,845	5	(246)	125,604
U.S. agency obligations	54,122	-	(115)	54,007
Commercial paper	10,995	-	-	10,995
Municipal bonds	3,045	-	(1)	3,044
Total marketable securities	$ 640,885	$ 5	$ (805)	$ 640,085

The following table summarizes the fair values and unrealized losses of the Company's marketable securities, classified by the length of time that the securities have been in a continuous unrealized loss position (in thousands):

| | December 31, 2022 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury securities	$ 566,093	$ (2,892)	$ 167,817	$ (1,180)	$ 733,910	$ (4,072)
U.S. agency obligations	201,846	(2,014)	51,595	(1,556)	253,441	(3,570)
Corporate notes and bonds	90,287	(1,259)	65,579	(1,116)	155,866	(2,375)
Commercial paper	33,368	(158)	-	-	33,368	(158)
Total	$ 891,594	$ (6,323)	$ 284,991	$ (3,852)	$ 1,176,585	$ (10,175)

As of December 31, 2021, available-for-sale marketable securities in an unrealized loss position had a fair value of $618.3 million, none of which were in a continuous unrealized loss position for twelve months or greater.

The Company does not intend to sell these securities and it is more likely than not that the Company will hold these securities until maturity or a recovery of the cost basis. The Company determined that the decline in fair value of these securities was not due to credit-related factors, and no allowance for expected credit losses was recorded as of December 31, 2022. Realized gains and losses were not material for the years ended December 31, 2022, 2021, and 2020.

The following table summarizes the contractual maturities of the Company's marketable securities (in thousands):

| | December 31, 2022 | |
	Amortized Cost	Fair Value
Due within one year	$ 1,240,243	$ 1,233,735
Due after one year through five years	260,882	257,309
Total	$ 1,501,125	$ 1,491,044

4. Fair Value of Financial Instruments

The following tables summarize the Company's financial assets and liabilities that are measured at fair value on a recurring basis (in thousands):

| | December 31, 2022 | | |
	Level 1	Level 2	Total
Assets:			
Cash equivalents:			
Money market funds	$ 367,699	$ -	$ 367,699
U.S. treasury securities	-	12,971	12,971
U.S. agency obligations	-	2,000	2,000
Marketable securities:			
U.S. treasury securities	-	1,029,583	1,029,583
U.S. agency obligations	-	270,251	270,251
Corporate notes and bonds	-	157,842	157,842
Commercial paper	-	33,368	33,368
Derivative instruments:			
Foreign currency forward contracts	-	672	672
Total assets	$ 367,699	$ 1,506,687	$ 1,874,386
Liabilities:			
Derivative instruments:			
Foreign currency forward contracts	$ -	$ 19	$ 19
Total liabilities	$ -	$ 19	$ 19

	December 31, 2021				
	Level 1		Level 2		Total
Assets:					
Cash equivalents:					
U.S. treasury securities	$	-	$	69,999	$	69,999
Money market funds		23,857		-		23,857
Commercial paper		-		4,999		4,999
Marketable securities:					
U.S. treasury securities		-		446,435		446,435
Corporate notes and bonds		-		125,604		125,604
U.S. agency obligations		-		54,007		54,007
Commercial paper		-		10,995		10,995
Municipal bonds		-		3,044		3,044
Total assets	$	23,857	$	715,083	$	738,940

The Company classifies its highly liquid money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its U.S. treasury securities, corporate notes and bonds, U.S. agency obligations, commercial paper, municipal bonds, and foreign currency forward contracts within Level 2 of the fair value hierarchy because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security that may not be actively traded. There were no transfers of financial assets between valuation levels during the years ended December 31, 2022, 2021, and 2020.

As of December 31, 2022 and 2021, the total estimated fair value of the Company's 0% convertible senior notes due 2027 was $837.3 million and $1,206.7 million, respectively. The fair value was determined based on the quoted price of the convertible senior notes in an inactive market on the last trading day of the reporting period and is classified within Level 2 of the fair value hierarchy. See Note 7 for further information on the Company's convertible senior notes.

5. Derivative Instruments and Hedging

In December 2022, the Company implemented a hedging program to manage its exposure to certain foreign currency exchange risks. As of December 31, 2022, the Company's foreign currency forward contracts had an aggregate notional amount of $96.1 million.

The fair value of the derivative instruments on the consolidated balance sheets were as follows (in thousands):

	December 31, 2022				
	Derivative Assets		**Derivative Liabilities**		
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**	
Foreign currency forward contracts	Prepaid expenses and other current assets	$ 672	Accrued expenses and other liabilities	$	19
Total		$ 672		$	19

The following table presents the activity of derivative instruments designated as cash flow hedges and the impact of these derivative contracts on AOCI (in thousands):

	Amount
Balance as of January 1, 2022	$ -
Net gain recognized in other comprehensive income	653
Net gain (loss) reclassified from AOCI to earnings	-
Balance as of December 31, 2022	$ 653

As of December 31, 2022, $0.7 million of net unrealized gains related to the effective portion of changes in the fair value of foreign currency forward contracts designated as cash flow hedges were included in the balance of accumulated other comprehensive loss. The Company expects to reclassify a net gain of $0.7 million associated with the cash flow hedges from accumulated other comprehensive loss into earnings over the next 12 months.

6. Balance Sheet Components

Property and Equipment, Net

The cost and accumulated depreciation and amortization of property and equipment were as follows (in thousands):

	December 31, 2022	December 31, 2021
Computers, equipment, and software	$ 8,794	$ 4,567
Furniture and fixtures	977	1,322
Leasehold improvements	458	459
Capitalized internal-use software costs	25,639	8,024
Construction in progress	5,404	5,140
Property and equipment, at cost	$ 41,272	$ 19,512
Less: Accumulated depreciation and amortization	(12,183)	(5,084)
Property and equipment, net	$ 29,089	$ 14,428

Depreciation and amortization expense was $7.6 million, $3.6 million and $1.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Accrued compensation and benefits	$ 27,799	$ 27,703
Accrued commissions	18,058	13,734
Accrued expenses	16,798	17,452
Employee contributions under employee stock purchase plan	15,283	19,247
Accrued payroll taxes	10,349	8,681
Other liabilities	14,468	12,157
Total accrued expenses and other liabilities	$ 102,755	$ 98,974

7. Convertible Senior Notes

In December 2021, the Company issued $1.1 billion aggregate principal amount of 0% convertible senior notes due 2027 (the "2027 Notes"), including the exercise in full of the initial purchasers' option to purchase up to an additional $100.0 million principal amount of the 2027 Notes, in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The 2027 Notes are general unsecured obligations of the Company and will mature on January 15, 2027, unless earlier converted, redeemed, or repurchased. The 2027 Notes do not bear regular interest, and the principal amount of the 2027 Notes will not accrete. Special interest, if any, will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2022 (if and to the extent that special interest is then payable on the 2027 Notes). The total net proceeds from the offering, after deducting initial purchasers' discounts and debt issuance costs, were $1,080.5 million.

The initial conversion rate is 9.9936 shares of the Company's Class A common stock per $1,000 principal amount of 2027 Notes (equivalent to an initial conversion price of approximately $100.06 per share of the Company's Class A common stock), subject to adjustment as set forth in the indenture governing the 2027 Notes (the "Indenture"). The 2027 Notes are convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding October 15, 2026, only under the following conditions:

(1)   during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the Company's Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the 2027 Notes on each applicable trading day;

(2)   during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of the 2027 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's Class A common stock and the conversion rate for the 2027 Notes on each such trading day;

(3)   if the Company calls such 2027 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the 2027 Notes called (or deemed called) for redemption; or

(4)   upon the occurrence of specified corporate events as set forth in the Indenture.

On or after October 15, 2026, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the 2027 Notes may convert all or any portion of their 2027 Notes at any time, at the option of the holder regardless of the foregoing conditions. Upon conversion, the Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election, in the manner and subject to the terms and conditions provided in the Indenture. In addition, following certain corporate events that occur prior to the maturity date of the 2027 Notes or if the Company delivers a notice of redemption in respect of the 2027 Notes, the Company will, under certain circumstances, increase the conversion rate of the 2027 Notes for a holder who elects to convert its 2027 Notes in connection with such a corporate event or convert its 2027 Notes called (or deemed called) for redemption in connection with such notice of redemption, as the case may be.

During the year ended December 31, 2022, the conditions allowing holders of the 2027 Notes to convert have not been met. The 2027 Notes were therefore not convertible and were classified as long-term debt on the Company's consolidated balance sheets as of December 31, 2022.

The Company may not redeem the 2027 Notes prior to January 20, 2025. The Company may redeem for cash all or any portion of the 2027 Notes (subject to the certain limitations described in the Indenture), at its option, on or after January 20, 2025, if the last reported sale price of the Company's Class A common stock has been at least 130% of the conversion price for the 2027 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. If the Company redeems less than all of the outstanding 2027 Notes, at least $100.0 million aggregate principal amount of 2027 Notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption. No sinking fund is provided for the 2027 Notes.

The Company incurred $19.5 million of debt issuance costs related to the 2027 Notes. These costs are amortized to interest expense included within other income (expense), net on the consolidated statements of operations over the contractual term of the 2027 Notes at an effective interest rate of 0.35%. Amortization of debt issuance costs for the years ended December 31, 2022 and 2021 was $3.8 million and $0.2 million, respectively.

The net carrying amount of the 2027 Notes was as follows (in thousands):

	December 31, 2022	December 31, 2021
Principal	$ 1,100,000	$ 1,100,000
Unamortized debt issuance costs	(15,500)	(19,299)
Net carrying amount	$ 1,084,500	$ 1,080,701

Capped Calls

In connection with the pricing of the 2027 Notes and the exercise in full by the initial purchasers of their option to purchase additional 2027 Notes, the Company entered into capped call transactions with certain of the initial purchasers of the 2027 Notes or their respective affiliates and other financial institutions (the "Capped Calls"). The Capped Calls each have an initial strike price of approximately $100.06 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2027 Notes. The Capped Calls have initial cap prices of $138.02 per share, subject to certain adjustments. The Capped Calls associated with the 2027 Notes cover, subject to anti-dilution adjustments, approximately 11.0 million shares of the Company's Class A common stock. The Capped Calls are expected generally to reduce the potential dilution to the Company's Class A common stock upon any conversion of the 2027 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2027 Notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. For accounting purposes, the Capped Calls are separate transactions and not part of the terms of the 2027 Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders' equity and are not accounted for as derivatives. The cost of $91.0 million incurred to purchase the Capped Calls was recorded as a reduction to additional paid-in capital and will not be remeasured.

8. Commitments and Contingencies

Leases

The Company has entered into non-cancelable operating leases, primarily for the rent of office space expiring at various dates through 2029. Certain lease agreements contain an option for the Company to renew the lease for a term of up to three years or an option to terminate the lease early within three years of lease termination. The Company considers these options in determining the lease term and minimum lease payments on a lease-by-lease basis. None of the Company's lease agreements contain any material non-lease components, material residual value guarantees, or material restrictive covenants.

In 2019, the Company was issued a letter of credit of $8.2 million for its office space in Mountain View, California. No draws have been made under the letter of credit as of December 31, 2022 and 2021.

In addition, the Company subleased certain floors of its unoccupied office space that expired at various dates in 2022. Sublease income is recorded as a reduction of lease expense and was not material for the year ended December 31, 2022. Sublease income was $2.7 million, and $2.9 million for the years ended December 31, 2021, and 2020, respectively.

For the years ended December 31, 2022, 2021, and 2020, lease expense, net of sublease income of $10.1 million, $10.2 million, and $10.8 million is included in operating expenses in the consolidated statements of operations, respectively. The Company did not have any material variable lease costs or short-term lease costs for the years ended December 31, 2022, 2021, and 2020.

As of December 31, 2022 and 2021, the weighted-average remaining lease term of the Company's operating leases was 3.8 and 4.5 years, respectively, and the weighted-average discount rate used to measure the present value of the operating lease liabilities was 4.3% and 4.1%, respectively.

The Company's future minimum lease payments under non-cancelable operating leases as of December 31, 2022 were as follows (in thousands):

Year Ending December 31,	Minimum Lease Payments
2023	$ 8,626
2024	8,670
2025	10,690
2026	7,231
Total minimum lease payments	35,217
Less: Imputed interest	(2,706)
Present value of future minimum lease payments	$ 32,511

Purchase Obligations

As of December 31, 2022, future payments under non-cancelable purchase obligations, primarily related to third-party cloud infrastructure agreements under which the Company is granted access to use certain cloud services, were as follows (in thousands):

Year Ending December 31,	Purchase Obligations
2023	$ 154,013
2024	143,641
2025	166,834
2026	161,976
2027	132,100
Total	$ 758,564

Legal Matters

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. As of December 31, 2022 and 2021, the Company is not aware of any matters that would individually or taken together have a material adverse effect on the Company's results of operations, financial position, or cash flows.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including customers, business partners, landlords, and certain third-party vendors. Under these arrangements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified party for certain losses suffered or incurred by the indemnified party resulting from certain Company activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. As of December 31, 2022 and 2021, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. The Company maintained commercial general liability insurance and product liability insurance during the years ended December 31, 2022, 2021, and 2020 to offset certain of the Company's potential liabilities under these indemnification provisions.

The Company also indemnifies certain of its officers, directors, and certain key employees while they are serving in good faith in their respective capacities. As of December 31, 2022 and 2021, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements.

9. Revenue

Disaggregation of Revenue

The following table sets forth revenue disaggregated by geographic markets based on the location of the customer and by subscription and service categories (dollars in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Geographic markets:						
United States	$ 362,132	62%	$ 246,676	64%	$ 156,104	66%
International	223,812	38%	141,188	36%	80,473	34%
Total revenue	$ 585,944	100%	$ 387,864	100%	$ 236,577	100%
Subscriptions and services:						
Confluent Platform - License	$ 76,019	13%	$ 69,183	18%	$ 49,043	21%
Confluent Platform - PCS	247,803	42%	183,737	47%	128,178	54%
Confluent Cloud	211,187	36%	94,179	24%	31,412	13%
Subscription	535,009	91%	347,099	89%	208,633	88%
Services	50,935	9%	40,765	11%	27,944	12%
Total revenue	$ 585,944	100%	$ 387,864	100%	$ 236,577	100%

Other than the United States, no individual country represented 10% or more of total revenue during the years ended December 31, 2022, 2021, and 2020.

Remaining Performance Obligations ("RPO")

RPO represent the amount of contracted future revenue that has not yet been recognized as of the end of each period, including both deferred revenue that has been invoiced and non-cancelable committed amounts that will be invoiced and recognized as revenue in future periods. RPO exclude pay-as-you-go arrangements. As of December 31, 2022, the Company's RPO was $740.7 million, approximately 62% of which is expected to be recognized as revenue over the next 12 months and the substantial majority of the remainder in the next 13 to 36 months.

Deferred Revenue

Deferred revenue, including current and non-current balances as of December 31, 2022 and 2021, was $322.8 million and $246.5 million, respectively. For the years ended December 31, 2022, 2021, and 2020, revenue recognized from deferred revenue at the beginning of each year was $221.1 million, $141.7 million, and $83.4 million, respectively.

Deferred Contract Acquisition Costs

The following table summarizes the activity of deferred contract acquisition costs (in thousands):

| | Year Ended December 31, | |
	2022	2021
Beginning balance	$ 78,824	$ 47,599
Capitalization of contract acquisition costs	62,799	57,922
Amortization of deferred contract acquisition costs	(37,339)	(26,697)
Ending balance	$ 104,284	$ 78,824

10. Stockholders' Equity

Preferred Stock

In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 10,000,000 shares of undesignated preferred stock with a par value of $0.00001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors.

Common Stock

The Company has two classes of common stock: Class A common stock and Class B common stock. In connection with the IPO, the Company's amended and restated certificate of incorporation authorized the issuance of 1,000,000,000 shares of Class A common stock and 500,000,000 shares of Class B common stock. The shares of Class A common stock and Class B common stock are identical, except with respect to voting, converting, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes. Class A and Class B common stock have a par value of $0.00001 per share and are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Any holder's shares of Class B common stock will convert automatically to Class A common stock, on a one-to-one basis, upon the following: (i) sale or transfer of such share of Class B common stock, except for permitted transfers as described in the amended and restated certificate of incorporation; (ii) the death or incapacity of the Class B common stockholder (or nine months after the date of the death or incapacity if the stockholder is one of the Company's founders); and (iii) on the final conversion date, defined as the earliest of (a) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding shares of Class A and Class B common stock; (b) the last trading day of the fiscal year following the tenth anniversary of the Company's IPO; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.

In June 2021, the Company donated 250,000 shares of its Class A common stock to its charitable foundation, Confluent.org. The Company recognized charitable donation expense of $13.3 million during the year ended December 31, 2021 within general and administrative expense based on the closing price of its Class A common stock on the date of donation.

Common Stock Reserved for Future Issuance

The Company has reserved the following shares of common stock for future issuance:

	December 31, 2022	December 31, 2021
2014 Stock Plan:		
Options outstanding	45,276,579	61,903,883
Restricted stock units outstanding	2,224,138	3,495,540
2021 Equity Incentive Plan:		
Options outstanding	22,500	22,500
Restricted stock units outstanding	17,729,318	2,938,968
Remaining shares available for future issuance	33,300,077	32,797,245
2021 Employee Stock Purchase Plan	6,493,913	5,162,575
Total	105,046,525	106,320,711

Equity Incentive Plans

In September 2014, the Company's board of directors adopted and the Company's stockholders approved the 2014 Stock Plan (the "2014 Plan"). The 2014 Plan was also amended and restated in March 2021 and June 2021. Under the 2014 Plan, the board of directors may grant stock options and other equity-based awards to eligible employees, directors, and consultants. The 2014 Plan was terminated in June 2021 in connection with the IPO, but continues to govern the terms of outstanding awards that were granted prior to the termination of the 2014 Plan. No further equity awards will be granted under the 2014 Plan. With the establishment of the 2021 Equity Incentive Plan (the "2021 Plan"), upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock-based awards granted under the 2014 Plan, an equal number of shares of Class A common stock will become available for grant under the 2021 Plan. Equity-based awards granted under the 2014 Plan and the 2021 Plan generally vest over four years. All stock option grants expire ten years from the date of grant.

In April 2021, the Company's board of directors adopted, and in June 2021, the Company's stockholders approved, the 2021 Plan, which became effective at the time of the execution of the underwriting agreement related to the Company's IPO. The 2021 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units awards, performance awards, and other forms of awards to employees, directors, and consultants, including employees and consultants of the Company's affiliates. A total of 25,812,876 shares of the Company's Class A common stock have been reserved for future issuance under the 2021 Plan in addition to (i) the shares that remained available for grant of future awards under the 2014 Plan at the time the 2021 Plan became effective, (ii) shares underlying outstanding stock awards granted under the 2014 Plan that expire, or are forfeited, cancelled, or reacquired, as described above, and (iii) any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan.

In April 2021, the Company's board of directors adopted, and in June 2021, the Company's stockholders approved, the 2021 Employee Stock Purchase Plan (the "2021 ESPP"), which became effective at the time of the execution of the underwriting agreement related to the Company's IPO. The 2021 ESPP authorizes the issuance of shares of Class A common stock pursuant to purchase rights granted to employees. A total of 5,162,575 shares of the Company's Class A common stock have been reserved for future issuance under the 2021 ESPP, in addition to any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan.

Except for the initial offering period, the 2021 ESPP provides for 12-month offering periods beginning February 16 and August 16 of each year, and each offering period consists of two six-month purchase periods. The initial offering period began on June 24, 2021 and ended on August 15, 2022. The initial offering consisted of two purchase periods, with the first purchase period ending on February 15, 2022 and the second purchase period ending on August 15, 2022. The price at which Class A common stock is purchased under the 2021 ESPP is equal to 85% of the lesser of (1) the fair market value of the Company's Class A common stock on the offering date or (2) the fair market value of the Company's Class A common stock on the purchase date.

The 2021 ESPP offers a rollover feature pursuant to which, if the fair market value of a share of Class A common stock on the first trading day of a new purchase period is lower than the fair market value on the offering date, that offering period will terminate and participants will be automatically enrolled in a new 12-month offering period. An ESPP rollover occurred when the Company's closing stock price on August 16, 2022 was below the closing stock price on February 16, 2022. This triggered a new 12-month offering period ending on August 15, 2023 and resulted in immaterial incremental stock-based compensation expense to be recognized over the remaining requisite service period.

Equity Awards Outstanding

The following table summarizes stock equity award activity and activity regarding shares available for grant under the 2014 Plan and the 2021 Plan:

		Equity Awards Outstanding			
	Shares Available for Grant	Outstanding Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Balance as of December 31, 2021	32,797,245	61,926,383	$ 6.97	7.88	$ 4,289,643
Increase in authorized shares	13,590,094	-	$ -		
Stock options exercised	-	(12,198,241)	$ 3.54		
Stock options forfeited or expired	4,429,063	(4,429,063)	$ 8.37		
Repurchases of unvested common stock	157,672	-	$ -		
RSUs granted	(19,504,690)	-	$ -		
RSUs forfeited or cancelled	1,830,693	-	$ -		
Balance as of December 31, 2022	33,300,077	45,299,079	$ 7.76	6.99	$ 657,307
Vested as of December 31, 2022		27,282,834	$ 6.09	6.58	$ 440,977
Vested and expected to vest as of December 31, 2022		45,299,079	$ 7.76	6.99	$ 657,307

Aggregate intrinsic value represents the difference between the exercise price of the options to purchase common stock and the estimated fair value of the Company's common stock. The intrinsic value of options exercised was $382.4 million, $976.5 million, and $60.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. No options were granted during the year ended December 31, 2022. The weighted-average grant-date fair value per share of options granted during the years ended December 31, 2021 and 2020 was $12.43 and $4.43, respectively. The total grant-date fair value of stock options vested was $108.1 million, $63.6 million, and $29.2 million during years ended December 31, 2022, 2021, and 2020, respectively.

Early Exercised Options

All stock option holders have the right to exercise unvested options, which are subject to a repurchase right held by the Company at the original exercise price in the event of voluntary or involuntary termination of employment of the stockholder. As of December 31, 2022 and December 31, 2021, there were 578,119 and 2,164,577 shares that had been early exercised and were subject to repurchase, respectively. The proceeds related to early exercised options are recorded as liabilities until the options vest, at which point they are reclassified to equity. As of December 31, 2022 and December 31, 2021, the liabilities for early exercised options subject to repurchase were $4.0 million and $15.8 million, respectively, which were recorded within liability for early exercise of unvested stock options and other liabilities, non-current on the consolidated balance sheets.

Shares issued for early exercised options are included in issued and outstanding shares as they are legally issued and outstanding, but are not deemed outstanding for accounting purposes until the shares vest.

Performance-Based Options

The Company had granted 2,875,255 options with both a service-based vesting condition and a performance-based vesting condition prior to the IPO. No performance-based options were granted subsequent to the IPO. The performance-based vesting condition was not deemed probable until consummated, and therefore, stock-based compensation related to these options remained unrecognized prior to the effectiveness of the IPO. Upon the effectiveness of the IPO in June 2021, the performance-based vesting condition was satisfied, and therefore, the Company recognized cumulative stock-based compensation expense of $3.8 million to general and administrative expense using the accelerated attribution method for the portion of the awards for which the service-based vesting condition had been fully or partially satisfied.

RSUs

The Company began granting RSUs in 2021. RSUs granted prior to the IPO had both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is generally satisfied by rendering continuous service for four years, during which time the grants will vest quarterly. In November 2021, the Company's board of directors modified the terms of the RSUs. Prior to the modification, the RSUs vested either quarterly or with a cliff vesting period of one year and continued vesting quarterly thereafter. The modification removed the requirement of the cliff vesting period of one year and did not have a material impact to the consolidated financial statements for the year ended December 31, 2021. All other significant terms of the service-based RSUs remained unchanged.

The performance-based vesting condition was satisfied upon the sale of the Company's common stock in a firm commitment underwritten public offering. The performance-based vesting condition was not deemed probable until consummated, and therefore, stock-based compensation related to these RSUs remained unrecognized prior to the effectiveness of the IPO. RSUs granted after the IPO do not contain the performance-based vesting condition described above.

Upon the effectiveness of the IPO in June 2021, the performance-based vesting condition was satisfied, and therefore, the Company recognized cumulative stock-based compensation expense of $6.8 million using the accelerated attribution method for the portion of the awards for which the service-based vesting condition had been fully or partially satisfied.

The following table summarizes RSU activity under the 2014 Plan and the 2021 Plan:

	RSUs Outstanding	
	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested balance as of December 31, 2021	6,434,508	$ 46.01
RSUs granted	19,504,690	$ 31.03
RSUs vested	(4,155,049)	$ 38.58
RSUs forfeited or cancelled	(1,830,693)	$ 42.91
Unvested balance as of December 31, 2022	19,953,456	$ 33.18

The total grant-date fair value of RSUs vested was $160.3 million and $22.2 million during the years ended December 31, 2022 and 2021, respectively.

Determination of Fair Value

The Company estimates the fair value of stock options using the Black-Scholes option-pricing model, which is dependent upon several variables, such as the fair value of the Company's common stock, the expected option term, expected volatility of the Company's stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield.

Fair Value of Common Stock: Prior to the completion of the IPO, the board of directors had determined the fair value of common stock by considering a number of objective and subjective factors, including but not limited to contemporaneous independent third-party valuations of the Company's common stock, market performance of comparable publicly traded companies, sales of the Company's redeemable convertible preferred stock and common stock to unrelated third parties, operating and financial performance, the lack of marketability of the Company's common stock, general and industry-specific economic outlook, and the likelihood of achieving a liquidity event, such as an initial public offering, a merger, or acquisition of the Company given prevailing market conditions. After the completion of the IPO, the fair value of the Company's common stock is determined by the closing price, on the date of grant, of its Class A common stock, which is traded on the Nasdaq Global Select Market.

Expected Term: For option grants subject to service-based vesting conditions only, the expected term represents the period that the Company's stock options are expected to be outstanding and is calculated using the simplified method for options that have only service-based vesting conditions. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants, the Company estimates the expected term using historical data on employee exercises and post-vesting employment termination behavior, considering the contractual life of the award.

Expected Volatility: Since the Company does not have a sufficient trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of public companies within the Company's industry that it considers to be comparable to its business, over a period equivalent to the expected term of the stock options.

Risk-Free Interest Rate: The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon notes with maturities equivalent to the option's expected term.

Expected Dividend Yield: The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and therefore has estimated the dividend yield to be zero.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2021 and 2020. No stock options were granted during the year ended December 31, 2022:

	Year Ended December 31,	
	2021	**2020**
Expected term (in years)	6.17	6.17
Expected volatility	66.3%	68.3%
Risk-free interest rate	1.1%	0.5%
Expected dividend yield	0%	0%

The fair value of employee stock purchase rights for offerings under the 2021 ESPP were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,	
	2022	**2021**
Expected term (in years)	0.49 - 1.00	0.63 - 1.12
Expected volatility	55.0% - 82.1%	54.6% - 56.7%
Risk-free interest rate	0.7% - 3.3%	0.1%
Expected dividend yield	0%	0%

Stock-Based Compensation Expense

Total stock-based compensation expense was as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Cost of revenue - subscription	$ 23,136	$ 12,571	$ 2,572
Cost of revenue - services	9,253	5,418	1,745
Research and development	101,499	49,051	33,755
Sales and marketing	99,366	55,506	14,734
General and administrative	44,402	33,078	90,535
Stock-based compensation, net of amounts capitalized	$ 277,656	$ 155,624	$ 143,341
Capitalized stock-based compensation	7,544	2,625	547
Total stock-based compensation	$ 285,200	$ 158,249	$ 143,888

As of December 31, 2022, there was $750.3 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted-average period of 2.8 years.

Tender Offer

In July 2020, the Company facilitated a tender offer whereby certain investors purchased shares of the Company's convertible founder stock and common stock from certain stockholders. As a result, certain directors, employees, and non-employees of the Company sold an aggregate of 7,284,182 shares of the Company's convertible founder stock and 1,883,233 shares of the Company's common stock to entities affiliated with new and existing investors at a purchase price of $14.9687 per share for an aggregate purchase price of $137.2 million. Upon the sale of the Company's stock, 7,284,182 shares of convertible founder stock were converted into shares of Series E redeemable convertible preferred stock. The purchase price in this tender offer transaction was in excess of the fair value of such shares at the time of the transaction. As a result, during the year ended December 31, 2020, the Company recorded the excess of the purchase price over fair value of $76.3 million as stock-based compensation expense.

Secondary Sales

In September 2020, a director of the Company sold an aggregate of 2,632,747 shares of the Company's common stock to entities affiliated with an existing investor at a purchase price of $14.9687 per share for an aggregate purchase price of $39.4 million. Also in September 2020, a director and an employee of the Company sold an aggregate of 2,142,900 shares of the Company's common stock to entities affiliated with a new investor at a purchase price of $14.00 per share for an aggregate purchase price of $30.0 million. The purchase prices in both of these secondary transactions were in excess of the fair value of such shares. As a result, during the year ended December 31, 2020, the Company recorded the excess of the purchase price over fair value of $35.6 million as stock-based compensation expense.

11. Income Taxes

The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Domestic	$ (461,919)	$ (347,552)	$ (234,905)
Foreign	15,661	7,925	4,870
Loss before income taxes	$ (446,258)	$ (339,627)	$ (230,035)

The components of provision for (benefit from) income taxes were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Current			
State	$ 337	$ 251	$ 87
Foreign	6,193	1,588	1,041
Total	6,530	1,839	1,128
Deferred			
Foreign	(237)	1,335	(1,335)
Total	(237)	1,335	(1,335)
Provision for (benefit from) income taxes	$ 6,293	$ 3,174	$ (207)

The reconciliation of the income tax benefit computed at the federal statutory tax rate to the Company's provision for (benefit from) income taxes was as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Income tax benefit computed at federal statutory rate	$ (93,714)	$ (71,322)	$ (48,307)
Foreign rate differential	2,668	1,214	(1,317)
Stock-based compensation expense	(14,145)	(104,993)	24,004
Change in valuation allowance	122,724	192,301	27,446
Research and development credits	(11,581)	(14,483)	(2,432)
Other	341	457	399
Provision for (benefit from) income taxes	$ 6,293	$ 3,174	$ (207)

The significant components of net deferred tax balances were as follows (in thousands):

	December 31,			
	2022		**2021**	
Deferred tax assets:				
Net operating loss carryforwards	$	324,950	$	277,453
Capitalized research and development costs		74,824		-
Tax credit carryforwards		46,190		30,777
Stock-based compensation expense		26,211		14,885
Accruals and reserves		8,005		6,781
Operating lease liabilities		7,524		9,398
Deferred revenue		6,065		4,095
Other		6,021		3,258
Total deferred tax assets		499,790		346,647
Less: Valuation allowance		(461,234)		(316,056)
Deferred tax assets, net of valuation allowance		38,556		30,591
Deferred tax liabilities:				
Deferred contract acquisition costs		(25,054)		(18,783)
Operating lease right-of-use assets		(6,788)		(8,559)
Property and equipment		(5,898)		(2,558)
Other		(103)		(214)
Total deferred tax liabilities		(37,843)		(30,114)
Net deferred tax assets	$	713	$	477

The Company recognizes a valuation allowance on its deferred tax assets if it is more likely than not that some or all the deferred tax assets will not be realized. Due to a history of losses in the United States and United Kingdom, U.S. and U.K. deferred tax assets have been fully offset by a valuation allowance. The valuation allowance was $461.2 million as of December 31, 2022 and increased by $145.1 million during the year ended December 31, 2022 primarily due to increased U.S. federal and state and U.K. net operating loss carryforwards, capitalized research and development costs, and tax credit carryforwards. The valuation allowance was $316.1 million as of December 31, 2021 and increased by $242.3 million during the year ended December 31, 2021 primarily due to increased U.S. federal and state net operating loss carryforwards and tax credit carryforwards and the establishment of a valuation allowance in the United Kingdom.

As of December 31, 2022, the Company intends to indefinitely reinvest its foreign earnings and cash unless such repatriation results in no or minimal tax costs. For the earnings the Company intends to indefinitely reinvest, no deferred tax liabilities for foreign withholding or other taxes have been recorded. The estimated amount of such unrecognized deferred tax liability associated with the indefinitely reinvested earnings is immaterial.

As of December 31, 2022, the Company had $1,283.0 million of federal net operating loss carryforwards and $689.3 million of state net operating loss carryforwards. Of the federal net operating loss carryforwards, $1,238.9 million can be carried forward indefinitely, but is limited to 80% of annual taxable income. The remaining federal and state net operating loss carryforwards will begin to expire in 2034 and 2025, respectively.

As of December 31, 2022, the Company had U.S. federal and state research tax credit carryforwards of $43.2 million and $19.9 million, respectively. The U.S. federal research tax credit carryforwards will begin to expire in 2034. The California research tax credit carryforwards can be carried forward indefinitely, while the research tax credit carryforwards for other states will begin to expire in 2026.

As of December 31, 2022, the Company had $60.8 million of foreign net operating loss carryforwards. These foreign net operating loss carryforwards have an indefinite life and do not expire.

Under Section 382 of the Internal Revenue Code of 1986, as amended, and similar provisions of state law, utilization of net operating loss and tax credit carryforwards may be subject to an annual limitation due to an ownership change. As of December 31, 2022, the Company assessed that its net operating loss and tax credit carryforwards will not expire solely due to Section 382 limitations.

A reconciliation of the beginning and ending balances of total unrecognized tax benefits is as follows (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Beginning balance	$ 12,530	$ 3,399	$ 1,623
Gross (decrease) increase for prior year tax positions	(859)	192	200
Gross increase for current year tax positions	7,243	8,939	1,576
Ending balance	$ 18,914	$ 12,530	$ 3,399

As of December 31, 2022, the total amount of unrecognized tax benefits, if recognized, would not affect the Company's effective tax rate due to the existence of carryforwards and the valuation allowance in the United States and applicable U.S. state jurisdictions.

The Company does not expect its gross unrecognized tax benefits to change significantly within the next 12 months. It is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities.

The Company recognizes interest and penalties related to uncertain tax positions in benefit from income taxes in the consolidated statements of operations. There were no interest and penalties associated with unrecognized income tax benefits for the years ended December 31, 2022, 2021, and 2020.

The Company's tax years from inception in 2014 through December 31, 2022 remain subject to examination by various jurisdictions.

12. Net Loss Per Share

For periods in which there were shares of Class A and Class B common stock outstanding, the rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock were identical, except with respect to voting, converting, and transfer rights. As the liquidation and dividend rights were identical for Class A and Class B common stock, the undistributed earnings were allocated on a proportionate basis and the resulting net loss per share would, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

| | Year Ended December 31, | | | |
| | 2022 | 2021 | 2020 | |
	Class A and Class B Common	Class A and Class B Common	Common	Convertible Founder
Numerator:				
Net loss	$ (452,551)	$ (342,801)	$ (219,560)	$ (10,268)
Denominator:				
Weighted-average shares used to compute net loss per share, basic and diluted	280,080,357	188,627,720	99,562,032	4,656,050
Net loss per share, basic and diluted	$ (1.62)	$ (1.82)	$ (2.21)	$ (2.21)

The following outstanding potentially dilutive shares were excluded from the computation of diluted net loss per share for the periods presented because the impact of including them would have been anti-dilutive:

	December 31, 2022	December 31, 2021	December 31, 2020
Redeemable convertible preferred stock	-	-	115,277,850
Stock options	45,299,079	61,926,383	71,213,150
Unvested early exercised stock options	578,119	2,164,577	2,338,945
RSUs	19,953,456	6,434,508	-
ESPP	1,428,206	1,322,476	-
Shares issuable upon conversion of the 2027 Notes	10,992,960	10,992,960	-
Total	78,251,820	82,840,904	188,829,945

The Company calculates the potential dilutive effect of its 2027 Notes under the if-converted method. Under this method, diluted net loss per share is determined by assuming that all of the 2027 Notes were converted into shares of the Company's Class A common stock at the beginning of the reporting period.

In connection with the issuance of the 2027 Notes, the Company entered into Capped Calls, which are not included for purposes of calculating the number of diluted weighted-average shares outstanding, as their effect would have been anti-dilutive. The Capped Calls are expected to partially offset the potential dilution to the Company's Class A common stock upon any conversion of the 2027 Notes.

13. Subsequent Events

Business Combination

In January 2023, the Company acquired all outstanding shares of Immerok GmbH, an Apache Flink stream processing managed services company, for purchase consideration of approximately $54.9 million in cash.

The Company incurred $1.1 million of transaction costs associated with the acquisition during the year ended December 31, 2022, which were recorded as general and administrative expenses in the consolidated statements of operations.

The Company will account for the acquisition as a business combination in accordance with ASC 805. Given the limited time since the acquisition date, it is not practicable to disclose the initial accounting, including the purchase price allocation, at the time of this filing.

Restructuring

On January 17, 2023, the Company approved restructuring actions (the "Restructuring Plan") to adjust its cost structure and real estate footprint. The Restructuring Plan includes a reduction of approximately 8% of the Company's global workforce as of December 31, 2022, with most of these reductions expected to occur by the end of the second quarter of 2023. The Company estimates it will incur approximately $27 to $31 million in non-recurring charges in connection with the Restructuring Plan, primarily related to cash expenditures for employee transition and severance payments, employee benefits, and related facilitation costs, as well as non-cash expenditures related to lease abandonment. Of the total restructuring expenses, $14 to $17 million is expected to result in future cash outlays. The Company expects the majority of the charges to be recognized by March 31, 2023 and future cash outlays to be substantially complete by June 30, 2023. The charges that the Company expects to incur are subject to a number of assumptions, including local law requirements in various jurisdictions, and actual expenses may differ materially from the estimates disclosed above.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by this Item (other than the information set forth in the next paragraph) will be included in the proxy statement for our 2023 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2022 (the "2023 Proxy Statement"), and is incorporated herein by reference.

We maintain a Code of Conduct that is applicable to all employees, executive officers and directors. Our Code of Conduct is available on our Investor Relations website at investors.confluent.io under "Governance - Governance Documents." We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website, if required by applicable law or the listing standards of The Nasdaq Global Select Market. The inclusion of our website address in this Annual Report on Form 10-K does not include or incorporate by reference into this Annual Report on Form 10-K the information on or accessible through our website.

Item 11. Executive Compensation

The information required by this Item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Annual Report on Form 10-K:

(a)   *Consolidated Financial Statements*

The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

(b)   *Financial Statement Schedules*

The financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

(c)   *Exhibits*

The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Index

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of Confluent, Inc.	8-K	001-40526	3.1	6-28-2021	
3.2	Amended and Restated Bylaws of Confluent, Inc.	S-1/A	333-256693	3.4	6-16-2021	
4.1	Reference is made to Exhibits 3.1 and 3.2.					
4.2	Form of Class A Common Stock Certificate.	S-1/A	333-256693	4.1	6-16-2021	
4.3	Indenture, dated as of December 13, 2021, by and between Confluent, Inc. and U.S. Bank National Association, as Trustee.	8-K	001-40526	4.1	12-14-2021	
4.4	Form of Global Note, representing Confluent, Inc.'s 0% Convertible Senior Notes due 2027 (included as Exhibit A to the Indenture filed as Exhibit 4.3).	8-K	001-40526	4.2	12-14-2021	
4.5	Description of Securities.	10-K	001-40526	4.5	2-24-2022	
10.1	Amended and Restated Investors' Rights Agreement by and among Confluent, Inc. and certain holders of its capital stock, dated March 20, 2020.	S-1	333-256693	10.1	6-1-2021	
10.2+	Amended and Restated 2014 Stock Plan.	S-1/A	333-256693	10.2	6-16-2021	
10.3+	Forms of Option Agreement, Stock Option Grant Notice, Exercise Agreement, and Early Exercise Notice and Restricted Stock Purchase Agreement under the 2014 Stock Plan.	S-1/A	333-256693	10.3	6-16-2021	
10.4+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2014 Stock Plan.	S-1/A	333-256693	10.4	6-16-2021	
10.5+	2021 Equity Incentive Plan.	S-1/A	333-256693	10.5	6-16-2021	
10.6+	Forms of Notice of Stock Option Grant, Global Stock Option Agreement, and Exercise Notice under the 2021 Equity Incentive Plan.	S-1/A	333-256693	10.6	6-16-2021	
10.7+	Form of Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan.	S-1/A	333-256693	10.7	6-16-2021	
10.8+	2021 Employee Stock Purchase Plan.	S-1/A	333-256693	10.8	6-16-2021	
10.9+	Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer.	S-1	333-256693	10.9	6-1-2021	
10.10+	Confirmatory Offer Letter by and between the Registrant and Edward Jay Kreps, dated May 28, 2021.	S-1/A	333-256693	10.10	6-16-2021	
10.11+	Confirmatory Offer Letter by and between the Registrant and Steffan Tomlinson, dated June 14, 2021.	S-1/A	333-25669	10.11	6-16-2021	
10.12+	Confirmatory Offer Letter by and between the Registrant and Erica Schultz, dated May 28, 2021.	S-1/A	333-256693	10.12	6-16-2021	
10.13+	Confirmatory Offer Letter by and between the Registrant and Stephanie Buscemi, dated October 21, 2022.	10-Q	001-40526	10.1	11-2-2022	
10.14+	Confirmatory Offer Letter by and between the Registrant and Chad Verbowski, dated October 19, 2022.	10-Q	001-40526	10.2	11-2-2022	
10.15	Net Lease Agreement by and between the Registrant and West Evelyn Bryant Office Partners, L.P., dated April 11, 2019.	S-1	333-256693	10.13	6-1-2021	

10.16+	Non-Employee Director Compensation Policy.	10-Q	001-40526	10.1	8-3-2022	
10.17+	Executive Officer Change in Control/Severance Benefit Plan and related participation agreement.	10-K	001-40526	10.15	2-24-2022	
10.18+	Cash Incentive Bonus Plan.	S-1	333-256693	10.16	6-1-2021	
10.19	Form of Confirmation for Capped Call Transactions.	8-K	001-40526	10.1	12-14-2021	
21.1	List of Subsidiaries of the Registrant.					X
23.1	Consent of Pricewaterhouse Coopers LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K).					X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					X

————

\+ Management contract or compensatory plan or arrangement.

* The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Confluent, Inc.

Date: February 28, 2023
By: _____/s/ Edward Jay Kreps_____

Edward Jay Kreps
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward Jay Kreps and Steffan Tomlinson, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Edward Jay Kreps Edward Jay Kreps	Chief Executive Officer and Director *(Principal Executive Officer)*	February 28, 2023
/s/ Steffan Tomlinson Steffan Tomlinson	Chief Financial Officer *(Principal Financial Officer)*	February 28, 2023
/s/ Ying Christina Liu Ying Christina Liu	Chief Accounting Officer *(Principal Accounting Officer)*	February 28, 2023
/s/ Lara Caimi Lara Caimi	Director	February 28, 2023
/s/ Jonathan Chadwick Jonathan Chadwick	Director	February 28, 2023
/s/ Alyssa Henry Alyssa Henry	Director	February 28, 2023
/s/ Matthew Miller Matthew Miller	Director	February 28, 2023
/s/ Neha Narkhede Neha Narkhede	Director	February 28, 2023
/s/ Greg Schott Greg Schott	Director	February 28, 2023
/s/ Eric Vishria Eric Vishria	Director	February 28, 2023
/s/ Mike Volpi Mike Volpi	Director	February 28, 2023

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